As filed with the Securities and Exchange Commission on November 1, 2010
Registration No. 333-168073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ZHENG HUI INDUSTRY CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	2015	80-0334470
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Daokou Industry Park, Yingli Town
Shouguang, Shandong
P.R. China, 262717
Telephone: 86-536-5401658
(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)

CSC Services of Nevada, Inc.
502 East John Street
Carson City, Nevada 89706
Telephone: (888) 690 2882
(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies to:
Steven Schuster, Esq. David W. Sass, Esq. Qian Hu, Esq. McLaughlin & Stern LLP 260 Madison Avenue New York, New York 10016 Telephone (212) 448-1100 Facsimile (800) 203-1556	Louis A. Bevilacqua, Esq. Joseph R. Tiano, Esq. Jeffrey B. Grill, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, NW Washington, DC 20037 Telephone (202) 663-8000 Facsimile (202) 663-8007

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐	Smaller Reporting Company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common stock, $0.001 par value per share (1)	$17,250,000	(3)	$1,230
Underwriters’ warrants to purchase common stock (2)	n/a		n/a
Common stock, $0.001 par value per share issuable upon exercise of the underwriters’ warrants (2)	$2,242,500	(2)	$160	(2)
Total			$1,390	(4)

(1)
In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of additional shares of common stock that may be issued and resold pursuant to stock splits, stock dividends, anti-dilution provisions, including the anti-dilution provisions under the underwriters’ warrants, and similar transactions.

(2)
The registrant has agreed to issue to each of the underwriters a warrant to purchase a number of shares of common stock equal to 10% of the total number of shares of common stock sold in the offering. The warrants will be exercisable at a price equal to 130% of the public offering price in connection with the offering. The registration fee was calculated in accordance with Rule 457(g) under the Securities Act. The proposed maximum aggregate offering price of the underwriters’ warrants is $2,242,500, which is equal to 130% of $1,725,000 (10% of $17,250,000). In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s common stock underlying the underwriters’ warrants are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.

(3)	Includes shares of common stock issuable upon exercise of the underwriters’ over-allotment. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(4)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	NOVEMBER 1, 2010

Shares

ZHENG HUI INDUSTRY CORPORATION

Common Stock

This is an initial public offering of shares of common stock, $.001 par value per share, of Zheng Hui Industry Corporation, a Nevada corporation.  We are offering            shares of our common stock.  Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $        and $        per share. We have applied to have our common stock listed on the NASDAQ Capital Market under the symbol “ZHIC.”

Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted to the underwriters an option to purchase up to additional              shares of our common stock to cover over-allotments, if any, at the initial public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus. We have also granted to each of the underwriters a warrant to purchase up to an aggregate of              shares of our common stock as additional compensation.  See “Underwriting” for more information.

The underwriters expect to deliver shares of our common stock to purchasers on or about                  , 2010.

Rodman & Renshaw, LLC	Newbridge Securities Corporation

The date of this prospectus is           , 2010

Processing Plant

Processing Plant

Ducklings

Headquarters

024

Hatchery

You should rely only on information contained in this prospectus or in any free writing prospectus that we may provide to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from what is contained in this prospectus or in any free writing prospectus that we may provide to you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. The information in this prospectus may only be accurate as of the date on the front of this prospectus regardless of time of delivery of this prospectus or any sale of our securities.

Dealer Prospectus Delivery Obligation

Until                , 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our securities, especially the risks of investing in our securities, which we discuss later in “Risk Factors,” and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless the context requires otherwise, the words the “Company,” “Zheng Hui,” “we,” “us” and “our” refer to Zheng Hui Industry Corporation, our subsidiaries and Weifang Jinzheng Poultry Co. Ltd. This prospectus assumes the over-allotment has not been exercised, unless otherwise indicated. Unless otherwise indicated, all amounts in this prospectus are reflected in the legal currency of the United States, which may be referred to as “U.S. dollars,” “USD” or “$.”

Overview

We are engaged in hatching “Cherry Valley” duck and producing, processing, marketing and distributing frozen processed duck, duck feed and other duck-related products in the People’s Republic of China (the “PRC” or “China”). We sell frozen duck, in whole or cut-up form, to wholesalers, food processing companies and distributors in fifteen Chinese provinces, including the cities of Beijing, Shanghai, Tianjin, and Chongqing. Our objective is to establish ourselves as a leading producer and distributor of “Cherry Valley” ducks in the PRC.

Through years of experience and operation, we believe that we have developed a highly effective vertically-integrated supply chain that we describe as a “Company-Base-Farmer” business model. Under our model, we raise breeder ducks and hatch ducklings in our own facilities and then sell ducklings to our network of approximately 400 contracted farmers. We repurchase the adult commercial ducks that meet our criteria from our contracted farmers, then process, freeze, and store the ducks and duck products in our own facilities. To assist in the ducks’ growth, we also produce and sell duck feed to our contracted farmers through feed brokers.

Although the raw material cost of the duck feed can be volatile for a duck raising company, by leveraging our  relationships with our suppliers, contracted farmers and customers and our vertically-integrated model, we have generated substantial revenue and simultaneously reduced the volatility.

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008
	USD	USD	USD	USD

Net revenue	30,063,212	25,171,582	36,757,703	33,354,5 35
Cost of sales	24,917,180	20,098,775	29,299,988	26,501,070
Gross profit	5,146,032	5,072,807	7,457,715	6,853,465
Gross profit ratio	17.1%	20.2%	20.3%	20.6%
Net income	2,906,705	3,146,931	4,730,350	4,083,502

In addition, our operating model transfers most of the risk involved in the duck production process to our farmers and feed brokers, therefore insulating us from over-production and missed market opportunities. We generally limit the term of our sales contracts to 30 days.  In order to avoid over-production, we maintain inventory of frozen duck products at a low level and base our production and sales to farmers of ducklings upon the quantity of contracts or sales orders we receive.  In addition, due to the short 30-day operating cycle, we can easily adjust our production based on market demand, preferences and other fluctuations and variables.

Our major product is frozen, lean-meat “Cherry Valley” duck, which was developed from the traditional Peking or Beijing ducks by Cherry Valley Farm, a United Kingdom (“UK”) company.  Our product is the third generation of Cherry Valley species introduced from the UK, which we purchase from their authorized distributor in China. According to the China Animal Agriculture Association, Cherry Valley ducks have the following general characteristics relative to other ducks: (1) higher growth rate; (2) higher conversion rate of feed, that is, with the same amount of feed, the duck will provide more meat; (3) higher rate of lean meat; (4) stronger disease immunity; and (5) greater ability to be cultivated in different geographical regions. Also, Cherry Valley ducks have less fat content. According to a report from January 2010 in the Meat Trade News Daily in the UK, a traditional Peking duck will have a fat level in excess of 35%, whereas a Cherry Valley duck will have a fat level of less than 27%.

We have an abundant supply of breeder ducks and the ability to process approximately 25,000 ducks a day. In addition to revenues generated from the sale of processed duck products, we also generate revenues from the sales of ducklings and duck feed to our contracted farmers and duck feathers to a domestic feather processing manufacturer in China. One of our main growth strategies is to expand our production capacity of processed duck by either acquiring or constructing an additional facility. Such additional facility will have additional cold storage, slaughter facilities, feather-removing workshops, processing plants, a warehouse, and other buildings and workspaces necessary to grow our business. By acquiring or constructing an additional facility, we expect to increase our capacity from approximately 25,000 ducks per day to approximately 80,000 ducks per day. In addition to the increase of our duck production capacity, we also expect to increase the production of our ducklings, duck feed and duck feathers. Specifically, we expect to increase the number of breeder ducks raised in our breeder duck farm from 50,000 heads to 100,000 heads annually which would lay on average 80,000 eggs per day, purchase approximately 120 additional sets of hatchery machines to increase our duckling hatching capacity from 8.5 million heads to 20 million heads annually, and build an additional feed production facility to increase our feed production capacity from approximately 50,000 tons to 80,000 tons annually. As we process more ducks, we expect our feather production output to also increase. Further, as we expand, we intend to hire additional personnel for sales, feed production, processing production, feather production, hatching, breeding and administrative functions.

In order to maintain quality control and ensure compliance with applicable government regulations, we supervise and direct the use of veterinary medicine and vaccines to our contracted farmers.  We also have established and maintained standards so that our production facilities for the process of raising ducks and duckling hatching, producing duck feed, commercial duck processing, feather removal, partition processing, refrigeration, and storage technologies meet all government regulations. We believe that these measures help us produce, what we believe to be, high quality ducks and duck products.

Industry Background

The national output of poultry meats amounted to approximately 7.9 million tons in the first half of 2008 with ducks accounting for approximately 1.2 million tons and a growth rate of 8.2%, compared to the same period in the previous year, according to China’s Ministry of Agriculture and as published by the China Animal Agriculture Association). In 2009, the number of ducks on hand was 1,096 million and the number of ducks sold from farm was 3,520 million (including 2,060 million Cherry Valley ducks). The number of ducks on hand in China in 2009 accounted for 67.3% of the total amount in the world. The number of ducks slaughtered in China in 2009 accounted for 74.7% of the total amount in the world.

China is the largest duck producer in the world and has the largest stock of domestic ducks in the world with approximately 70% of the duck population worldwide. According to statistics from the Food and Agriculture Organization of the United Nations, or the FAO, duck meat production totaled 2.66 million tons in 2009 up from 1.95 million tons in 2004. This represented a growth rate of 36.3%, which was higher than the rate of growth in the production of pork, chicken and beef meat. Over the same 5-year period, pork meat production grew by 12.1% (from 44.5 million tons to 49.9 million tons), chicken meat production grew by 20.7% (from 9.5 million tons to 11.4 million tons), and beef meat (including buffalo) grew by 14.2% (from 5.6 million tons to 6.4 million tons), According to statistics from the FAO, the breeding stock of duck worldwide was 1,046 million in 2005, among which Asia had 931 million breeding stock, accounting for 89% of the world total. In Asia, raising ducks for meat is mainly practiced in countries like China, Vietnam, Thailand, Indonesia and India, with China raising the most ducks among all Asian countries.

Our Competitive Strengths

We believe that the following competitive advantages have contributed to our competitive position in the duck industry:

•
Location: Our production facilities are located on 115,211 square meters in Shouguang City, Shandong Province, China. We believe Shandong Province is well situated logistically for distribution to all the main areas of duck consumption in China—Central, Beijing, Tianjin, Northeast, Northwest and the Yangtze River delta zone.  Shandong Province has historically had a moderate climate and has ample land for growth. In addition, we have access to abundant supplies of corn and other feed ingredients locally, which lowers the cost for our feed production. Furthermore, thousands of experienced poultry-raising farmers are located in the same region as our facilities.  Moreover, our operation is located in the transportation hub of Shandong Province, providing our customers across China with easy access to our facilities, thus, we believe significantly reducing the cost of transportation and logistics.

•
Vertically-Integrated Business Model: Our industrial chain is a vertically-integrated business model that integrates feed producing, hatchery, farming, slaughtering, cutting and processing, and wholesaling high volume duck production. Our company has built a breeder farm with 50,000 breeder ducks providing eggs for the hatchery of ducklings, a feed production facility producing feed for breeders and meat ducks, a hatchery facility providing 25,000 ducklings daily, a processing factory, and a long-term relationship with approximately 400 farmer families. The facilities arrangement and the vertically-integrated operation model have resulted in cost advantages while also mitigating the price volatility of our raw material supply-feed and ducklings.

•
Cost: Our vertically-integrated business model has reduced the volatility of the costs of our raw materials, feed and ducklings. We also implemented a cost control strategy throughout the process, such as operating our facilities during the time of the day when electricity cost is the lowest. In addition, abundant access to our local supplies of corn and other feed ingredients assures the low cost for our feed production, which is a substantial cost component for our final frozen duck products.

•
Farmer Network: We have a broad base network of approximately 400 contracted farmers. This network allows us to scale our production in a very efficient manner. All contracts for production with farmers are 30 days, which allows our capacity to remain flexible.

•
Reputation: We have received eight industry awards or certifications in response to our contributions to the economic development in the Shandong Province, the development of duck product processing and the creation of job opportunities in the Shandong Province. We believe these awards have helped us enhance our reputation in the poultry and duck production industry among suppliers, customers, farmers, banks, and relevant government authorities in the geographic areas of China where we operate. These awards and certifications include:  the  Shandong Agricultural Industry Award for the key and leading enterprise (awarded by the Shandong provincial government in August 2005); the award for the Agricultural Industrial High-Integrity Service Enterprise (awarded by the Weifang Agricultural Bureau in September 2005); and the contribution award for the leading agricultural enterprise (awarded by the Weifang municipal government in February 2006). These awards and certifications were given to us based on our industry performance and for meeting certain criteria set by different local area governments. While we did not undertake any competitive process in order to receive these awards or certifications, we believe these awards and certifications are only given to select companies in the agricultural and poultry industry that meet certain performance and other criteria.

•
Long-Term Relationships with Key Customers and Diversified Customer Base: We believe we have established strong business relationships with several key customers. Among our long-term customers, those with whom we have been doing business for at least five to eight years, Yurun Group, which is listed on the Hong Kong Stock Market, purchased nearly 5% of our duck production in 2009 making them our biggest customer of frozen duck products. Furthermore, our top ten long-term customers, including Yurun Group, purchased frozen duck products, in the aggregate, approximately 16% of our frozen duck production in 2009. Given the lack of high concentration of sales to our largest customers, we are not overly dependent on any one customer.

•
Epidemic Prevention and Quality Control: We supervise the operation of our base farm and undertake various measures in order to maintain quality control and prevent the spread of disease. Among other things, we monitor the sanitation at the hatcheries, the quality and purity of our feed ingredients and feed, the health of our breeder flocks and ducklings, the conditions of our facilities and the quality of our finished products. We conduct on-site quality control activities at each of the processing plants and the prepared-duck plant. Our technician team visits farmers on a regular basis, supervising and providing assistance in the use of veterinary medicine vaccines by our contracted farmers. Contracted farmers are required to sanitize and clean their duck habitats completely between rounds of raising ducks. In addition, we have adopted various measures to assure the quality of the ducks we repurchase from the farmers, including providing our farmers with our on-site hatched ducklings, self-produced feed, technical support throughout the duck raising period, and the supervision and direction regarding the use of veterinary medicine.

Our Growth Strategies

Our primary objectives are to capitalize on current market opportunities and build on our competitive strengths to enhance our position as a leader in the duck industry by:

•
Enhance Sales and Marketing: We  expect to focus on channels through food processors and distributors while seeking opportunities to enter the rural markets of Shanghai, Nanjing, and Wuhan. We intend to explore new selling channels such as supermarkets and groceries. We plan to expand our sales and marketing team and develop a network of distributors and we also intend to hire additional sales staff in order to strengthen our existing relationships with food processors and develop new relationships, including with supermarkets and grocery stores both locally and in selected national markets in China. Meanwhile, we will also look to enter into agreements with distributors active in the rural markets of Shanghai, Nanjing, and Wuhan to distribute our products there.

•
Expand Geographic Presence: We intend to expand the sales of our frozen duck products geographically. We continue to focus on our markets including those in the Shanghai, Nanjing, and Wuhan areas. By establishing and strengthening business relationships with food processing customers, supermarkets, restaurants, and the individual distributors in these areas and expanding our market share in the rural areas of these markets, we believe we will be able to increase our sales. In addition, we plan to strengthen our sales and marketing efforts by expanding our sales team.

•
Expand Production Capacity: We intend to expand our production capacity of frozen ducks from the current daily capacity of processing 25,000 heads to 80,000 heads through the related expansion of our feed production facility, hatchery, and breeder farm. Specifically, we expect to increase our breeder duck purchase from 50,000 heads to 100,000 heads and maintain that level, purchase approximately 120 sets of hatchery machines to increase our duckling production capacity from 8.5 million heads to 20 million heads annually, and build an additional feed production facility to increase our feed production capacity from 50,000 tons to 80,000 tons annually. We also intend to hire additional personnel for sales, feed production, processing production, feather production, hatchery, breeder farm, and administrative functions.

•
Strengthen Our Farmer Network: To strengthen our farmer network, we intend to help existing farmers expand their production and to continue adding additional contracted farmers. Specifically, we intend to help existing farmers reduce the cost of raising ducks by providing them additional technical support to assure a high survival rate, and offering duckling delivery services and commercial adult duck pick up services. We intend to offer competitive prices for such services, which we believe will allow our contracted farmers to be more profitable. In addition, as we expand our production capacity, we believe we could easily find available farmers within Shandong Province to work with.

•
Increase Our Customer Base: By strengthening our relationships with key customers and diversifying our customer base, we plan to increase our product share in the market in which we operate. We intend to attract more customers by providing a diversified product mix and adding new varieties of the Bai Tiao products and duck part products.

•
Improve Profit Margins: In 2009, 98.6% of our frozen duck products were sold through our own sales personnel to food processors and only 1.4% of our products were sold through individual distributors to local supermarkets. The profit margins for the sales to the supermarkets and grocery stores are significantly higher than the sales to food processors. We plan to expand our sales to supermarkets as well as grocery stores through our own sales personnel and distributors and we expect such change in our sales strategy to help increase our profit margins.

Market Opportunity

•
Compared to traditional Peking ducks, Cherry Valley ducks are leaner with less fat content according to the China Animal Agricultural Society and, based on the 206 million Cherry Valley ducks sold from farms in China in 2009 and our increased revenues during the past two years, have become popular. We expect this popularity to drive market demand for Cherry Valley ducks in China.

•
According to the CIA World Factbook, China’s population is estimated to have grown by approximately 0.7% in 2009 and is expected to grow further in future years. We expect duck consumption to increase with this population growth.

Our Risks and Challenges

An investment in our common stock involves a high degree of risk, including risks related to us, the industries in which we operate, the PRC, the ownership of our common stock and this offering, such as:

•	our dependence on the continued growth of the duck industry in China;

•	the loss of any key employee, including members of our senior management team;

•	increased competition in the duck industry;

•	events beyond our control, such as an outbreak of disease in flocks or the adoption by government agencies of more stringent regulations, could materially and adversely affect our operations; and

•	currency conversion and exchange rate volatility could adversely affect our financial condition.

See “Risk Factors” beginning on page 10 for a more detailed description of these and other risks related to an investment in our common stock.

Corporate Information

We were incorporated in the State of Oregon on January 22, 2009, and we changed our domicile to the State of Nevada on May 21, 2010. We conduct our operations principally through our wholly-owned subsidiary, Beijing CHENGMUJINMING Technology Service Co., LTD. (“Beijing CMJM”), a wholly foreign-owned enterprise incorporated under the laws of the PRC on March 23, 2010. Through a series of agreements (the “VIE Agreements”), Beijing CMJM has exclusive control over the business of Weifang Jinzheng Poultry Co., Ltd. (“Jinzheng”), a company organized under the laws of the PRC in 2002. In accordance with the VIE Agreements, Beijing CMJM has the right to control substantially all revenues obtained by Jinzheng. Pursuant to this contractual arrangement, Jinzheng is considered our variable interest entity (“VIE”) for accounting purposes.  See “Our Corporate Structure” below in this Prospectus Summary and “Our History and Corporate Structure—Contractual Arrangements with Jinzheng and Jinzheng Stockholders” in this prospectus for a description of the contractual arrangements among Beijing CMJM and Jinzheng and its stockholders (“Jinzheng Stockholders”).

Our principal executive offices are located at Daokou Industry Park, Yingli Town, Shouguang, Shandong Province, China. The telephone number at our principal executive offices is +86-536-5401658. The registered office of Beijing CMJM is located at 1704F1 17th floor, Tsing Wun Contemporary Building, Mantingfangyuan Housing Estate, Qingyunli, Haidian District, Beijing, China. Our registered office in Nevada is located at CSC Services of Nevada, Inc., 502 East John Street, Carson City, Nevada 89706.  Investors should submit any inquiries to the address and telephone number of our principal executive offices in China set forth above. Our website is located at http://www.jinzhenggroup.com. The information contained on our website is not a part of this prospectus and is not incorporated herein by reference.

Our Corporate Structure

We operate our business in China through Jinzheng, a PRC limited liability company, wholly owned by our Chief Executive Officer, Junfeng Shan, and three other shareholders, Yan Wang, Li Qian and Yufen Zhang, all of whom are PRC citizens. Jinzheng holds the licenses and approvals necessary to breed, produce and distribute ducks and other poultry meats in China. Pursuant to our VIE Agreements with Jinzheng and Jinzheng Stockholders, we provide consulting and management services to Jinzheng. We have exclusive control over Jinzheng’s daily operations and financial affairs and the authority to appoint and the authority to its senior executives and approve all matters requiring shareholder approval. The VIE agreements are in effect for a term of ten years starting from March 25, 2010 and can be renewed for additional ten-year terms upon notice by Beijing CMJM, our wholly-owned subsidiary. As a result of these contractual arrangements, we are the primary beneficiary of Jinzheng.  Accordingly, we have consolidated Jinzheng’s financial results, assets and liabilities in our financial statements since the execution of the VIE Agreements. For a description of these contractual arrangements, see “Our History and Corporate Structure—Contractual Arrangements with Jinzheng and Jinzheng Stockholders.” Please also see the risk factors set forth under “Risk Factors—Risks Related to Our Corporate Structure” on page 14 for a detailed description of the risks related to our corporate structure.

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and Jinzheng as of the date of this prospectus.

Junfeng Shan, the sole shareholder of Zheng Hui Holding Limited (BVI Co1), also directly owns 89.85% of the capital stock of Jinzheng, while Yufen Zhang, Yan Wang and Li Qian own in aggregate the balance of the capital stock of Jinzheng (these three individuals, together with Junfeng Shan, the “principal shareholders”). The same three individuals also are the sole shareholders for each of the BVI Co2, BVI Co3 and BVI Co4, respectively, as described in the diagram above.

The Offering

Common stock offered by us	shares

         shares if the underwriters exercise their over-allotment option in full and              shares if the underwriters also exercise their option to purchase additional shares pursuant to their warrants issued in this offering.

Common stock outstanding before this offering	2,030,457 shares

Common stock to be outstanding after this offering	shares

Offering price	$ per share

Use of proceeds
We estimate that our net proceeds from this offering will be approximately $     million (based on an assumed initial public offering price of $     per share, which is the mid-point of the range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and the estimated net proceeds. We intend to use approximately $11 million to $12 million for the acquisition or construction of a new factory, including processing and cold storage facilities and related equipment. In addition, we intend to use approximately $3 million to expand our current facilities. The remaining amount, if any, will be used for general corporate purposes.

The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our development efforts, sales and marketing activities and the amount of cash generated or used by our operations. We may find it necessary or advisable to use portions of the proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending these uses, the proceeds will be invested in short-term, investment grade, interest-bearing securities.

See “Use of Proceeds” on page 26 for more information.

Over-allotment option
In connection with this offering, the underwriters have been granted an over-allotment option, exercisable in full or in part, to purchase up to an aggregate of             shares of our common stock at the initial public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus.

Underwriters’ warrants
In connection with this offering, the underwriters have each been issued a warrant to purchase up to an aggregate of            shares of our common stock at $          per share (a price equal to 130% of the public offering price).

Dividends	We have never paid a dividend on our common stock and we have no intention to pay dividends in the near future.

Lock-up
We and each of our directors, executive officers and certain principal stockholders have agreed, subject to certain exceptions, not to, including not announce an intention to, for a period of 12 months from the date of this prospectus sell, transfer or otherwise dispose of any shares of our common stock without the prior written consent of the underwriters.  See “Underwriting.”

Risk factors
Investing in these securities involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 10.

Listing	We have applied to have our common stock listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ZHIC.”

Summary Financial and Operating Data

The following summary of our combined statement of income data for the years ended December 31, 2009 and 2008 and the summary of the combined balance sheet data as of December 31, 2009 and 2008 are derived from our audited combined financial statements and related notes thereto included elsewhere in this prospectus. The audited combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), and have been audited by EFP Rotenberg, LLP, an independent registered public accounting firm.  The summary of our consolidated and combined statement of income for the nine months ended September 30, 2010 and 2009 and the summary of our consolidated and combined balance sheet data as of September 30, 2010 presented below are derived from our unaudited consolidated interim financial statements and related notes thereto included elsewhere in this prospectus.  We have prepared our unaudited consolidated interim financial statements on the same basis as our audited combined financial statements and have included all adjustments, consisting of normal and recurring adjustments that we consider necessary to present fairly our financial position and results of operations for our unaudited period.  The summary financial information as of and for the nine months ended September 30, 2010 is not necessarily indicative of the results that may be obtained throughout fiscal year 2010.

The consolidated and combined financial statements are reported in U.S. dollar amounts. This data should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus.

The balance sheet data as of September 30, 2010 is presented:

•	on an actual basis; and

•
on an as adjusted basis to reflect (i) our sale of common stock in this offering at an assumed initial public offering price of $         per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008
	USD	USD	USD	USD

Net revenue	30,063,212	25,171,582	36,757,703	33,354,535
Cost of sales	24,917,180	20,098,775	29,299,988	26,501,070
Gross profit	5,146,032	5,072,807	7,457,715	6,853,465

Total operating expenses	(1,257,578	(840,686)	(1,120,479)	(1,376,941)

Income from operations	3,888,454	4,232,121	6,337,236	5,476,524

Total other income	-	23,180	23,190	65,090

Net income before provision for income taxes	3,888,454	4,255,301	6,360,426	5,541,614
Provision for income taxes	981,749	1,108,370	1,630,076	1,458,112
Net income	2,906,705	3,146,931	4,730,350	4,083,502

Net income attributable to stockholders	2,906,705	2,517,545	3,915,595	3,266,802
Other comprehensive income attributable to stockholders	347,367	19,370	16,617	341,457
Total comprehensive income attributable to stockholders	3,254,072	2,536,915	3,932,212	3,608,259

Basic and diluted earnings per common share to stockholders	1.44	1.26	1.96	1.63
Basic and diluted weighted average common shares outstanding	2,021,997	2,000,000	2,000,000	2,000,000

	As of September 30,		As of December 31,
	2010		2009	2008
	Actual USD	As Adjusted (1) USD	USD	USD

Consolidated Balance Sheet Data
Cash and cash equivalents	6,247,644		2,543,095	1,720,357
Total assets	22,245,617		18,770,229	15,616,076
Total liabilities	4,854,985		5,014,169	6,617,739
Total Zheng Hui Industry Corp. stockholders’ equity	17,390,632		13,756,060	7,558,924
Non controlling interest in VIE	-		-	1,439,413
Total equity	17,390,632		13,756,060	8,998,337

(1)	Does not give effect to the estimated use of proceeds. See “Use of Proceeds.”

The table below sets forth additional financial data for each of the periods indicated that we believe is important to an understanding of our operations.

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008
	USD	USD	USD	USD
Other data
EBITDA (1)	4,392,170	4,725,946	6,987,651	6,261,206
Adjusted EBITDA (2)	4,392,170	4,749,126	6,964,461	6,196,116
Capital expenditures	302,153	2,344,255	4,235,306	743,995

(1)
EBITDA is defined as net income before net interest expense, income tax expense, depreciation and amortization. EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles, or GAAP. EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. We prepare EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate.

We believe EBITDA is useful to investors in evaluating our operating performance because:

•
securities analysts use EBITDA as a supplemental measure to evaluate the overall operating performance of companies and we anticipate that our investor and analyst presentations after we are public will include EBITDA; and

•
we believe that the elimination of certain non-cash, non-operating or non-recurring items enables a more consistent measurement of period to period performance of our operations, as well as a comparison of our operating performance to companies in our industry.

Our management uses EBITDA:

•	as a measure of operating performance;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our Board of Directors concerning our financial performance.

Although EBITDA is frequently used by investors and securities analysts in their evaluations of companies, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or interest income;

•	EBITDA does not reflect cash requirements for income taxes;

•
although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for these replacements; and

•	other companies in our industry may calculate EBITDA or similarly titled measures differently than we do, limiting its usefulness as a comparative measure.

(2)
Adjusted EBITDA represents EBITDA adjusted for non-operating income or expense. Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA or similarly titled measures in the same manner as we do. We use Adjusted EBITDA to evaluate our operating results without the additional variations caused by non-operating income or expense, which is non-recurring.

The following table includes a reconciliation of our Net Income to our EBITDA and Adjusted EBITDA for each of the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008
	USD	USD	USD	USD

Net income	2,906,705	3,146,931	4,730,350	4,083,502
Depreciation and amortization	397,001	310,222	425,594	323,971
Provision for income taxes	981,749	1,108,370	1,630,076	1,458,112
Interest expenses	106,715	160,423	201,631	395,621
EBITDA	4,392,170	4,725,946	6,987,651	6,261,206
Other income	-	23,180	23,190	65,090
Adjusted EBITDA	4,392,170	4,749,126	6,964,461	6,196,116

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus. You should pay particular attention to the fact that we conduct all of our operations in China and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in the U.S. and other countries. The risks described below are those which we believe are currently the material risks we face. Any of the risk factors described below could materially adversely affect our business, prospects, financial condition, cash flows and results of operations. As a result, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Related to Our Business

Industry cyclicality can affect our earnings, especially due to fluctuations in commodity prices of feed ingredients and duck meat.

Profitability in the duck industry is materially affected by the commodity prices of feed ingredients, duck meat and alternative proteins. These prices are determined by supply and demand factors and supply and demand factors with respect to feed ingredients, duck meat and alternative proteins may not correlate. As a result, the duck industry is subject to wide fluctuations. It is very difficult to predict when these cycles will occur. All we can safely predict is that they do and will occur.

Various factors can affect the supply of corn and soybean meal, which are the primary ingredients of the feed we use. In particular, global weather patterns, the global level of supply inventories and demand for feed ingredients, currency fluctuations and the agricultural and energy policies of the United States and foreign governments all affect the supply of feed ingredients. Weather patterns often change agricultural conditions in an unpredictable manner. A sudden and significant change in weather patterns could affect supplies of feed ingredients, as well as our ability to obtain feed ingredients, grow duck meat or deliver products. More recently, demand for corn from ethanol producers has resulted in sharply higher costs for corn and other grains. Increases in the prices of feed ingredients will result in increases in raw material costs and operating costs. Because our duck meat prices are related to the commodity prices of duck meats, we typically are not able to increase our product prices to offset these increased grain costs. We periodically enter into contracts in the fall, when corn is more abundant and prices are relatively lower to purchase additional supplies, which are stored for future use to manage our feed ingredient costs. This practice reduces but does not eliminate the risk of increased operating costs from commodity price increases.

Outbreaks of avian disease, such as avian influenza, or the perception that outbreaks may occur, can significantly restrict our ability to conduct our operations.

We take reasonable precautions to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally sound manner. Nevertheless, events beyond our control, such as the outbreak of avian disease, even if it does not affect our flocks, could significantly restrict our ability to conduct our operations or our sales. An outbreak of disease could result in governmental restrictions on the sales of fresh and frozen duck meat, including our fresh and frozen duck meat products, or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our business, reputation and prospects. In addition, worldwide fears about avian disease, such as avian influenza, or AI, have, in the past, depressed demand for fresh duck meat, which adversely impacted our sales.  Since all the commercial ducks that we purchase are raised by our approximately 400 contracted farmers within a radius of 10 kilometers of our processing facility, the risk of disease or other disruptions to our business operations from a local outbreak is enhanced.

In recent years there has been substantial publicity regarding a highly pathogenic Asian strain of AI, known as H5N1, which has affected Asia since 2002 and which has been found in Europe, the Middle East and Africa. It is widely believed that this strain of AI is spread by migratory birds, such as ducks and geese. There have also been some cases where this strain of AI is believed to have passed from birds to humans as humans came into contact with live birds that were infected with the disease.

Competition in the duck industry with other duck companies, especially companies with greater resources, may make us unable to compete successfully in this industry, which could adversely affect our business.

The duck industry is highly competitive. Some of our competitors have greater financial and marketing resources than we have.

In general, the competitive factors in China’s duck industry include:

•	price;

•	product quality;

•	brand identification;

•	breadth of product line; and

•	customer service.

Competitive factors vary by major markets. In the foodservice market, where we principally operate, competition is based on consistent quality, product development, service and price. Our success depends in part on our ability to manage costs and be efficient in the highly competitive duck industry.

We conduct substantially all of our operations through Jinzheng, and our performance will depend upon the performance of Jinzheng.

We have no operations independent of those of Jinzheng. As a result, we are dependent upon the performance of Jinzheng and will be subject to the financial, business and other factors affecting Jinzheng as well as general economic and financial conditions. As substantially all of our operations are conducted through Jinzheng, we are dependent on the cash flow of Jinzheng to meet our obligations.

Since virtually all of our assets are held by Jinzheng, the claims of our shareholders will be structurally subordinate to all existing and future liabilities and obligations, and trade payables of Jinzheng. In the event of a bankruptcy, liquidation or reorganization our assets and those of our subsidiaries will be available to satisfy the rights of our shareholders only after all of Jinzheng’s liabilities and obligations have been paid in full.

Due to our growth in recent years, our past results may not be indicative of our future performance so evaluating our business and prospects may be difficult.

Our business has grown and evolved rapidly in recent years as demonstrated by our growth in revenues from approximately $33.3 million in 2008 to approximately $36.8 million in 2009, representing a 10.5% growth rate. In addition, our revenues increased approximately $5.0 million, or 19.9%, from approximately $25.2 million in the nine months ended September 30, 2009 to $30.2 million in the same period in 2010.  We may not be able to achieve similar growth in future periods. Therefore, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects in the future. Moreover, our ability to achieve satisfactory operating results at higher production and sales volumes is unproven. You should not rely on our past results or our historical rate of growth as an indication of our future performance.

Our revenues are all generated in China, and our business will be harmed if demand in China decreases.

Historically, all of our revenues have been derived from customers in China. If demand for our processed duck decreases in China or if we are unable to generate international sales, our revenue and net income would also decline.

Inclement weather, such as excessive heat or storms, could hurt our flocks, which could in turn have a material adverse effect on our results of operations.

Extreme weather in the region where we operate, such as excessive heat, hurricanes or other storms, could impair the health or growth of our flocks or interfere with our hatching, production or shipping operations due to power outages, fuel shortages, damage to infrastructure, or disruption of shipping channels, among other things. Any of these factors could materially and adversely affect our results of operations.

We may not be able to effectively control and manage our growth.

If our business and markets grow and develop it may be necessary for us to finance and manage expansion in an orderly fashion. In addition, we may face challenges in managing expanding product offerings. Such circumstances will increase demands on our existing management and facilities. Failure to manage this growth and expansion could interrupt or adversely affect our operations and cause production backlogs, longer product development time frames and administrative inefficiencies.

Shortages or disruptions in the availability of raw materials could have a material adverse effect on our business.

We expect that raw materials of corn and soybean meal will continue to account for a significant portion of our cost of goods sold in the future. The prices of raw materials fluctuate because of general economic conditions, global supply and demand and other factors causing monthly variations in the costs of our raw materials purchases. These macro-economic factors, together with labor and other business interruptions experienced by certain suppliers, have contributed to periodic shortages in the supply of raw materials, and such shortages may increase in the future. If we are unable to procure adequate supplies of raw material to meet our future production needs and customer demand, shortages could result in a material loss of customers and revenues and adversely impact our results of operations. In addition, supply shortages or disruptions or the loss of suppliers may cause us to procure our raw materials from less cost effective sources and may have a material adverse effect on our business, revenues and results of operations.

We depend on the availability of, and good relations with, our contracted farmer family growers.

We contract with approximately 400 independent farmer families in China for the grow-out of our day-old ducklings. Our operations depend on the availability of labor and contracted farmers and maintaining good relations with these persons. If we do not attract and maintain contracts with our contracted farmers, our production operations could be negatively impacted.

We depend on a few suppliers for a significant portion of our principal raw materials and we do not have any long-term supply contracts, which makes us susceptible to increased operating costs, production delays or shortages and quality control risks. Interruptions of production at our key suppliers may affect our results of operations and financial performance.

We rely on a limited number of suppliers for most of the raw materials we use. Our major raw materials include breeder ducks, soybean meal and corn, of which the latter two are the major raw materials of our duck feed products. We purchase breeder ducks from one supplier, Weifang Legang Food Co., Ltd. We later purchase soybean meal from two suppliers, China Oil & Foodstuff (Weifang) Co., Ltd and Weifang Haihua Zhenxing Oil & Foodstuff Co., Ltd., with each supplier accounting for 4.7% and 3.8% of our total purchases of raw materials in 2009, respectively. In addition, we purchase corn from five individuals, in aggregate, accounting for 10.3% of our total purchases of raw materials in 2009. We do not have long-term or volume purchase agreements in excess of one year with most of our suppliers.  Such dependence on a limited number of suppliers involves risks, including limited control over the price, timely delivery and quality of the materials supplied. Interruptions or shortages of supplies from our key suppliers of raw materials could disrupt production or impact our ability to increase production and sales. Identifying and accessing alternative sources may increase our costs. Interruptions at our key suppliers could negatively impact our results of operations, financial performance and the price of our common stock.

Increases in raw materials prices may increase credit and default risk with respect to our customers.

Increases in the price of our products, as raw material prices rise, may place additional demands on the working capital and liquidity needs of our customers. Accordingly, our customers’ cash flow may be negatively impacted which may have an adverse affect on the timing and amount of payment on our accounts receivable, which would in turn, negatively affect our results of operations.

If our duck products become contaminated, we may be subject to product liability claims and product recalls.

Duck products may be subject to contamination by disease-producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and generic E. coli. These pathogens are generally found in the environment and, as a result, there is a risk that they, as a result of food processing, could be present in our processed duck products. These pathogens can also be introduced as a result of improper handling by our customers, consumers or third parties after we have shipped the products. We control these risks through careful processing and testing of our finished product, but we cannot entirely eliminate them. We have little, if any, control over proper handling in different stages of production process. Nevertheless, we may be blamed for contamination caused by improper handling of or tampering with our products by our contracted farmers, customers, consumers or third parties. Any publicity regarding product contamination or resulting illness or death could adversely affect us even if we did not cause the contamination and could have a material adverse effect on our business, reputation and future prospects. We could be required to recall our products if they are contaminated or damaged and product liability claims could be asserted against us.  We currently do not have product liability insurance to cover any damages that may be awarded pursuant to any such liability claims.

We are exposed to risks relating to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate.

Our business operations entail a number of risks, including risks relating to product liability claims, product recalls, property damage and injuries to persons. We currently do not maintain insurance with respect to these risks, including product liability and recall insurance, property insurance, workers compensation insurance and general liability insurance. Such insurance may be expensive and difficult to obtain in the future. We cannot assure you that we will obtain such insurance or, if obtained, we can maintain on reasonable terms sufficient coverage to protect us against losses due to any of these events.

Since there is no assurance that we will complete the acquisition or construction of a new facility, we may not be able to expand our production capacity as planned and our business and prospects would be adversely affected if we fail to do so.

We plan to expand our current production capacity from processing 25,000 heads to 80,000 heads per day. To realize this goal, we intend to acquire or construct a new factory that includes processing and storage facilities and related equipment. We have explored opportunities to acquire additional facilities and we have also purchased the land use rights necessary to build a facility if necessary. Although we believe that we would have sufficient funds to complete one of these two options with the proceeds from this offering and cash generated from our operations, there is no assurance that we will be able to complete either one of the options successfully if additional funds are needed. If we fail to complete one of the options, we will be unable to increase our production capacity as planned, which would adversely affect our business and prospects. Further our goal of production capacity expansion would not be realized as we have planned, and our business growth would be adversely affected as a result.

Our business would be adversely affected if we expand by acquiring other businesses or by building new processing plants, but fail to successfully integrate the acquired business or run a new plant efficiently.

We regularly evaluate expansion opportunities such as acquiring other businesses or building new processing plants. Significant expansion involves risks such as additional debt, integrating the acquired business or new plant into our operations and attracting and retaining growers. In evaluating expansion opportunities, we carefully consider the effect that financing the opportunity will have on our financial condition. Successful expansion depends on our ability to integrate the acquired business or efficiently run the new plant. If we are unable to do this, expansion could adversely affect our operations, financial results and prospects.

Current and future governmental regulations or changes in the enforcement of existing laws may materially affect our business.

The duck industry is subject to various governmental regulations relating to the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food products. Unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations may materially affect our business or operations in the future. Our failure to comply with applicable laws and regulations could subject us to administrative penalties and civil remedies, including fines, injunctions and recalls of our products. Our operations are also subject to extensive and increasingly stringent environmental regulations, which pertain to the discharge of materials into the environment and the handling and disposition of wastes. Failure to comply with these regulations can have serious consequences, including civil and administrative penalties and negative publicity.

We may be affected by global climate change or by legal, regulatory, or market responses to such change.

The growing political and scientific sentiment is that increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere are influencing global weather patterns. Changing weather patterns, along with the increased frequency or duration of extreme weather conditions, could impact the availability or increase the cost of key raw materials that we use to produce our products. Additionally, the sale of our products can be impacted by weather conditions.

Concern over climate change, including global warming, has led to legislative and regulatory initiatives directed at limiting greenhouse gas, or GHG, emissions. For example, proposals that would impose mandatory requirements on GHG emissions continue to be considered by policy makers in the territories that we operate. Laws enacted that directly or indirectly affect our production, distribution, packaging, cost of raw materials, fuel, ingredients, and water could all impact our business and financial results.

Potential environmental liability could have a material adverse effect on our operations and financial condition.

As a manufacturer, we are subject to various Chinese environmental laws and regulations on air emission, waste water discharge, solid wastes and noise discharge. Although we believe that our operations are in substantial compliance with current environmental laws and regulations, we may not be able to comply with these regulations at all times as the Chinese environmental legal regime is evolving and becoming more stringent. Therefore, if the Chinese government imposes more stringent regulations in the future, we may have to incur additional and potentially substantial costs and expenses in order to comply with new regulations, which may negatively affect our results of operations. Further, no assurance can be given that all potential environmental liabilities have been identified or properly quantified or that any prior owner, operator, or tenant has not created an environmental condition unknown to us. If we fail to comply with any of the present or future environmental regulations in any material aspects, we may suffer from negative publicity and be subject to claims for damages that may require us to pay substantial fines or have our operations suspended or even be forced to cease operations.

We rely on key personnel in order to grow our business.

We depend substantially on the leadership of Mr. Junfeng Shan, our chairman and chief executive officer, who is integral to our ability to continue to grow our business and has established relationships within the industries in which we operate. If Mr. Junfeng Shan or any of our other key personnel was to leave us, our growth strategy might be hindered, which could limit our ability to increase revenue. In addition, we face competition for attracting skilled personnel. If we fail to attract and retain qualified personnel to meet current and future needs, this could slow our ability to grow our business, decrease our market share and have a material adverse effect on our business, results of operations and financial condition.

We may need additional financing, which may not be available on satisfactory terms or at all.

Our capital requirements may be accelerated as a result of many factors, including timing of development activities, underestimates of budget items, unanticipated expenses or capital expenditures, future product opportunities with collaborators, future licensing opportunities and future business combinations. Consequently, we may need to seek additional debt or equity financing, which may not be available on favorable terms, if at all, and may be dilutive to our stockholders.

We may seek to raise additional capital through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent that we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional capital by issuing debt securities, we may incur substantial interest obligations, may be required to pledge assets as security for the debt and may be constrained by restrictive financial and/or operational covenants. Debt financing would also be superior to our stockholders’ interest in bankruptcy or liquidation. To the extent we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or product candidates, or grant licenses on unfavorable terms.

Risks Related to Our Corporate Structure

Our contractual arrangements with Jinzheng and its shareholders may not be as effective in providing control over these entities as direct ownership.

We have no equity ownership interest in Jinzheng and rely on the contractual arrangements of the VIE Agreements to control and operate Jinzheng. These contractual arrangements may not be as effective in providing control over Jinzheng as direct ownership. For example, Jinzheng could fail to take actions required for our business or fail to pay dividends to Beijing CMJM despite its contractual obligation to do so. If Jinzheng fails to perform its obligation under the VIE Agreements, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, we cannot assure you that Jinzheng’s shareholders will always act in our best interests.

Our contractual arrangements with Jinzheng may result in adverse tax consequences to us.

As a result of our corporate structure and contractual arrangements between Beijing CMJM and Jinzheng, Beijing CMJM is effectively subject to the 5% PRC business tax on revenues derived from Jinzheng pursuant to the VIE Agreements. Beijing CMJM is subject to the business tax, while Jinzheng, as a manufacturer, instead of a service provider, is not subject to the business tax.  Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the VIE Agreements between Beijing CMJM and Jinzheng were not on an arm’s length basis and therefore constitute a favorable transfer pricing. As a result, the PRC tax authorities could request that we adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by:

•	increasing Jinzheng’s tax expenses without reducing Beijing CMJM’s tax expenses, which could subject Jinzheng to late payment fees and other penalties for under-payment of taxes; and/or

•	resulting in Beijing CMJM’s loss of its preferential tax treatment.

The principal shareholder of Jinzheng has potential conflicts of interest with us, which may adversely affect our business.

Junfeng Shan, our chairman and chief executive officer, is also the principal shareholder of Jinzheng. Conflicts of interests between his duties to our company and Jinzheng may arise. As Mr. Junfeng Shan is a director and executive officer of our company, he has a duty of loyalty and care to us under Nevada State law when there are any potential conflicts of interests between our company and Jinzheng. Additionally, Mr. Junfeng Shan has executed an irrevocable power of attorney to appoint the individual designated by us to be his attorney-in-fact to vote on his behalf on all Jinzheng matters requiring shareholder approval. We cannot assure, however, that when conflicts of interest arise, Mr. Junfeng Shan will act completely in our interests or that conflicts of interests will be resolved in our favor. In addition Mr. Junfeng Shan could violate his employment agreement with us or his legal duties by diverting business opportunities from us to others. In addition, Mr. Junfeng Shan may be able to cause the VIE Agreements to be performed, amended or terminated in a manner adverse to us by, among other things, failing to remit payments to us on a timely basis or operating Jinzheng so as to cause harm to our business. If we cannot resolve any conflicts of interest between us and Mr. Junfeng Shan, we would have to rely on legal proceedings, which could result in the disruption of our business.

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation of such PRC laws and regulations, our business may be negatively affected.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of Beijing CMJM’s contractual arrangements with Jinzheng.

Zheng Hui and Beijing CMJM are considered foreign investors or foreign invested enterprises under PRC law. As a result, Zheng Hui and Beijing CMJM are subject to limitations under PRC law on foreign ownership of Chinese companies. According to the Catalogue of Industries for Guiding Foreign Investment (the “Catalogue”), there are four kinds of industries which are encouraged, permitted, restricted and prohibited for foreign investment. Although the primary business of Jinzheng is not within the category in which foreign investment is currently restricted or prohibited, the uncertainty of PRC law, regulations and governmental policies affecting foreign ownership may result in Zheng Hui being required to hold (or, conversely, being prohibited from holding), directly or indirectly, a given percentage of Jinzheng’s equity interests. Our VIE Agreements with Jinzheng and the Jinzheng Stockholders its shareholders allow us to substantially control Jinzheng through Beijing CMJM without exercising the exclusive equity interest purchase agreement.

However, there are substantial uncertainties regarding the interpretation, application and enforcement of current PRC laws and regulations and the PRC government may determine that the contractual arrangements were designed to circumvent the applicable PRC laws and regulations. Accordingly, we cannot assure you that our contractual arrangements with Jinzheng and the Jinzheng Stockholders will be enforceable, which may make it difficult to exert effective control over Jinzheng. Further, we may be subject to sanctions, including fines, and could be required to restructure our business and operations or cease to provide certain services or products.  If any of the foregoing occurs, our ability to conduct our business may be negatively affected and our financial conditions, results of operations and prospects could be materially and adversely impacted.

Risks Associated With Doing Business In China

There are substantial risks associated with doing business in China, as set forth in the following risk factors.

Our operations and assets in China are subject to significant political and economic uncertainties.

Changes in PRC laws and regulations, or their interpretations, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Under our current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the Chinese government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

We derive a substantial portion of our sales from China and a slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

Substantially all of our sales are generated in China. We anticipate that sales of our products in China will continue to represent a substantial proportion of our total sales in the near future. Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue. The industry in which we are involved is growing in the PRC, but we do not know how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy which may affect demand for our products. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our products and materially and adversely affect our business.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese Renminbi, or RMB, into foreign currencies and, if the RMB were to decline in value, reducing our revenue in U.S. dollar terms.

The exchange rate of the RMB is currently managed by the Chinese government. On July 21, 2005, the People's Bank of China, or the People's Bank, with the authorization of the State Council of the PRC, announced that the RMB exchange rate would no longer be pegged to the U.S. Dollar and would float based on market supply and demand with reference to a basket of currencies. According to public reports, the governor of the People's Bank has stated that the basket is composed mainly of the U.S. Dollar, the European Union Euro, the Japanese Yen and the South Korean Won. Also considered, but playing smaller roles, are the currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand. The weight of each currency within the basket has not been announced.

The initial adjustment of the RMB exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 RMB per U.S. Dollar to 8.11 RMB per U.S. Dollar. The People's Bank also announced that the daily trading price of the U.S. Dollar against the RMB in the inter-bank foreign exchange market would be allowed to float within a band of 0.3% around the central parity published by the People's Bank, while the trading prices of the non-U.S. Dollar currencies against the RMB would be allowed to move within a certain band announced by the People's Bank. The People's Bank has stated that it will make adjustments of the RMB exchange rate band when necessary according to market developments as well as the economic and financial situation. In a later announcement published on May 18, 2007, the band was extended to 0.5%. Since July 2008, the RMB has traded at 6.83 RMB per U.S. Dollar. Recent reports indicate an upward revaluation in the value of the RMB against the U.S. Dollar may be allowed. The People's Bank announced on June 19, 2010 its intention to allow the RMB to move more freely against the basket of currencies, which increases the possibility of sharp fluctuations in the value of the RMB in the near future and thus the unpredictability associated with the RMB exchange rate.

Despite this change in their exchange rate regime, the Chinese government continues to manage the valuation of the RMB. The value of our common stock will be indirectly affected by the foreign exchange rate between the U.S. dollar and the RMB. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars, as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

The income statements of our operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions results in reduced revenue, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss, which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

The application of PRC regulations relating to the overseas listing of PRC domestic companies is uncertain, and we may be subject to penalties for failing to request approval of the PRC authorities prior to listing our shares in the U.S.

On August 8, 2006, six PRC government agencies, namely, the Ministry of Commerce, or MOFCOM, the State Administration for Industry and Commerce, or SAIC, the China Securities Regulatory Commission, or CSRC, the State Administration of Foreign Exchange, or SAFE, the State Assets Supervision and Administration Commission, or SASAC, and the State Administration for Taxation, or SAT, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “New M&A Rules”), which became effective on September 8, 2006. The New M&A Rules purport, among other things, to require offshore “special purpose vehicles,” that are (1) formed for the purpose of overseas listing of the equity interests of PRC companies via acquisition and (2) are controlled directly or indirectly by PRC companies and/or PRC individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on overseas stock exchanges. Based on our understanding of current PRC Laws and as advised by our PRC counsel, (i) Beijing CMJM was incorporated by a foreign owned enterprise, and there was no acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the New M&A Rules and (ii) no provision in the New M&A Rules clearly classifies the contractual arrangements between Beijing CMJM and Jinzheng as a type of transaction falling within the New M&A Rules. Therefore, we were and are not required to obtain the approval of CSRC under the New M&A Rules in connection with this offering.

However, there are substantial uncertainties regarding the interpretation, application and enforcement of the New M&A Rules and CSRC has yet to promulgate any written provisions or formally declare or state whether the overseas listing of a PRC-related company structured similar to ours is subject to the approval of CSRC. Any violation of these rules could result in fines and other penalties on our operations in China, restrictions or limitations on remitting dividends outside of China, and other forms of sanctions that may cause a material and adverse effect to our business, operations and financial conditions.

The new mergers and acquisitions regulations also established additional procedures and requirements that are expected to make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise that owns well-known trademarks or China’s traditional brands. We may grow our business in part by acquiring other businesses. Complying with the requirements of the new mergers and acquisitions regulations in completing this type of transactions could be time-consuming, and any required approval processes, including CSRC approval, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or our PRC subsidiaries to penalties, limit our ability to distribute capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute funds to us, or otherwise adversely affect us.

The SAFE issued a public notice in October 2005, or the SAFE Circular No. 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the SAFE Circular No. 75 as SPVs. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Further, PRC residents are required to file amendments to their registrations with the local SAFE branch if their SPVs undergo a material event involving changes in capital, such as changes in share capital, mergers and acquisitions, share transfers or exchanges, spin-off transactions or long-term equity or debt investments. Our current PRC resident shareholders have made the registration successfully. However, any failure by shareholders of our ordinary shares to amend their registration or the failure of future shareholders of our company who are PRC residents to comply with the registration procedures set forth in the SAFE Circular No. 75 could subject such beneficial owners and our PRC subsidiaries to fines and legal sanctions. See “Business—Government Regulation—Foreign Exchange Regulation.”

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject our PRC stock incentive plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, setting forth the requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued Implementing Rules for the Individual Foreign Exchange Rules, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or “Circular 78.” Under Circular 78, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC citizen employees, who maybe granted share options, or PRC optionees, will be subject to these regulations when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. However, as these rules were only recently promulgated, it is currently unclear as to how they will be interpreted and implemented.

Because our principal assets are located outside of the United States and with the exception of one director, our directors and all our officers reside outside of the United States, it may be difficult for you to enforce your rights based on the United States Federal securities laws against us and our officers and directors in the United States or to enforce judgments of United States courts against us or them in the PRC.

With the exception of one director, all of our officers and directors reside outside of the United States. In addition, our operating subsidiaries are located in the PRC and all of their assets are located outside of the United States. China does not have a treaty with United States providing for the reciprocal recognition and enforcement of judgments of courts. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the United States federal securities laws against us in the courts of either the United States or the PRC and, even if civil judgments are obtained in courts of the United States, to enforce such judgments in PRC courts. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties, under the United States federal securities laws or otherwise.

We may have limited legal recourse under PRC law if disputes arise under our contracts with third parties.

The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. If our new business ventures are unsuccessful, or other adverse circumstances arise from these transactions, we will face the risk that the parties to these ventures may seek ways to terminate the transactions, or, may hinder or prevent us from accessing important information regarding the financial and business operations of these acquired companies. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under PRC law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations. Although legislation in China over the past 30 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us, and foreign investors, including you. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital and could have a material adverse impact on our operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by our employees, consultants, sales agents or distributors because these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

We face uncertainty from the Circular on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises' Share Transfer ("Circular 698") released in December 2009 by China's State Administration of Taxation, or the SAT, effective as of January 1, 2008.

Pursuant to the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“Circular 698”) issued by the SAT on December 10, 2009, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company (an “Indirect Transfer”) and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. Circular 698 also provides that,  where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

Since Circular 698 became effective on January 1, 2008, we cannot assure you that our reorganization will not be subject to examination by PRC tax authorities or that any direct or indirect transfer of our equity interests in our PRC subsidiaries via our overseas holding companies will not be subject to a withholding tax of 10%.

Due to various restrictions under PRC laws on the distribution of dividends by our PRC operating companies, we may not be able to pay dividends to our stockholders.

The Wholly-Foreign Owned Enterprise Law (1986), as amended, the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by wholly foreign-owned enterprises. Under these regulations, wholly foreign-owned enterprises may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, Jinzheng is required to set aside a certain amount of its accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from the profits of Jinzheng. Furthermore, if our subsidiaries in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to pay dividends on our common stock.

Changes in foreign exchange regulations in the PRC may affect our ability to pay dividends in foreign currency or conduct other foreign exchange business.

We receive substantially all of our revenues in RMB, which is currently not a freely convertible currency. The restrictions on currency exchanges may limit our ability to use revenues generated in RMB to make dividends or other payments in United States dollars. The PRC government strictly regulates conversion of RMB into foreign currencies. Over the years, foreign exchange regulations in the PRC have significantly reduced the government’s control over routine foreign exchange transactions under current accounts. In the PRC, SAFE regulates the conversion of the RMB into foreign currencies. Pursuant to applicable PRC laws and regulations, foreign invested enterprises incorporated in the PRC are required to apply for “Foreign Exchange Registration Certificates.” Currently, conversion within the scope of the “current account” (e.g. remittance of foreign currencies for payment of dividends, etc.) can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE. In addition, failure to obtain approval from SAFE for currency conversion on the capital account may adversely impact our capital expenditure plans and our ability to expand in accordance with our desired objectives.

The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining foreign currency, we may be unable to pay dividends or meet obligations that may be incurred in the future that require payment in foreign currency.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

We are dependent on our relationship with the local government of the province in which we operate our business. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Future inflation in China may inhibit our ability to conduct business in China. In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

The PRC historically has been deficient in Western style management and financial reporting concepts and practices, as well as in modern banking, and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees familiar with these concepts, practices and systems to work in the PRC. As a result of these factors, and especially given that we expect to be a publicly listed company in the U.S. and subject to regulation as such, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. We may have difficulty establishing adequate management, legal and financial controls in the PRC. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and other applicable laws, rules and regulations. This may result in significant deficiencies or material weaknesses in our internal controls, which could impact the reliability of our financial statements and prevent us from complying with rules and regulations of the Securities and Exchange Commission (the “SEC”) and the requirements of Sarbanes-Oxley. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business and the public announcement of such deficiencies could adversely impact our stock price.

It may be difficult to protect and enforce our intellectual property rights under PRC law.

Intellectual property rights in China are still developing, and there are uncertainties involved in the protection and the enforcement of such rights. While we are not currently dependent on our intellectual property rights, we still need to pay special attention to protecting our intellectual property and trade secrets. Failure to adequately protect our intellectual property rights could lead to losses, including a potential loss of a competitive advantage that cannot be compensated through a damages award.

Under PRC law, we are required to obtain permits and business licenses, and our failure to do so would adversely impact our ability to conduct business in China.

We hold various permits, business licenses, and approvals authorizing our operations and activities, which are subject to periodic review and reassessment by the Chinese authorities. Standards of compliance necessary to pass such reviews change from time to time and differ from jurisdiction to jurisdiction, leading to a degree of uncertainty. If renewals, or new permits, business licenses or approvals required in connection with existing or new facilities or activities, are not granted or are delayed, or if existing permits, business licenses or approvals are revoked or substantially modified, we will suffer a material adverse effect. If new standards are applied to renewals or new applications, it could prove costly to us to meet any new level of compliance.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes stricter obligations on employers. Under the New Labor Contract Law, an employer is obligated to execute written labor contracts with all of its employees, otherwise an employee without a written labor contract will be entitled to claim double monthly salary from the employer. Certain of our employees hired on a temporary basis were hired without execution of a written labor contract. Should such an employee file a valid claim, there can be no assurance that we will not be required to make additional payments under the New Labor Contract Law, which would adversely affect our results of operations.

 The New Labor Contract Law also imposes tougher procedural requirements related to a reduction in workforce and requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a timely and cost-effective manner that is most advantageous to our business, which may materially and adversely affect our financial condition and results of operations.

Our failure to fully comply with PRC labor laws exposes us to potential liability.

Companies operating in China must comply with a variety of labor laws, including certain social insurance, housing fund and other staff welfare-oriented payment obligations. There exist uncertainties as to the interpretation, implementation and enforcement of such obligations. If relevant governmental authorities determine that we have not complied fully with such obligations, we may be in violation of applicable PRC labor laws and we cannot assure you that PRC governmental authorities will not impose penalties on us for any failure to comply. In addition, in the event that any current or former employee files a complaint with relevant governmental authorities, we may be subject to making up such staff-welfare oriented obligations as well as paying administrative fines. Our failure to comply with PRC labor laws could expose us to potential liability.

If our land use rights are revoked, we would have no operational capabilities.

Under Chinese law, land is owned by the state or rural collective economic organizations. The state issues to tenants the rights to use property. Use rights can be revoked and the tenants forced to vacate at any time when redevelopment of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent. Jinzheng relies heavily on these land use rights for its operations, and the loss of such rights would have a material adverse effect on our company.

Because we may not be able to obtain business insurance in the PRC, we may not be protected from risks that are customarily covered by insurance in the United States.

Business insurance is not readily available in the PRC. To the extent that we suffer a loss of a type which would normally be covered by insurance in the United States, such as product liability and general liability insurance, we would incur significant expenses in both defending any action and in paying any claims that result from a settlement or judgment.

We are subject to the environmental protection law of China.

Our manufacturing process may produce by-products such as effluent, gases and noise, which are harmful to the environment. We are subject to multiple laws governing environmental protection, such as “The Law on Environmental Protection of the PRC” and “The Law on Prevention of Effluent Pollution of the PRC,” as well as standards set by the relevant governmental authorities determining the classification of different wastes and proper disposal. Not obeying the laws and regulations and not paying the pollution discharge fees on time may result in fines or penalties on us and adversely affect our business and results of operations.

China is experiencing substantial problems with environmental pollution. Accordingly, it is likely that the national, provincial and local governmental agencies will adopt stricter pollution controls. There can be no assurance that future changes in environmental laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities. Our profitability may be adversely affected if additional or modified environmental control regulations are imposed upon us.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our operations.

A renewed outbreak of SARS or another widespread public health problem in the PRC, where all of our revenue is derived, could have an adverse effect on our operations. Our operations may be impacted by a number of health-related factors, including quarantines or closures of some of our offices that could leave us without many employees to conduct our business which would materially and adversely affect our operations and financial condition.

Risks Related to Our Securities and this Offering

No market currently exists for our common stock, and we cannot assure you that an active trading market will develop for our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NASDAQ or otherwise, or how liquid that market might become. If an active market does not develop, you may have difficulty selling any shares of our common stock that you purchase in this initial public offering. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives of the underwriters, and may not be indicative of prices that will prevail in the open market following this offering. Therefore, you may be unable to resell your shares of our common stock at a price that is attractive to you, if at all.

The market price for our common stock may be subject to wide fluctuations and our common stock may trade below the initial public offering price.

The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriters based on numerous factors.  See “Determination of Offering Price” and “Underwriting.” This price may not be indicative of the market price of our common stock after this offering. We cannot assure you that you will be able to resell your common stock at or above the initial public offering price or our net asset value. The securities of a number of Chinese companies and companies with substantial operations in China have also experienced wide fluctuations subsequent to their initial public offerings, including trading at prices substantially below the initial public offering prices. Among the factors that could affect the price of our common stock are risk factors:

•	announcements of competitive developments, by our competitors;

•	regulatory developments of our industry affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	failure of our quarterly financial and operating results to meet market expectations or failure to meet our previously announced guidance, if any;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of our competitors;

•	additions or departures of our executive officers and other key personnel;

•	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;

•	fluctuations in the exchange rates between the U.S. dollar and the RMB; and

•	release or expiration of the underwriters’ post-offering lock-up or other transfer restrictions on our outstanding common stock.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. For example, recently the capital and credit markets experienced substantial volatility and disruption, developing into a global financial and economic crisis. As a result, stock prices of a broad range of companies worldwide, whether or not they are related to the financial services industry, had declined and fluctuated significantly. These market fluctuations may also have a material adverse effect on the market price of our securities.

We have never paid cash dividends and are not likely to do so in the foreseeable future.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Although Jinzheng, our VIE, paid dividends to Jinzheng Stockholders in the amounts of $210,499 in 2009 and $1,755,288 in 2008, we intend to restrict Jinzheng, pursuant to the VIE Agreements effective on March 25, 2010, from declaring or paying any dividends to Jinzheng Stockholders in the foreseeable future.

We have considerable discretion in the use of proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and funding possible future acquisitions. We have not allocated the net proceeds of this offering to any particular project or acquisition, except to expand our processing and cold storage capacity either through acquisition of an existing facility or through construction of a new facility.  Rather, our Board of Directors and our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our Board of Directors and our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase the price of our securities. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.  See “Use of Proceeds.”

You will experience immediate and substantial dilution in the net tangible book value of your investment and may experience further dilution in the future.

The assumed initial public offering price of our common stock of $      per share in this offering, the mid-point of the price range set forth on the cover of this prospectus, is substantially higher than the net tangible book value per share of our outstanding common stock prior to this offering. Consequently, when you purchase our common stock in this offering at an offering price of $        , you will incur immediate dilution of $        per share.  See “Dilution.”

We may need additional capital and may sell additional securities or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our common stock in the public market, or the perception that these sales could occur, could cause the price of our securities to decline.

Additional sales of our securities in the public market after this offering, or the perception that these sales could occur, could cause the market price of our securities to decline. Upon completion of this offering, we will have             million shares of our common stock outstanding. Of that amount, approximately                     shares of our common stock are freely transferable without restriction upon resale, and                     shares of common stock outstanding after this offering will be available for sale upon the expiration of varying lock-up periods beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). See “Shares Eligible for Future Sale.” All securities sold in this offering will be freely transferable without restriction under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. In addition, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our securities.

NASDAQ may delist our securities from quotation on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We have applied for listing of our common stock on NASDAQ to be effective concurrently with this offering. NASDAQ is a national securities exchange. We cannot assure you that our securities will meet the continued listing requirements to be listed on NASDAQ in the future.

If NASDAQ delists our common stock from trading on its exchange, we could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•
a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have historically operated our business as a private company. As a public company, we will incur additional legal, accounting, compliance and other expenses that we have not incurred historically. After this offering, we will become obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will become subject to other reporting and corporate governance requirements, including certain requirements of NASDAQ, certain provisions of Sarbanes-Oxley and the regulations promulgated thereunder, which will impose significant compliance obligations upon us.

 Sarbanes-Oxley, as well as new rules subsequently implemented by the SEC and NASDAQ, have imposed increased regulation and disclosure and required enhanced corporate governance practices of public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased marketing, selling and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could materially adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or NASDAQ. Any such action could harm our reputation and the confidence of investors and clients in our company and could materially adversely affect our business and cause our share price to fall.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and stock price.

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal control over financial reporting, to the extent we are subject to the requirement, and a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. During the course of our testing, we may identify deficiencies, which we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We also expect the new regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our Board of Directors, particularly to serve on our Audit Committee, and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 or, to the extent we are subject to the requirement, our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy. If either we are unable to conclude that we have effective internal control over financial reporting, or to the extent we are subject to the requirement, our independent auditors are unable to provide us with an unqualified report as required by Section 404, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

If our shares of common stock become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

SEC rules generally defines penny stock to be any equity security that has a market price (as defined) less than $4.00 per share or an exercise price of less than $4.00 per share, subject to certain exceptions.  The penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  We believe that the penny stock rules may discourage investor interest in, and limit the marketability of, our common stock should our common stock be considered a penny stock.

In addition to the penny stock rules promulgated by the SEC, the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information.  Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers.  FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Our chairman and chief executive officer exercises control over most matters submitted to a shareholder vote and may have interests that differ from other shareholders. He may, therefore, take actions that are not in the interests of our other shareholders.

As of September 30, 2010, approximately 88.5% of our outstanding common stock was held by Mr. Junfeng Shan, our chairman and chief executive officer. After this offering, Mr. Junteng Shan is expected to retain his status as our controlling shareholder and hold approximately      % of our outstanding common stock. As a result, Mr. Shan is able to control the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporate transactions, including business combinations. The interests of Mr. Junfeng Shan, as the controlling shareholder, could be in conflict with the interests of other shareholders and he would have the ability to cause us to take actions in his interest. In addition, Mr. Junfeng Shan may pursue transactions that, in his judgment, could enhance his equity investment, even though such transactions may involve risks to our other shareholders.

This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the market price of the common stock or prevent our stockholders from realizing a premium over the market prices for their shares of common stock. In addition, the occurrence of sales of a large number of shares of our common stock, or the perception that these sales could occur, may affect our stock price and could impair our ability to obtain capital through an offering of equity securities. Furthermore, the current ratios of ownership of our common stock reduce the public float and liquidity of our common stock, which can in turn affect the market price of our common stock.

The issuance of preferred stock could discourage, delay or prevent a change of control of our company and may result in an entrenchment of management and diminish the value of our common stock.

Our articles of incorporation provide that our Board of Directors may issue, without further stockholder approval, up to 20,000,000 shares of preferred stock in one or more series with such rights, preferences and designations as determined by the Board of Directors. Our bylaws provide that, unless otherwise prescribed by statute, special meetings of the stockholders can only be called by the Chairman of our Board of Directors, our Chief Executive Officer, our President, or by a majority of the Board of Directors. These provisions may discourage, delay or prevent a merger, acquisition or other change of control that our stockholders may consider favorable. See “Description of Capital Stock.”

Such anti-takeover provisions could impede the ability of our common stockholders to benefit from a change of control and, as a result, could materially adversely affect the market price of our common stock and your ability to realize any potential change-in-control premium.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that involve risks and uncertainties.  All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are included throughout this prospectus, including in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. You can generally identify these forward-looking statements by words such as “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future” and similar terms and phrases.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include those described in “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock in the offering will be approximately $            . If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $        . These estimates are based upon an assumed initial public offering price of $      per share, the mid-point of the range shown on the front cover of this prospectus, and deduct the underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately $11 million to $12 million for the acquisition or construction of a new factory, including processing and cold storage facilities, and related equipment;

•	approximately $3 million to expand our current facilities; and

•	the remaining net proceeds for other general corporate purposes.

We expect that approximately $11 million to $12 million will be sufficient for the acquisition or construction, respectively, of a new factory, including processing and cold storage facilities and related equipment. However, if additional funds not raised in this offering are necessary, we expect that we will be able to use cash generated from our operations to fund such needs.

Currently we are only exploring the possible opportunity to acquire or construct a new factory. We do not have any specific plans to commence the acquisition or construction process and we have not entered into any agreement or understanding in connection with any possible acquisition or construction opportunity.

The foregoing purposes represent our best estimate of the allocation of the net proceeds from this offering based upon the current state of our business operations, current plans, and the current economic and industry conditions. However, such allocation is subject to reapportionment among the categories listed above or to new categories altogether.  The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our development efforts, sales and marketing activities, the amount of cash generated or used by our operations and our competition. We may find it necessary or advisable to use portions of the proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending these uses, the proceeds will be invested in short-term, investment grade, interest-bearing securities.

DETERMINATION OF OFFERING PRICE

We have been advised that the underwriters propose to offer the common stock directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representative may offer some of the common stock to other securities dealers at such price less a concession of $          per share. The underwriters may also allow, and such dealers may re-allow, a concession not in excess of $         per share to other dealers. After the common stock is released for sale to the public, the representatives may change the offering price and other selling terms at various times.

Prior to this offering, there was no public market for any of our securities. The public offering price of our common stock was determined by negotiation between us and the representatives of the underwriters. The principal factors considered in determining the public offering price of the common stock included:

•	the information in this prospectus and otherwise available to the underwriters;

•	the history and the prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the general condition of the economy and the securities markets in the United States at the time of this offering;

•	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

•	other factors as were deemed relevant.

We cannot be sure that the public offering price will correspond to the price at which our common stock will trade in the public market following this offering or that an active trading market for our common stock will develop or continue after this offering.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business.  The decision whether to pay cash dividends on our common stock will be made by our Board of Directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the Board of Directors considers significant.  Jinzheng, our operating entity, declared and paid dividends to its shareholders in the amounts of $210,499 in 2009 and $1,755,288 in 2008.  Pursuant to the VIE Agreements entered into on March 25, 2010, Beijing CMJM, our subsidiary, is entitled to retain all proceeds earned by Jinzheng during the term of the VIE Agreements and, without Beijing CMJM’s prior written consent, Jinzheng cannot pay any dividends. Beijing CMJM intends to restrict Jinzheng from declaring or paying any dividends to its shareholders in the foreseeable future.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Furthermore, the ability of our Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balance of the Chinese operating subsidiaries. Because substantially all of our operations are conducted in China and a substantial majority of our revenues are generated in China, a majority of our revenue being earned and currency received are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. Dollars.

Our inability to receive dividends or other payments from our Chinese operating entity could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Jinzheng’s funds may not be readily available to us to satisfy obligations, which have been incurred outside the PRC, which could adversely affect our business and prospects or our ability to meet our cash obligations. Accordingly, if we do not receive dividends from our Chinese operating entity, our liquidity, financial condition and ability to make dividend distributions to our stockholders will be materially and adversely affected.

CAPITALIZATION

The following table summarizes our capitalization as of September 30, 2010, on an actual and as adjusted basis to reflect our receipt of estimated net proceeds from the sale of             shares of common stock (excluding the                 shares of common stock which the underwriters have the option to purchase to cover over-allotments, if any) in this offering at a public offering price of $          per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $           .

You should read this table in conjunction with “Use of Proceeds,” “Selected Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2010
	Actual	As Adjusted
	USD
Short-term loans	1,940,849
Long-term loans	235,141
Preferred stock, $0.001 par value, 20,000,000 shares authorized, and 0 shares issued and outstanding actual and as adjusted	-
Common stock, $0.001 par value, 180,000,000 shares authorized, and 2,030,457 shares and shares issued and outstanding actual and as adjusted, respectively	2,030
Additional paid-in capital	4,574,695
Statutory reserves	1,615,946
Retained earnings	9,827,664
Accumulated other comprehensive income	1,370,297
Total shareholders’ equity	17,390,632
Total capitalization	$19,566,622

DILUTION

If you invest in our securities, your investment will be diluted immediately to the extent of the difference between the public offering price per share of common stock you pay in this offering, and the pro forma net tangible book value per share of common stock immediately after this offering.

After giving effect to the sale of             shares of common stock in the offering at a public offering price of $      per share, and after deducting the underwriting discount and commission and estimated offering expenses, our adjusted pro forma net tangible book value as of September 30, 2010 would have been $     million, or $      per share. This represents an immediate increase in pro forma net tangible book value of $     per share to existing stockholders and immediate dilution of $      per share to new investors purchasing shares in the offering.

The following table illustrates this per share dilution:

Public offering price per share
Pro forma net tangible book value per share as of September 30, 2010
Increase in pro forma net tangible book value per share attributable to new investors
Adjusted pro forma net tangible book value per share after the offering
Dilution in net tangible book value per share to new investors

Our adjusted pro forma net tangible book value after the offering, and the dilution to new investors in the offering, will change from the amounts shown above if the underwriters’ over-allotment option is exercised.

A $1.00 increase or decrease in the assumed public offering price per share would increase or decrease our adjusted pro forma net tangible book value per share after this offering by approximately $      , and dilution per share new investors by approximately $      , after deducting the underwriting discount and estimated offering expenses payable by us.

EXCHANGE RATE INFORMATION

Our business is conducted in China, and all of our revenue and the majority of our expenses are denominated in RMB, their functional currency. However, we use the U.S. dollar as our reporting currency. The assets and liabilities of our PRC subsidiaries are translated from RMB into U.S. dollars at the exchange rates on the balance sheet date, shareholders’ equity is translated at the historical rates and the revenues and expenses are translated at the weighted average exchange rate for the period. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate(1)
Period	Period End(2)	Weighted Average(3)
	(RMB per U.S. Dollar)
2007	7.2946	7.8806
2008	6.8224	6.9193
2009	6.8259	6.8295
2010
January	6.8268	6.8269
February	6.8258	6.8285
March	6.8258	6.8262
April	6.8247	6.8256
May	6.8305	6.8275
June	6.7815	6.8184
July	6.7735	6.7762
August	6.6907	6.7396
September	6.7035	6.7514
October (through October 22)	6.6585	6.6665

(1)
The exchange rates are based on the noon buying rate in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York through December 31, 2008. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	All yearly periods end on December 31 of the stated year. All monthly periods end on the last day of the stated month, except for October 2010, which ends on October 22.

(3)
Weighted averages for a period are calculated by using the average of the exchange rates on the end of each month during the period; monthly averages are calculated using the average of the daily rates during the relevant period.

SELECTED FINANCIAL AND OPERATING DATA

The following selected combined statement of income data during the two years ended December 31, 2009 and 2008 and the summary of the combined balance sheet data as of December 31, 2009 and 2008 are derived from our audited combined financial statements included elsewhere in this prospectus. The audited combined financial statements have been prepared in accordance with GAAP, and have been audited by EFP Rotenberg, LLP, an independent registered public accounting firm.

The summary historical financial information for the nine months ended September 30, 2010 and 2009 and  consolidated balance sheet data as of September 30, 2010 presented below are derived from our unaudited  consolidated interim financial statements and related notes thereto included elsewhere in this prospectus.  We have prepared our unaudited condensed consolidated interim financial statements on the same basis as our audited combined financial statements and have included all adjustments, consisting of normal and recurring adjustments, which we consider necessary to present fairly our financial position and results of operations for our unaudited period.  The summary financial information as of and for the nine months ended September 30, 2010 is not necessarily indicative of the results that may be obtained throughout fiscal year 2010.

The consolidated and combined financial statements are reported in U.S. dollar amounts. This data should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus.

The adjusted balance sheet data reflects the balance sheet data as of December 31, 2009 and September 30, 2010, as adjusted to reflect our receipt of the estimated net proceeds from our sale of               shares of common stock in this offering at an assumed initial public offering price of $      per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated and combined financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008
	USD	USD	USD	USD
Net revenue	30,063,212	25,171,582	36,757,703	33,354,535
Cost of sales	24,917,180	20,098,775	29,299,988	26,501,070
Gross profit	5,146,032	5,072,807	7,457,715	6,853,465

Total operating expenses	(1,257,578	(840,686)	(1,120,479)	(1,376,941)

Income from operations	3,888,454	4,232,121	6,337,236	5,476,524

Total other income	-	23,180	23,190	65,090

Net income before provision for income taxes	3,888,454	4,255,301	6,360,426	5,541,614
Provision for income taxes	981,749	1,108,370	1,630,076	1,458,112
Net income	2,906,705	3,146,931	4,730,350	4,083,502

Net income attributable to stockholders	2,906,705	2,517,545	3,915,595	3,266,802
Other comprehensive income attributable to stockholders	347,367	19,370	16,617	341,457
Total comprehensive income attributable to stockholders	3,254,072	2,536,915	3,932,212	3,608,259

Basic and diluted earnings per common share to stockholders	1.44	1.26	1.96	1.63
Basic and diluted weighted average common shares outstanding	2,021,997	2,000,000	2,000,000	2,000,000

	As of September 30,		As of December 31,
	2010		2009	2008
	Actual USD	As Adjusted (1) USD	USD	USD

Consolidated Balance Sheet Data
Cash and cash equivalents	6,247,644		2,543,095	1,720,357
Total assets	22,245,617		18,770,229	15,616,076
Total liabilities	4,854,985		5,014,169	6,617,739
Total Zheng Hui Industry Corp. stockholders’ equity	17,390,632		13,756,060	7,558,924
Non controlling interest in VIE	-		-	1,439,413
Total equity	17,390,632		13,756,060	8,998,337
 ________________________
(1)	Does not give effect to the estimated use of proceeds. See “Use of Proceeds.”

The table below sets forth additional financial data for each of the periods indicated that we believe is important to an understanding of our operations:

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008
	USD	USD	USD	USD
Other data
EBITDA (1)	4,392,170	4,725,946	6,987,651	6,261,206
Adjusted EBITDA (2)	4,392,170	4,749,126	6,964,461	6,196,116
Capital expenditures	302,153	2,344,255	4,235,306	743,995

(1)
EBITDA is defined as net income before net interest expense, income tax expense, depreciation and amortization. EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles, or GAAP. EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. We prepare EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate. We believe EBITDA is useful to investors in evaluating our operating performance because:

•
securities analysts use EBITDA as a supplemental measure to evaluate the overall operating performance of companies and we anticipate that our investor and analyst presentations after we are public will include EBITDA; and

•
we believe that the elimination of certain non-cash, non-operating or non-recurring items enables a more consistent measurement of period to period performance of our operations, as well as a comparison of our operating performance to companies in our industry.

Our management uses EBITDA:

•	as a measure of operating performance;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our Board of Directors concerning our financial performance.

Although EBITDA is frequently used by investors and securities analysts in their evaluations of companies, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or interest income;

•	EBITDA does not reflect cash requirements for income taxes;

•
although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for these replacements; and

•	other companies in our industry may calculate EBITDA or similarly titled measures differently than we do, limiting its usefulness as a comparative measure.

(2)
Adjusted EBITDA represents EBITDA adjusted for non-operating income or expense. Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA or similarly titled measures in the same manner as we do. We use Adjusted EBITDA to evaluate our operating results without the additional variations caused by non-operating income or expense, which is non-recurring.

The following table includes a reconciliation of our Net Income to our EBITDA and Adjusted EBITDA for each of the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008
	USD	USD	USD	USD
Net income	2,906,705	3,146,931	4,730,350	4,083,502
Depreciation and amortization	397,001	310,222	425,594	323,971
Provision for income taxes	981,749	1,108,370	1,630,076	1,458,112
Interest expenses	106,715	160,423	201,631	395,621
EBITDA	4,392,170	4,725,946	6,987,651	6,261,206
Other income	-	23,180	23,190	65,090
Adjusted EBITDA	4,392,170	4,749,126	6,964,461	6,196,116

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations are based upon and should be read in conjunction with our financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Our actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

 Overview

We are engaged in hatching “Cherry Valley” duck and producing, processing, marketing and distributing frozen processed duck, duck feed, and other duck-related products in the People’s Republic of China (the “PRC” or “China”). We sell frozen ducks, in whole or cut-up form, to wholesalers, food processing companies and distributors in fifteen Chinese provinces, including the cities of Beijing, Shanghai, Tianjin, and Chongqing. Our objective is to establish ourselves as a leading producer and distributor of “Cherry Valley” ducks in the PRC.

Through years of experience and operation, we believe we have developed a highly effective vertically-integrated supply chain that we describe as a “Company-Base-Farmer” business model. Under our model, we raise breeder ducks and hatch ducklings in our own facilities and then sell the ducklings to our network of approximately 400 contracted farmers. We repurchase the adult commercial ducks that meet our criteria from our contracted farmers then process, freeze, and store the ducks and duck products in our facilities. To assist the ducks’ growth, we also produce and sell duck feed to our contracted farmers through feed brokers.

Our major product is frozen, lean-meat “Cherry Valley” duck, which was developed from traditional Peking or Beijing duck by Cherry Valley Farm, a United Kingdom (“UK”) company. Our product is the third generation of the Cherry Valley species introduced from the UK, which we purchase from their authorized distributor in China. According to the China Animal Agriculture Association, Cherry Valley ducks have the following general characteristics relative to other ducks: (1) higher growth rate; (2) higher conversion rate of feed, that is, with the same amount of feed, the duck will provide more meat; (3) higher lean meat content; (4) stronger disease immunity; and (5) greater ability to be cultivated in different geographic region. Also, Cherry Valley ducks have less fat content. According to a report from January 2010 in the Meat Trade News Daily in the UK, a traditional Peking duck will have a fat level in excess of 35%, whereas a Cherry Valley duck will have a fat level of less than 27%.

Significant Factors Affecting Our Results of Operations

The most significant factors that affect our financial condition and results of operations are the following:

Economic Conditions in China

We operate our manufacturing facilities in China and derive the majority of our revenues from sales to customers in China. As such, economic conditions in China will affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. China’s economy has grown significantly in recent years. According to research from the International Monetary Fund and the United States Department of Agriculture (the “USDA”), China’s economy grew at an average growth rate of 9.1% between 1999 and 2008. In 2009, the economy grew by 8.7%, and long-term growth rates are expected to show continued expansion at a rate of approximately 10% in coming years.  As a result of rapid economic growth, domestic demand for and consumption of duck products has increased substantially and is expected to continue to grow in future years. We believe that economic conditions in China will continue to affect our business and results of operations.

Industry Demand

According to the data provided by the China Meat Association, China produces the largest amount of ducks in the world. In 2009, the number of ducks on hand in China was 1,096 million and the number of ducks sold from farm was 352 million (including 206 million Cherry Valley ducks). The number of ducks on hand in China in 2009 accounts for 67.3% of the total amount in the world. The number of ducks slaughtered in China in 2009 accounts for 74.7% of the total amount in the world.

Market Pricing

Generally, we price our duck products based upon our knowledge of current market prices and a calculation of our production costs and desired profit margins. Consistent with the duck industry practice in China, our profitability is affected by market prices, which may fluctuate substantially and exhibit cyclical and seasonal characteristics. To adjust to such fluctuation, we establish our base prices on the basis of market prices for each category of product. We also adjust such base prices weekly, or daily depending on different categories of product, according to the added value of each category of products, volume of orders for each product, product varieties and other factors. The final sale prices to each of our customers are generally negotiated from time to time. Our orders and sales are generally made on a basis of thirty days.

  Production Capacity

The following table sets forth the daily production capacity for each product segment, including the processed duck, hatching of ducklings and duck feed production. The processed duck and ducklings are based on the numbers of heads processed or hatched, and the duck feed is based on the tons of feed our feed production equipment can produce daily.

Product Segment	Capacity Per Day
Processed duck (heads)	25,000
Duckling (heads)	25,000
Duck Feed (tons)	137

Supply and Costs of Raw Materials

We purchase breeder ducks from one of the major Cherry Valley breeder duck suppliers in Shandong Province, Weifang Legang Food Co., Ltd. We purchase the breeder ducks from this supplier once or twice a year and therefore we do not have long-term contracts with our supplier. One breeder duck costs approximately $204 (1,430 RMB) for each combination (110 females and 30 males) and in 2009 we spent approximately $60,000 (400,000 RMB) on the purchase of breeder ducks. The price for the breeder ducks has historically been stable and we believe that our supplier of breeder ducks is replaceable in the event we need to change suppliers. The raw materials for our duck feed production are primarily corn (50-70%) and soybean meal (15-33%). We also purchase soybean meal from two suppliers, China Oil & Foodstuff (Weifang) Co., Ltd and Weifang Haihua Zhenxing Oil & Foodstuff Co., Ltd., with each supplier accounting for 4.7% and 3.8% of our total purchases of raw materials in 2009, respectively. In addition, we purchase corn from five individuals, in the aggregate, accounting for 10.3% of our total purchases of raw materials in 2009. Historically, we have not had difficulty obtaining these materials from our suppliers and we do not anticipate any difficulty obtaining these materials in the future. We believe that our sources of supplies are adequate for our present needs and anticipated growth. We use approximately 1,500 tons of corn per month, which costs over $4.39 million (30 million RMB) per year. We usually purchase the grains in the amounts we expect to need, but during each fall season when corn supply is abundant and prices are low, we purchase corn for future needs and store the excess supply. We have storage capacity for 5,000 tons of feed.

Seasonality of Our Industry

The demand for our duck products is greatest prior to the Chinese New Year, which is usually during early February resulting in a general peak in demand in the fourth quarter. Otherwise, the demand for duck is not seasonal. The table below shows our total revenues by quarter for the years ended December 31, 2009 and 2008.

	Quarter Ended March 31,	Quarter Ended June 30,	Quarter Ended September 30,	Quarter Ended December 31,	Total
Year	USD	USD	USD	USD	USD
2009	7,641,152	8,534,839	8,945,719	11,671,785	36,793,495
2008	7,025,245	7,805,364	9,101,197	9,450,146	33,381,952

Government Programs and Regulations

Our facilities and operations are subject to regulation by various government agencies, including, but not limited to, local agencies of the State Federal Food and Drug Administration (“SFDA”), the Ministry of Agriculture (“MOA”), and the Department of Health.  Our duck processing plant is subject to continuous on-site inspection by the government.  The Quality Control Agency visits our facilities every month to ensure our products meet the applicable standards. The local Health Agency visits every three months to inspect the sanitation of our facilities and the local Husbandry Agency visits our contracted farmers and our slaughter facilities periodically. Each time we repurchase ducks from our contracted farmers, we need a permit from the local Husbandry Agency, which is present when we repurchase the ducks to check whether the ducks satisfy the food safety standards.

The duck industry is subjected to policies, which are promulgated to ensure the development of the industry and the improvement of farmers’ living standards and disposable income. Given our engagement in duck raising and food processing, we are subject to various policies and regulations regarding tax, finance and product and production safety applicable only to the agricultural industry that have been issued and are enforced by government agencies.

Exchange Rate Fluctuations

Our reporting currency is the U.S. dollar and our operations in China use their local currency as their functional currencies. All of our revenue and expenses are in Chinese Renminbi. Since 1994, the official exchange rate for the conversion of Renminbi to the U.S. dollar had generally been stable and the Renminbi had appreciated slightly against the U.S. dollar. However, on July 21, 2005, the Chinese government changed its policy of pegging the value of Chinese Renminbi to the U.S. dollar.

The income statements of our operations are translated into U.S. dollars at the average exchange rates in each applicable period.

Our Expansion Plan

We expect to increase our current production capacityfrom processing 25,000 heads to 80,000 heads per day. To realize this goal, we intend to acquire or construct a new factory including processing and storage facilities and related equipment.  We also intend to expand our current facilities, including our breeder farm, feed production facility and hatchery.

If we choose to acquire a new factory, we expect that it would take approximately eighteen months to reach full production capacity of the newly acquired factory. To breakdown the timeline, we expect that it would take six months to complete the acquisition transaction and to start the operation and the expansion of feed production facility and breed farm. We expect it would take an additional six months to complete the test running of machineries (including machinery installation, training of workers and alignment) and complete the improvement and expansion of the hatchery to realize 50% of the production capacity of the newly acquired factory and another six months to realize 100% of the production capacity of the newly acquired factory.

If we choose to construct a new factory, we expect that it would take approximately twenty seven months to reach full production capacity of the newly constructed factory. To breakdown the timeline, we expect that it would take approximately fifteen months to complete the construction of the factory, installation of the facilities to start the operation, expand the feed production facility and breeder farm and hatchery. We expect it would take an additional six months to complete the test running of machineries (including machinery installation, training of workers and alignment) to realize 50% of the production capacity of the newly constructed factory and another six months to realize 100% of the production capacity of the newly constructed factory.

Our sales and marketing strategy is expected to focus on channels through food processors and distributors while seeking opportunities to enter the rural markets of Shanghai, Nanjing, and Wuhan. We intend to explore new selling channels such as supermarkets and groceries. We plan to expand our sales and marketing team and develop a network of distributors and we also intend to hire additional sales staff in order to strengthen our existing relationships with food processors and develop new relationships, including with supermarkets and grocery stores both locally and in selected national markets in China. Meanwhile, we will also look to enter into agreements with distributors active in the rural markets of Shanghai, Nanjing, and Wuhan to distribute our products there.
We intend to implement our expansion-related sales and marketing strategy in the weeks and months prior to the testing of our new facilities. We will continue to carry out the following activities during our expansion period:

•	Expanding our sales and marketing team by recruiting sales employees in our targeted rural markets and with supermarket procurement experience;
•	Strengthening our relationships with current customers;
•	Exploring new customer relationships, including with supermarkets, grocery stores, food processors and distributors;
•	Seeking opportunities to enter rural markets; and
•	Implementing a series of branding activities to establish and advertise our brand.

We have set forth the expected costs associated with either an acquisition or construction of a new factory along with the costs associated with the expansion of our current facilities.

Facility/Project	Acquisition	Construction
	Estimated Cost (USD)
Processing and cold storage facilities	11,000,000	9,500,000
Feed facility expansion	900,000	900,000
Hatchery expansion	700,000	700,000
Breeder farm expansion	700,000	700,000
Personnel arrangements	600,000	600,000
Lab for epidemic prevention use	400,000	400,000
Farmer base expansion	550,000	550,000
Other costs	150,000	150,000
Total	15,000,000	13,500,000

We expect that approximately $11 million to $12 million will be sufficient for the acquisition or construction, respectively, of a new factory, including processing and cold storage facilities and related equipment. However, if additional funds not raised in this offering are necessary, we expect that we will be able to use cash generated from our operations to fund such needs. We generated $6.6 million cash in 2009 and expect to maintain the level in 2010 and 2011 by operating under current operation scale.

Currently we are only exploring the possible opportunity to acquire or construct a new factory. We do not have any specific plans to commence the acquisition or construction process and we have not entered into any agreement or understanding in connection with any possible acquisition or construction opportunity.

The potential acquisition candidates we plan to review would only have some existing processing and cold storage facilities, and thus we expect the cost to expand our feed facility, hatchery, breeder farm, personnel staff, lab and farmer base under both acquisition and construction scenarios would be the same.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses, fair valuation of stock related to stock-based compensation and other items. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which from the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

 Revenue Recognition

Revenue from sales of our products is recognized when the significant risks and rewards of ownership have been transferred to the third-parties at the time when the products are delivered to and accepted by them, the sales price is fixed or determinable as stated in the sales contract, and collection is reasonably assured.  Revenues consist of the invoice value of the sale of goods and services net of value added tax. There are no general rights of return on delivered products and no price protection is granted to customers.

Allowance for Doubtful Accounts

Our accounts receivable balance on our balance sheet is affected by our allowance for doubtful accounts, which reflects our estimate of the expected amount of the receivables that we will not be able to collect. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our allowance for doubtful accounts is based on our assessment of the collectability of specific customer accounts, the aging of accounts receivable, our history of bad debts, and the general condition of the industry. If a major customer’s credit worthiness deteriorates, or our customers’ actual defaults exceed our historical experience, our estimates could change and impact our reported results.

Allowance for doubtful accounts amounted to $113,383, $131,474, and $116,025 as of December 31, 2008, 2009, and September 30, 2010, respectively, representing 3.0%, 4.0%, and 2.0% of our accounts receivable as of those dates. This allowance reflected a reduction in accounts receivable that was charged to the bad debt provision under operating expenses.

Inventories and Allowance for Obsolescence

We state inventories at the lower of cost or market value, determined using the weighted average cost method. We provide inventory allowances when conditions indicate that the selling price is less than cost due to physical deterioration, usage, obsolescence and reductions in estimated future demand. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products.

We do not provide allowance for our breeders. There was no allowance for other types of inventories at September 30, 2010, December 31, 2009 and 2008.

Income Taxes

We account for income tax using an assets and liability approach, which allows for recognition of deferred tax benefits in future years.  Under the assets and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose.  A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before we are able to realize their benefits, or that future realization is uncertain.

Impairment of Long-Lived Assets

We evaluate our long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. We generally determine fair value by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. We did not recognize any impairment of long-lived assets for any of the periods presented.

Variable Interest Entities

Pursuant to the VIE Agreements effective on March 25, 2010 between Beijing CMJM and Jinzheng, Jinzheng is considered our Variable Interest Entity (“VIE”). For accounting purposes, this resulted in the combination of the balance sheet data and financial results of Jinzheng with that of Beijing CMJM for the years ended December 31, 2009 and 2008. As a wholly-owned subsidiary of Zheng Hui, the combined financial statements of Beijing CMJM are further consolidated with the financial statements of Zheng Hui. Accordingly, the financial statements of Beijing CMJM and Jinzheng are contained in this prospectus and the discussion below includes the financial condition and results of operation of Beijing CMJM and Jinzheng.

Results of Operations

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

Revenues

We derive our revenues from the sales of processed frozen duck products, ducklings, duck feed and other duck related products. Our revenues during the nine months ended September 30, 2010 were approximately $30.2 million, an increase of approximately $5 million, or approximately 19.9%, as compared to total revenues of approximately $25.2 million during the nine months ended September 30, 2009. The breakdown of our revenues by product is as follows:

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009
Frozen duck products	$16,195,201	$13,131,819
Ducklings	3,602,815	3,640,218
Duck feed	8,351,522	6,572,511
Other revenues	2,042,364	1,833,512
Total gross revenues	$30,191,902	$25,178,060

Frozen duck products. During the nine months ended September 30, 2010, our revenues from the sales of frozen duck products increased by approximately $3.1 million, or approximately 23.7%, compared to the nine months ended September 30, 2009. Our main frozen duck products consist of Bai Tiao, which is duck sold in whole, and duck parts and organs, such as wings, chests, legs, flippers, gizzard and other duck parts. Bai Tiao is the main product, accounting for 38.5% of total revenue in the nine months ended September 30, 2010, compared to 30.5% of total revenues in the nine months ended September 30, 2009. Duck parts are new products we developed in 2009, and they accounted for 6.2% of our total revenues in the nine months ended September 30, 2010 compared to 11.7% of our total revenue in the nine months ended September 30, 2009. The increased revenues from the sales of frozen duck products were primarily attributed to the recovery of the global economy and increasing market demand. In the nine months ended September 30, 2010, we increased our sales of frozen duck products by 2,000 tons and the average selling price has increased by $70 per ton as compared to same period in 2009. Our existing customers consumed approximately $3.0 million more of our products in the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009. We also developed five new customers who, in the aggregate, purchased approximately $0.2 million of our frozen duck products.

Ducklings. Compared to the nine months ended September 30, 2009, our revenues from the sales of ducklings during the nine months ended September 30, 2010 decreased by approximately $0.04 million, or approximately 1%. In order to perform our one-time maintenance for the production machinery after the Chinese New Year in 2010, we closed our hatchery facility for 15 days, therefore leading to the decreased sales of ducklings.

Duck feed. Compared to the nine months ended September 30, 2009, our revenues from the sales of duck feed during the nine months ended September 30, 2010 increased from approximately $6.6 million to approximately $8.4 million, or approximately 27.1%. We sold approximately 5,200 more tons of duck in nine months ended September 30, 2010 as compared to same period in 2009.

Other revenues.  For the nine months ended September 30, 2010, other revenues, which consisted of the sales of feather, ageing breeders and eggs, increased by approximately $0.2 million, or approximately 11.4%. The increase in other revenues is attributable to the increase in sales of feathers and the disposal of aging breeders and eggs.

Cost of Sales

The cost of sales for frozen duck products includes the expenses incurred from our repurchase of live ducks from contracted farmers, direct labor fees, manufacturing overhead (including indirect materials, indirect labor fees, utilities and depreciation), and related taxes. Cost of sales for ducklings includes the expenses incurred from our purchase of breeding ducks, feed, labor costs and manufacturing overhead such as utilities and depreciation. Cost of sales for feed includes the purchase of corn and soybean meal, and manufacturing overhead such as labor cost, utilities, and depreciation.

For the nine months ended September 30, 2010, our total cost of sales amounted to approximately $24.9 million, or approximately 82.7% of total revenues, as compared to cost of sales of approximately $20.1 million, or approximately 79.8% of total revenues, for the nine months ended September 30, 2009. The increase in cost of sales as a percentage of total revenue was primarily due to increased prices for the major components of feed. The average purchase prices for corn and soybean meal have increased by $32 and $64 per ton, respectively, or a percentage increase of 14.1% and 16.1%, respectively.

Gross Profit

Gross profit for the nine months ended September 30, 2010 was approximately $5.1 million, or 17.1% of total revenues, as compared to approximately $5.1 million, or 20.2% of revenues for the nine months ended September 30, 2009. The decrease in the gross profit margin was attributable to increased cost of sales as a percentage of revenue and the business tax accrued. The increase in cost of sales as a percentage of revenue was primarily attributed to increased unit prices for corn and soybean meal. We also recorded approximately $0.1 million business tax in nine months ended September 30, 2010, whereas the business tax in the nine months ended September 30, 2009 was nil. Pursuant to the VIE Agreements between Jinzheng and Beijing CMJM effective on March 25, 2010, Jinzheng is required to pay 85% of its net profit to Beijing CMJM as a consulting fee. Beijing CMJM is required to pay 5% of that service fee as business tax according to PRC tax laws.

Operating Expenses

Total operating expenses for the nine months ended September 30, 2010 were approximately $1.3 million, an increase of approximately $0.4 million, or approximately 50%, compared to the total operating expenses in the nine months ended September 30, 2009 of $0.8 million. This increase resulted from the following items:

•
Increased general and administrative expenses: For the nine months ended September 30, 2010, general and administrative expenses were approximately $0.9 million as compared to $0.5 million for the nine months ended September 30, 2009, an increase of approximately $0.4 million or approximately 68%. The general and administrative expenses primarily consisted of salaries and related benefits, amortization and depreciation, travel and entertainment, professional fees, taxes and other expenses. The increase was mainly attributable to the professional services relating to this offering, such as auditing and legal fees. We expect general and administrative expenses to increase as we recruit additional professionals and incur additional costs related to the growth of our business, including compliance-related costs to support our future operations as a U.S. personnel listed public company.

•
Increased bad debt expenses: We provided allowance for doubtful other receivables amounting to $0.06 million in nine months ended September 30, 2010 due to their remote collectivity, while in the same period of 2009, no such expenses occurred.

•
Decreased interest expense: For the nine months ended September 30, 2010, interest expense was $0.1 million as compared to $0.16 million for the nine months ended September 30, 2009, a decrease of $0.05 million, or approximately 34.5%. The decrease in interest expense was primarily attributable to the decrease in the outstanding balance under our bank loans in 2009 by approximately $0.7 million, or approximately 28%.

Income from Operations

We reported income from operations of approximately $3.9 and $4.2 million during the nine months ended September 30, 2010 and 2009, respectively.

Income Taxes

Our income tax expense was approximately $1 and $1.1 million for the nine months ended September 30, 2010 and 2009.

Non-controlling Interest .

Our non-controlling interest was nil for the nine months ended September 30, 2010 and $0.6 million for the nine months ended September 30, 2009. This change was primarily because our current shareholders acquired the remaining 20% equity interest in Jinzheng on December 31, 2009.

Net Income

As a result of the foregoing factors, our net income was approximately $2.9 million and $2.5 million for the nine months ended September 30, 2010 and 2009, respectively. This translated to basic and diluted net income per common share of $1.44 and $1.44 respectively, for the nine months ended September 30, 2010 and $1.26 and $1.26, respectively for the nine months ended September 30, 2009.

Other Comprehensive Income

The functional currency of our subsidiary and affiliated operating company in the PRC is the RMB. The financial statements of our subsidiary and affiliate are translated into U.S. dollars using year-end rates of exchange for assets and liabilities, and average rates of exchange (for the year) for revenues, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the combined statements of operations. As a result of these translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $0.3 million for the nine months ended September 30, 2010 as compared to $0.02 million for the nine months ended September 30, 2009. This non-cash gain increased our reported comprehensive income.

Comprehensive Income

We had comprehensive income of approximately $3.3 million during the nine months ended September 30, 2010, as compared to approximately $2.5 million during the nine months ended September 30, 2009. This increase was primarily attributable to our foreign currency translation gains.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

In 2009 and 2008, we derived our revenues from the sales of processed frozen duck products, ducklings, duck feed and other duck related products. Our revenues during the year ended December 31, 2009 were approximately $36.8 million, an increase of approximately $3.4 million or approximately 10.2%, as compared to total revenues of approximately $33.4 million during the year ended December 31, 2008. During the years ended December 31, 2009 and 2008, the breakdown of our revenues by our products was as follows:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Frozen duck products	$20,241,941	$16,735,538
Ducklings	4,993,530	4,807,239
Duck feed	8,894,336	9,586,643
Other revenues	$2,663,688	$2,252,532
Total gross revenues	$36,793,495	$33,381,952

Frozen duck products. During the year ended December 31, 2009, revenues from the sales of frozen duck products increased by approximately $3.5 million or approximately 21%, compared to approximately $16.7 million during the year ended December 31, 2008. The increased revenues were primarily attributed to development of 18 new customers who, in the aggregate, purchased approximately $4.3 million of products in 2009. Our main frozen duck products consisted of Bai Tiao, which is duck sold whole, and duck parts and organs, such as wings, chests, legs, flippers, gizzard, and other duck parts. Bai Tiao was the main product, accounting for 30% of total revenues in 2009 compared to 38% of total revenue in 2008. Duck parts were new products developed in 2009, and they accounted for 11.7% of total revenues in 2009 compared to 0% in 2008.

Ducklings. Compared to the year ended December 31, 2008, our revenues from the sales of ducklings during 2009 increased by approximately $0.2 million, or approximately 3.88%. The increase was primarily attributable to the increased demands for ducklings by our contracted farmers as a result of our increased sale of frozen duck products to our customers.

Duck feed. Compared to the year ended December 31, 2008, our revenues from the sales of duck feed during 2009 decreased by approximately $0.7 million from approximately $9.6 million to approximately $8.9 million, or approximately 7.2%. The decrease was in line with the decrease of our feed production as the result of a shorter operating period in 2009 as compared to 2008. In 2009, we spent approximately 15 days maintaining and repairing our feed production equipment when we suspended our feed operation.

Other revenues. During the year ended December 31, 2009, other revenues, which consisted of revenues mainly from the sale of feathers, breeders and eggs, increased by approximately $0.4 million or approximately 18.3%, from approximately $2.3 million during the year ended December 31, 2008. The increase in other revenues was attributable to the increased sale of feather by approximately $0.4 million. The price of feather was based on unit price per duck, and the revenues from the sales of feather in 2009 increased as the number of total ducks processed increased during the period. Approximately 8 million ducks were processed in 2009 and approximately 7.5 million in 2008.

Cost of Sales

Cost of sales for frozen duck products includes the expenses incurred from our repurchase of live adult ducks from contracted farmers, direct labor fees, manufacturing overhead such as indirect materials, indirect labor fees, utilities and depreciation, and related taxes. Cost of sales for ducklings includes the expenses incurred from our purchase of parent breeding ducks, feed, labor cost, and manufacturing overhead such as utilities and depreciation. Cost of sales for feed includes the purchase of corn and soybean meal, and manufacturing overhead such as labor cost, utilities, and depreciation.

For the year ended December 31, 2009, our total cost of sales amounted to approximately $29.3 million or approximately 79.7% of total revenues, as compared to approximately $26.5 million or approximately 79.5% of total revenues for the year ended December 31, 2008. The slight increase in cost of sales as a percentage of total revenue was primarily due to the slight decline in the average selling unit price for frozen duck products in 2009.

Gross Profit

Gross profit for the year ended December 31, 2009 was approximately $7.5 million or 20.3% of total revenues, as compared to approximately $6.9 million or 20.6% of revenues for the year ended December 31, 2008. The decrease in gross profit margin was attributable to the increase in cost of sales as a percentage of revenue. The increase in cost of sales as a percentage of revenue was primarily contributed to slight increase of unit price for corn and live duck purchase. We expect our gross profit margin to remain at approximately 20%.

Operating Expenses

Total operating expenses for the year ended December 31, 2009 were approximately $1.1 million, a decrease of $87,315 or approximately 7.4%, compared to approximately $1.2 million during the year ended December 31, 2008. This decrease was the result of the combined effects of the following items:

•
Increased selling expenses: During the year ended December 31, 2009, our selling expenses amounted to approximately $0.2 million, an increase of $57,161 or approximately 41.3%, as compared to approximately $0.1 million during the fiscal year of 2008. During the year ended December 31, 2009, more product promotion efforts were made to acquire new customers and thus we incurred more business expenses compared to 2008. As a result, we obtained 18 new customers in 2009. We expect the amount of our selling and marketing expenses to increase in the near future as we plan to expand our sales and marketing personnel in connection with the expansion of business; however, we do not anticipate a significant increase in our selling and marketing expenses as a percentage of our total revenues in the near future.

•
Increased general and administrative expenses: During the year ended December 31, 2009, general and administrative expenses were approximately $0.7 million, an increase of approximately $0.1 million or approximately 25.5%, as compared to approximately $0.6 million for the fiscal year of 2008. The general and administrative expenses consisted mainly of salaries and related benefits to our employees, amortization and depreciation, travel and entertainment, professional fees, taxes and others. The increase was mainly the result of increased salaries and related benefits, amortization, and taxes. We expect that our general and administrative expenses will continue to increase as we plan to recruit additional professionals to accommodate our business growth. Such increased expenses will also resulted from the increased legal and auditing expenses related to compliance-related costs to support our future operations as a U.S. listed public company.

•
Decreased bad debt expenses: During the year ended December 31, 2009, bad debt expenses were $17,799, a decrease of $93,824 or approximately 84.1%, as compared to approximately $0.1 million for the fiscal year of 2008. In 2008, the bad debt expenses incurred from our failure to collect from two customers who suffered from the earthquake which occurred in Sichuan Province.

•
Decreased interest expense: During the year ended December 31, 2009, our interest expense was approximately $0.2 million, a decrease of approximately $0.2 million or approximately 49%, as compared to approximately $0.4 million for the year ended December 31, 2008. The decrease in interest expense was primarily attributable to the decrease in the outstanding balance under our bank loans in 2009 by approximately $1.5 million or approximately 43.3%.

Income from Operations

We reported income from operations of approximately $6.3 million during the year ended December 31, 2009, as compared to income from operations of approximately $5.6 million during the year ended December 31, 2008, an increase of approximately $0.7 million or approximately 12.3%.

Other income/expenses

During the year ended December 31, 2009, our total other income amounted to $23,190, an increase of $127,247, or approximately 122.3%, as compared to other expense of $104,057 during the year ended December 31, 2008. This change was primarily attributable to $169,147 of loss on disposal of fixed assets during 2008.

Income Taxes

During the year ended December 31, 2009, our income tax expense was approximately $1.6 million as compared to approximately $1.5 million during the year ended December 31, 2008.

Non-controlling Interest .

Our non-controlling interest was $0.6 million for the years ended December 31, 2008 and 2009. This change was primarily because our current shareholders, acquired the remaining 20% equity interest in Jinzheng in December 31 2009.

Net Income

As a result of the foregoing factors, our net income for the year ended December 31, 2009 was approximately $4 million, an increase of approximately $0.7 million or 19.9% as compared to net income of approximately $3.3 million during the year ended December 31, 2008. This translated to basic and diluted net income per common share of $1.96 and $1.96, respectively, for the year ended December 31, 2009 and $1.63 and $1.63, respectively, for the year ended December 31, 2008.

Other Comprehensive Income

The functional currency of our subsidiary and affiliate operating in the PRC is the RMB. The financial statements of our subsidiary and affiliate are translated into U.S. dollars using year-end rates of exchange for assets and liabilities, and average rates of exchange (for the year) for revenues, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the combined statements of operations. As a result of these translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $24,921 for the year ended December 31, 2009, as compared to $426,821 for the fiscal year of 2008. This non-cash gain increased our reported comprehensive income.

Comprehensive Income

As a result of our foreign currency translation gains, our comprehensive income during the year ended December 31, 2009 was approximately $4.8 million, compared to approximately $4.5 million for the year ended December 31, 2008.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from our operations and short-term bank borrowings. As of September 30, 2010, we had approximately $6.2 million in cash and cash equivalents. Although we combined the results of Jinzheng, our VIE, in our consolidated financial statements for the nine months ended September 30, 2010, we can only receive cash payments from Jinzheng pursuant to our contractual arrangements with Jinzheng and Jinzheng Stockholders. Pursuant to the Exclusive Technical Consulting Service Agreement between Beijing CMJM and Jinzheng, Beijing CMJM has the exclusive right to provide business consulting and related services in connection with the new management platform, business development and operation, and training of technical and managerial personnel for Jinzheng (the “Services”). Under this agreement, Beijing CMJM owns the intellectual property rights arising from the performance of the Services, including, but not limited to, copyrights, patents, know-how and commercial secrets, whether developed by Beijing CMJM or Jinzheng. Pursuant to this agreement, Jinzheng is obligated to pay 85% of its annual net profit to Beijing CMJM on a semi-annual basis as a consulting service fee. These payments are made through a dividend from Jinzheng to Beijing CMJM.

As of September 30, 2010, we had $1.9 million outstanding in borrowings under our short-term bank loans, which amount bore a weighted-average interest rate of 6.195% per annum.

These short-term bank loans have terms of twelve months, and expire at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. These loans were guaranteed by Shouguang Desheng Steel Construction Equipment Installation Co., Ltd. and Shandong Haihui Group Co., Ltd. We also guaranteed bank loans for each of our guarantors as reciprocation for their guarantee of our loans. Mutual guarantee for bank loans is a common business practice in China.

We believe that our current levels of cash, cash flows from operations and bank borrowings, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any future issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us, if at all.

The following table shows our cash flow with respect to operating activities, investing activities and financial activities for each of the periods indicated:

	Nine Months Ended September 30,		Year ended December 31,
	2010	2009	2009	2008
	USD	USD	USD	USD
Net cash provided by operating activities	3,211,816	3,267,410	6,576,992	2,892,783
Net cash used in investing activities	(302,153)	(2,344,255)	(4,235,306)	(743,995)
Net cash provided by (used in) financing activities	675,472	(1,598,580)	(1,523,668)	(2,019,461)
Net changes in cash and cash equivalents	3,585,135	(675,425)	818,018	129,327
Effect on change of exchange rate	119,414	3,362	4,720	101,952
Cash and cash equivalents, beginning	2,543,095	1,720,357	1,720,357	1,489,078
Cash and cash equivalents, ending	6,247,644	1,048,294	2,543,095	1,720,357

Operating Activities

Net cash provided by operating activities amounted to $6.6 million during the year ended December 31, 2009, compared to $2.9 million during the year ended December 31, 2008. The change was primarily attributable to our growing business as we increased our net revenue by $3.4 million from $33.4 million in 2008 to $36.8 million in 2009. In addition, our collection of accounts receivable increased by approximately $2.6 million from $18.4 million in 2008 to $21 million in 2009.

Net cash provided by operating activities amounted to $3,2 million during the nine months ended September 30, 2010, compared to $3.3 million during the nine months ended September 30, 2009. The change was primarily attributable to expenditures related to this offering, including but not limited to payment for auditing, legal and other professional services and collection of accounts receivable and other receivable.

Investing Activities

Net cash used in investing activities amounted to $4.2 million in 2009, mainly as a result of our purchases of a land use right for $3.3 million and construction of the new bio-gas and feed facility for $0.9 million. The land use right we purchased enables us have a fifty-year use right over two pieces of land with total area of approximately 126,000 square meters. To fulfill our expansion plan, we plan to expand supporting facilities, such as our breeder farm, hatchery, and feed production facilities. In addition, if we choose to construct a new factory, we might use our current land resources.

Net cash used in investing activities in 2008 amounted to $0.7 million, mainly as a result of the purchase of an employee dormitory and office building.

Net cash used in investing activities amounted to $2.3 million in nine months ended September 30, 2009, mainly as a result of our purchases of a land use right for $1.4 million and construction of the new bio-gas and feed facility for $0.9 million.

Financing Activities

Net cash used in financing activities amounted to $1.5 million in 2009, mainly as a result of (1) the repayment of $3.4 million of our short-term bank loans, partially offset by proceeds of $1.9 million from additional short-term bank loans, and (2) the payment of a dividend of $0.2 million by Jinzheng in 2009.

Net cash used in financing activities amounted to $2 million in 2008, mainly as a result of (1) the repayment of $3.4 million of our short-term bank loans, partially offset by proceeds of $3.3 million from additional short-term bank loans, and (2) the payment of a dividend of $1.8 million by Jinzheng in 2008.

Net cash provided by financing activities amounted to $0.7 million in the nine months ended September 30, 2010, mianly as a result of (1) $0.4 million proceeds received for the issuance of our common stock of 30,457 shares to Blue Net Group Limited, and (2) $0.3 million repayment received from Jintai.

Net cash used in financing activities amounted to $1.6 million in the nine months ended September 30, 2009, mainly as a result of (1) the repayment of $1.4 million of our short-term bank loans, partially offset by proceeds of $0.07 million from loans to related parties and (2) the payment of a dividend during nine months ended September 30, 2010.

Capital Expenditures

We had capital expenditures of $4.2 million, $0.7 million and $0.3 million for the years ended December 31, 2009 and 2008, and the nine months ended September 30, 2010, respectively. Our capital expenditures were made primarily for the construction of our production facilities, obtaining land use rights and the purchases of property, plant and equipment. Our capital expenditures have been primarily funded by net cash generated from our operating activities and cash provided by financing activities. We expect our capital expenditures in 2010 to primarily consist of the purchases of property, plant and equipment and construction of a production facility. We expect to fund these capital expenditures by cash generated from operating and financing activities as well as net proceeds from this offering.

Contractual Obligations

We have no material contractual obligations.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

We entered into certain financial guarantees to guarantee the payment obligations of a third party as described in the following table. As of September 30, 2010, we guaranteed the following outstanding bank loans:

Guaranteed Third Party Loans	Maturity Date	Loan Amount

Shouguang Desheng Steel Construction Equipment Installation Co., Ltd	March 26, 2011	$597,184
Shouguang Desheng Steel Construction Equipment Installation Co., Ltd	June 17, 2011	447,888
Shandong Yilong Textile Co., Ltd	April 22, 2011	298,592
Shandong Haihui Group Co., Ltd	April 2, 2011	746,480
Shandong Haihui Group Co., Ltd	June 20, 2011	522,536
Total loans outstanding on September 30, 2010		$2,612,680

All the bank loans we guaranteed as of September 30, 2009 have been repaid in full upon their respective due dates.

Pursuant to the guarantees entered into among with the borrower, the banks and Jinzheng, Jinzheng is obligated to repay the respective loan to the banks if the borrower fails to repay the indebtedness including accrued interest to the banks within two years after the due date of the loans.

The borrowers are unrelated parties that have reciprocally guaranteed our bank loans. Mutual guarantee for bank loans is a common business practice in China. Since the each borrower has not defaulted in its payment obligations and each appears to have solid financial position, we do not anticipate recognizing any liabilities pursuant to these guarantees.

Recent Accounting Pronouncements

In September 2006, FASB issued Accounting Standards Codification (“ASC”) 820 (prior authoritative literature: SFAS No. 157, “Fair Value Measurements”) which defines fair value, establishes a market-based framework or hierarchy for measuring fair value and expands disclosures about fair value measurements. This guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. It does not expand or require any new fair value measures; however the application of this statement may change current practice. The Company adopted this guidance for financial assets and liabilities effective on January 1, 2008 and for non-financial assets and liabilities effective on January 1, 2009. The adoption did not have a material effect on the Company’s financial condition, results of operations, or cash flows.

In December 2007, FASB issued FASB ASC 805 (prior authoritative literature: SFAS No. 141(R), “Business Combinations”) and FASB ASC 810-10-65 (prior authoritative literature: SFAS No. 160, “Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51”). These new standards will significantly change the accounting for and reporting of business combinations and non-controlling (minority) interests in consolidated financial statements. FASB ASC 805 and FASB ASC 810-10-65 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. The adoption of FASB ASC 805 and FASB ASC 810-10-65 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”).  SAB 110 permits companies to continue to use the simplified method, under certain circumstances, in estimating the expected term of “plain vanilla” options beyond December 31, 2007.  SAB 110 updates guidance provided in SAB 107 that previously stated that the Staff would not expect a company to use the simplified method for share option grants after December 31, 2007.  Adoption of SAB 110 did not have a material impact on the Company’s financial statements.

In March 2008, FASB issued FASB ASC 815-10 (prior authoritative literature:  SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”). FASB ASC 815-10 requires enhanced disclosures about an entity’s derivative and hedging activities. FASB ASC 815-10 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early application encouraged. As such, the Company was required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The adoption of ASC 815-10 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In May 2008, FASB issued FASB ASC 944 (prior authoritative literature:  SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60”). FASB ASC 944 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that Statement. FASB ASC 944 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years.  The Company adopted these provisions for the fiscal year ended December 31, 2009. The adoption of issued FASB ASC 944 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In May 2009, FASB issued FASB ASC 855-10 (prior authoritative literature:  SFAS No. 165, “Subsequent Events”). FASB ASC 855-10 establishes principles and requirements for the reporting of events or transactions that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855-10 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The Company adopted these provisions for the fiscal year ended December 31, 2009. Adoption of ASC 855-10 did not have a material effect on the Company’s financial statements.

In June 2009, FASB issued FASB ASC 105-10 (prior authoritative literature:  SFAS No. 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”).  FASB ASC 105-10 establishes the FASB Accounting Standards Codification TM (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. FASB ASC 105-10 is effective for financial statements issued for fiscal years and interim periods ending after September 15, 2009.  The Company adopted these provisions for the fiscal year ended December 31, 2009. Adoption of FASB ASC 105-10 did not have a material effect on the Company’s financial statements.

In February 2010, FASB issued Accounting Standard Update (“ASU”) 2010-09 Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 removes the requirement for an SEC filer to disclose a date in both issued and revised financial statements.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. Adoption of ASU 2010-09 did not have a material effect on the Company’s financial statements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

INDUSTRY OVERVIEW

China Meat-Duck Industry

According to the statistics from Food and Agriculture Organization of the United Nations or the FAO, the breeding stock of duck worldwide was 1,046 million in 2005, among which Asia had 931 million breeding stock, accounting for 89% of the world total. In Asia, raising ducks for meat is mainly practiced in countries like China, Vietnam, Thailand, Indonesia, and India.

China is the largest duck producer in the world.  In 2009, the number of ducks on hand was 1,096 million and the number of ducks sold from farm was 352 million (including 206 million Cherry Valley ducks). The number of ducks on hand in China in 2009 accounted for 67.3% of the total amount in the world. The number of ducks slaughtered in China in 2009 accounted for 74.7% of the total amount in the world. China’s output of poultry meats amounted to approximately 7.9 million tons in the first half of 2008 with ducks accounting for approximately 1.2 million tons and a growth rate of 8.2%, compared to the same period in the previous year, according to China’s Ministry of Agriculture and as published by the China Animal Agriculture Association.

Poultry consumption, (including chicken and duck), has been increasing globally in recent years. According to the FAO, in the United States, poultry production (in tons) increased from 37.6% of all meat in 1990 to 45.5% in 2009. At the same time, beef production’s share declined from 36.5% to 28.6%, while pork production showed little difference with a 24.3% share in 1990 compared to a 25.1% share in 2009. In comparison, China’s poultry production in 2009 stood at 21.0% of all meat, less than half of the US average and indicating substantial potential for further growth.

Global production figures show a similar trend to the United States with poultry production increasing at a higher rate than other meat. Acording to FAO, poultry production grew by 123.0% between 1990 and 2009, compared with 51.7% for pork and 17.8% for beef. Over the last five years, the growth in poultry production also outpaced other meat, growing by 17.8% compared with 9.7% for pork and 6.7% for beef.

According to the FAO, in China, poultry’s share of meat production has risen significantly over the last 2 decades, growing from 12.3% in 1990 to 21.0% in 2009. At the same time, Duck’s share of all meat production increased from 2.0% to 3.4%.

According to the FAO, duck meat production in China has also been growing at a faster pace than other major meat groups over the last 10 years. Duck meat production increased from 1.87 million tons in 1999 to 2.66 million tons in 2009, a compound annual growth rate, or CAGR of 3.6% which compares to a CAGR of 3.4% for chicken, 2.3% for pork and 2.4% for beef over the same period. Duck meat production’s growth rate has been even higher over the last five years, going from 1.95 million tons in 2004 to 2.66 million tons in 2009, a CAGR of 6.4% compared to CAGR of 3.8% for chicken, 2.3% for pork and 2.7% for beef over the same period.

The following table shows meat production statistics in China for 1990 and 1999- 2009:

	Meat Production in China (in million tons)
	1990	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

Pig Meat	24.02	39.90	40.75	41.65	42.32	43.43	44.48	46.62	47.59	43.93	47.19	49.88
Beef and Buffalo Meat	1.30	5.08	5.16	5.11	5.24	5.45	5.62	5.70	5.79	6.15	6.15	6.43
Chicken Meat	2.66	8.17	9.06	8.85	9.17	9.45	9.48	9.97	10.16	10.62	11.05	11.44
Duck Meat	0.60	1.87	1.87	1.91	1.85	1.92	1.95	2.15	2.18	2.33	2.52	2.66
Total Poultry Meat	3.74	11.76	12.69	12.52	12.73	13.14	13.24	14.06	14.29	15.04	15.81	16.44
Total Meat	30.42	60.10	62.11	62.99	64.23	66.26	67.91	71.19	72.69	70.42	74.51	78.21

Source: Food and Agriculture Organization of the United Nations.

According to Zero Power Intelligence Co. Ltd., a consulting firm engaged by the Company, with approximately 67% of world duck population, China has the largest stock of domestic ducks in the world.  The total poultry meat output in China will reach 16 million tons in 2010, and duck meat output will reach 3.2 million tons, an equivalent of 20% of the total output. Duck meat output is expected to rise to approximately 3.53 million tons in 2012 and 5.16 million tons in 2015. In addition to the traditional duck meat products, the product portfolio is expected to expand to include duck neck, duck liver, duck feet, and duck down, which is expected to help provide higher profit margins.

Zheng Hui is expected to benefit from the following trends: 1) Chinese consumers have been eating more meat, including more duck; 2) duck meat consumption in China has been increasing faster than other major meat groups (pork, beef, and chicken); and 3) duck’s share of total meat consumption has been growing. We expect these trends to continue as China becomes more prosperous, living standards continue to improve, the middle class continues to grow and consumers turn to healthier diets which generally favors poultry over beef and pork.

Cherry Valley Duck

China enjoys a very long history of breeding and farming ducks. From early 1980s to mid 1980s, meat duck farming has penetrated many major cities in China, doubling the total meat output within merely five years. Cherry Valley Duck is physically larger and heavier, but also matures fast relative to most other duck breeds. It can grow up to 2.5 kilos within 5 weeks after birth, and up to 3.3 kilos in another 2 weeks. It generally becomes ready for market at 40 days old, and reaches sexual maturity at 26 weeks old. A mature duck can lay 210-220 eggs per year, each of which weighs 90 grams. It also has a higher proportion of lean meat and breast meat. Its eviscerated percentage is 72.55%, which is eviscerated weight divided by its pre-slaughter live weight multiplied by100%, and its feed conversion is 2.45:1 to 2.5:1, meaning that every 2.45-to-2.5 kilos of feed can result in one kilo of weight gain. When compared with Muscovy Duck and Gouyu Duck, two other popular duck breeds in China, Cherry Valley Duck has significantly higher body weight, breast meat weight, breast meat proportion, and eviscerated percentage. Moreover, it is more resistant to diseases and better at adapting to local environment, making it suitable for farming in both Northern and Southern China.

Because of its physical characteristics, Cherry Valley Ducks has become the most widely spread type of meat-duck in China, winning over 50% of the entire market share. In Guangdong Province, Cherry Valley Duck accounts for over 70% of its total meat duck stock.

BUSINESS

Overview

We are engaged in hatching “Cherry Valley” duck and producing, processing, marketing and distributing frozen processed duck, duck feed, and other duck-related products in the PRC. We sell frozen duck, in whole or cut-up form, to wholesalers, food processing companies and distributors in fifteen Chinese provinces including the cities of Beijing, Shanghai, Tianjin, and Chongqing. Our objective is to establish ourselves as a leading producer and distributor of ducks and duck products in the PRC.

Through years of experience and operation we believe that we have developed a highly effective vertically-integrated supply chain that we describe as a “Company-Base-Farmer” business model. Under our model, we raise breeder ducks and hatch ducklings in our own facilities and then the sell ducklings to our network of approximately 400 contracted farmers. We repurchase the adult commercial ducks that meet our criteria from our contracted farmers, then process, freeze, and store the ducks and duck products in our own facilities. To assist in the ducks’ growth, we also produce and sell duck feed to our contracted farmers through feed brokers.

Although the raw material cost of the duck feed can be volatile for a duck raising company, by leveraging our  relationships with our suppliers, contracted farmers and customers and our vertically-integrated model, we have generated substantial revenue and simultaneously reduced the volatility.

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008
	USD	USD	USD	USD

Net revenue	30,063,212	25,171,582	36,757,703	33,354,5 35
Cost of sales	24,917,180	20,098,775	29,299,988	26,501,070
Gross profit	5,146,032	5,072,807	7,457,715	6,853,465
Gross profit ratio	17.1%	20.2%	20.3%	20.6%
Net income	2,906,705	3,146,931	4,730,350	4,083,502

In addition, our operating model transfers most of the risk involved in the duck production process to our farmers and feed brokers, therefore insulating us from over-production and missed market opportunities. We generally limit the term of our sales contracts to 30 days.  In order to avoid over-production, we maintain inventory of frozen duck products at a low level and base our production and sales to farmers of ducklings upon the quantity of contracts or sales orders we receive.  In addition, due to the short 30-day operating cycle, we can easily adjust our production based on market demand, preferences and other fluctuations and variables.

Our major product is frozen, lean-meat “Cherry Valley” duck, which was developed from the traditional Peking or Beijing ducks by Cherry Valley Farm, a United Kingdom (“UK”) company.  Our product is the third generation of Cherry Valley species introduced from the UK, which we purchase from their authorized distributor in China. According to the China Animal Agriculture Association, Cherry Valley ducks have the following general characteristics relative to other ducks: (1) higher growth rate; (2) higher conversion rate of feed, that is, with the same amount of feed, the duck will provide more meat; (3) higher rate of lean meat; (4) stronger disease immunity; and (5) greater ability to be cultivated in different geographical regions. Also, Cherry Valley ducks have less fat content. According to a report from January 2011 in the Meat Trade News Daily in the UK, a traditional Peking duck will have a fat level in excess of 35%, whereas a Cherry Valley duck will have a fat level of less than 27%.

We have an abundant supply of breeder ducks and the ability to process approximately 25,000 ducks a day. In addition to revenues generated from the sale of processed duck products, we also generate revenues from the sales of ducklings and duck feed to our contracted farmers and duck feathers to a domestic feather processing manufacturer in China. One of our main growth strategies is to expand our production capacity of processed duck by either acquiring or constructing an additional facility. Such additional facility will have additional cold storage, slaughter facilities, feather-removing workshops, processing plants, a warehouse, and other buildings and workspaces necessary to grow our business. By acquiring or constructing an additional facility, we expect to increase our capacity from approximately 25,000 ducks per day to approximately 80,000 ducks per day. In addition to the increase of our duck production capacity, we also expect to increase the production of our ducklings, duck feed and duck feathers. Specifically, we expect to increase the number of breeder ducks raised in our breeder duck farm from 50,000 heads to 100,000 heads annually which would lay on average 80,000 eggs per day, purchase approximately 120 additional sets of hatchery machines to increase our duckling hatching capacity from 8.5 million heads to 20 million heads annually, and build an additional feed production facility to increase our feed production capacity from approximately 50,000 tons to 80,000 tons annually. As we process more ducks, we expect our feather production output to also increase. Further, as we expand, we intend to hire additional personnel for sales, feed production, processing production feather production, hatching, breeding and administrative functions.

To expand our production capacity to approximately 80,000 ducks per day, we will need more contracted farmers to fulfill the capacity. We believe we have abundant access to local poultry farmers in Shandong Province to accommodate our growth, because according to the municipal government statistics by Shouguang City there are approximately 970,000 farmers in the city. We also expect we will need approximately 42,000 tons of corn and 12,000 tons of soybean meal in addition to our current supplies. According to Chinese official statistics, the corn production of China in 2010 will be approximately 165 million tons, and therefore we believe we will have no difficulty in purchasing additional corn. Although we don’t have official information about domestic soybean meal production in 2010, we believe we will have no difficulty in purchasing additional 12,000 tons soybean meal. We believe such amounts under prevailing market prices will be available in the future as well. If the prevailing market prices for corn and soybean meal increase, we intend to pass on the price increases to our customers by raising our product prices to maintain our profit margins. There can be no assurance, however, that we will be able to pass any such price increases to our customers. We also need to expand our marketing and sales team and strengthen our marketing efforts to develop additional customers including the expansion to the rural duck consumers in three major areas such as Shanghai, Nanjing and Wuhan areas. We also intend to expand our sales to the supermarkets and grocery stores, which yield higher profit margins than sales to food processors. To help our existing contracted farmers to increase their production capacity, we would also need to expand our technical and administrative personnel to provide them sufficient technical and delivery services.

In order to maintain quality control and ensure compliance with applicable government regulations, we supervise and direct the use of veterinary medicine and vaccines to our contracted farmers.  We also have established and maintained standards so that our production facilities for the process of raising ducks and duckling hatching, producing duck feed, commercial duck processing, feather removal, partition processing, refrigeration and storage technologies meet all government regulations. We believe that these measures help us produce, what we believe to be, high quality ducks and duck products.

Market Opportunity

•
Compared to traditional Peking ducks, Cherry Valley ducks are leaner with less fat content according to the China Animal Agricultural Society and, based on the 206 million Cherry Valley ducks sold from farms in China in 2009 and our increased revenues during the past two years, have become popular. We expect this popularity to drive market demand for Cherry Valley ducks in China.

•
According to the CIA World Factbook, China’s population is estimated to have grown by approximately 0.7% in 2009 and is expected to grow further in future years. We expect duck consumption to increase with this population growth.

Our Competitive Strengths

We believe that we have the following competitive advantages:

•
Location: Our production facilities are located on 115,211 square meters in Shouguang City, Shandong Province, China. We believe Shandong Province is well situated logistically for distribution to all the main areas of duck consumption in China—Central, Beijing, Tianjin, Northeast, Northwest and the Yangtze River delta zone.  Shandong Province has historically had a moderate climate, has ample land for growth, an abundant supply of corn and other ingredients for our feed production, and thousands of local poultry farmers, which are all characteristics that will facilitate our duck production and growth. In addition, we have access to abundant supplies of corn and other feed ingredients locally, which lowers the cost of our feed production. Furthermore, thousands of local, experienced poultry-raising farmers are located in the same region as our facilities. Moreover, our operation is located in the transportation hub of Shandong Province, providing our customers across China with easy access to our facilities thus we believe significantly reducing the cost of transportation and logistics.

•
Vertically-Integrated Business Model: Our industrial chain is a vertically-integrated business model that integrates feed producing, hatchery, farming, slaughtering, cutting and processing, and wholesaling high volume duck production. Our company has built a breeder farm with 50,000 breeder ducks providing eggs for the hatchery of ducklings, a feed production facility producing feed for breeders and meat ducks, a hatchery facility providing 25,000 ducklings daily, a processing factory, and a long-term relationship with approximately 400 farmer families. The facilities arrangement and the vertically-integrated operation model have resulted in cost advantage while mitigating the price volatility of our raw material supply-feed and ducklings.

•
Cost: Our vertically-integrated business model, has reduced volatility of the costs of our raw materials, feed and ducklings. We also implemented a cost control strategy throughout the process, such as operating our facilities during the time of the day when electricity cost is the lowest. In addition, abundant access to our local supplies of corn and other feed ingredients assures the low cost for our feed production, which is a substantial cost component for our final frozen duck products.

•
Farmer Network: We have a broad base network of approximately 400 contracted farmers. This network allows us to scale our production in a very efficient manner. All contracts for production with farmers are 30 days, which allows our capacity to remain flexible.

•
Reputation: We have received eight industry awards or certifications in response to our contributions to the economic development in the Shandong Province, the development of duck product processing and the creation of job opportunities in the Shandong Province.  We believe these awards have helped us enhance our reputation in the poultry and duck production industry among suppliers, customers, farmers, banks, and relevant government authorities in the geographic areas of China where we operate. These awards and certifications include:  the Shandong Agricultural Industry Award for the key and leading enterprise (awarded by the Shandong provincial government in August 2005); the award for the Agricultural Industrial High-Integrity Service Enterprise (awarded by the Weifang Agricultural Bureau in September 2005);  and the contribution award for the leading agricultural enterprise (awarded by the Weifang municipal government in February 2006). These awards and certifications were given to us based on our industry performance and for meeting certain criteria set by different local area governments. While we did not undertake any competitive process in order to receive these awards or certifications, we believe these awards and certifications are only given to select companies in the agricultural and poultry industry that meet certain performance and other criteria.

•
Long-Term Relationships with Key Customers and Diversified Customer Base: We believe we have established strong business relationships with several key customers. Among our long-term customers, those with whom we have been doing business for at least five to eight years, Yurun Group, listed on the Hong Kong Stock Market, purchased nearly 5% of our duck production in 2009 making them our biggest customer of frozen duck products. Furthermore, our top ten long-term customers, including Yurun Group, purchased frozen duck products, in the aggregate, approximately 16% of our frozen duck production in 2009. Given the lack of high concentration of sales to our largest customers, we are not overly dependent on any one customer.

•
Epidemic Prevention and Quality Control: We supervise the operation of our base farm and undertake various measures in order to maintain quality control and prevent the spread of disease. Among other things, we monitor the sanitation at the hatcheries, the quality and purity of our feed ingredients and feed, the health of our breeder flocks and ducklings, the conditions of our facilities and the quality of our finished products. We conduct on-site quality control activities at each of the processing plants and the prepared-duck plant. Our technician team visits farmers on a regular basis, supervising and providing assistance in the use of veterinary medicine vaccines by our contracted farmers. Contracted farmers are required to sanitize and clean their duck habitats completely between rounds of raising ducks. In addition, we have adopted various measures to assure the quality of the ducks we repurchase from the farmers, including providing our farmers with our on-site hatched ducklings, self-produced feed, technical support throughout the duck raising period, and the supervision and direction regarding the use of veterinary medicine.

Our Growth Strategies. Our primary objectives are to capitalize on current market opportunities and build on our competitive strengths to enhance our position as a leader in the duck industry.

•
Enhance Sales and Marketing: We  expect to focus on channels through food processors and distributors while seeking opportunities to enter the rural markets of Shanghai, Nanjing and Wuhan. We intend to explore new selling channels such as supermarkets and groceries. We plan to expand our sales and marketing team and develop a network of distributors and we also intend to hire additional sales staff in order to strengthen our existing relationships with food processors and develop new relationships, including with supermarkets and grocery stores both locally and in selected national markets in China. Meanwhile, we will also look to enter into agreements with distributors active in the rural markets of Shanghai, Nanjing, and Wuhan to distribute our products there.

•
Expand Geographic Presence: We intend to expand the sales of our frozen duck products geographically. We continue to focus on our markets including those in the Shanghai, Nanjing and Wuhan areas. By establishing and strengthening business relationships with food processing customers, supermarkets, restaurants, and the individual distributors in the areas and expanding our market share in the rural areas of these markets, we believe we will be able to increase our sales. In addition, we plan to strengthen our sales and marketing efforts by expanding our sales team.

•
Expand Production Capacity: We intend to expand the production capacity from the current daily capacity of processing 25,000 heads to 80,000 heads through the related expansion of the feed production facility, hatchery, and breeder farm. Specifically, we expect to increase our breeder from duck purchase from 50,000 heads to 100,000 heads and maintain that level, purchase approximately 120 additional sets of hatchery machines to increase our duckling production capacity from 8.5 million heads to 20 million heads annually, and build an additional feed production facility to increase our feed production capacity from 50,000 tons to 80,000 tons annually. We also intend to hire additional personnel for sales, feed production, processing production, feather production, hatchery, breeder farm, and administrative functions.

•
Strengthen Our Farmer Network: To strengthen our farmer network, we intend to help our existing farmers expand their production and to continue adding additional contracted farmers to the system. Specifically, we intend to help existing farmers reduce the cost of raising ducks by providing them additional technical support to assure a high survival rate, and offering duckling delivery services and commercial adult duck pick up services. We intend to offer competitive prices for such services, which we believe will allow our contracted farmers to be more profitable. In addition, as we expand our production capacity, we believe we could easily find available farmers within Shandong Province to work with.

•
Increase Our Customer Base: By strengthening our relationships with key customers and diversifying our customer base, we plan to increase our product share in the market in which we operate. We intend to attract more customers by providing an diversified product mix and adding new varieties of the Bai Tiao products and duck part products.

•
Improve Profit Margins: In 2009, 98.55% of our frozen duck products were sold through our own sales personnel to food processors and only 1.45% of our products were sold through individual distributors to local supermarkets. The profit margins for the sales to the supermarkets and grocery stores are significantly higher than the sales to food processors. We plan to expand our sales to supermarkets as well as grocery stores through our own salespersons and distributors and we expect such change in our sales strategy will help increase our profit margins.

Products

We have produced a wide range of processed frozen duck products that allows us to take advantage of certain marketing opportunities. Specifically, we market a full range of duck and duck industry products, including the following:

•
Duck Meat Products: Our main frozen duck related products consist of Bai Tiao, which is duck sold in whole, and duck parts and organs, such as wings, chests, legs, flippers, gizzard, and other duck parts. Bai Tiao is our main product, accounting for 30% of total revenue in 2009 compared to 38% in 2008. Duck parts are new products which accounted for 11.7% of total revenue in 2009 compared to 0% in 2008.

•
Duckling Products: We have 60 automatic hatchery machines and we are capable of producing approximately 25,000 ducklings per day and we expect to be able to produce approximately 80,000 ducklings per day after our production expansion plan is implemented. We sell the ducklings to our contracted farmers to raise the ducklings for approximately 30 days. We then repurchase the adult ducks back from the contracted farmers.

•
Duck Feed Products: We produce two different categories of duck feed for breeding ducks and commercial ducks. Each category has three types of feed corresponding to the three development stages of the ducks. We have the capacity to produce approximately 50,000 tons of finished feed annually under current configurations, and we expect to expand our capacity to 80,000 tons per year after our production expansion plan is implemented.

•
Duck Feather Products: We shave and collect the duck feathers, dry them, and sell them to a domestic feather processing manufacturer in China. We only sell duck feathers to one customer under a one-year contract renewable each year for four years. The revenue from duck feathers accounted for approximately 6% of our total revenue in 2009. If this customer becomes unavailable, we believe we can find alternate garment manufacturers.

The following table sets forth, for the periods indicated, the contribution, as a percentage of net sales dollars, of each of our major product lines.

	Nine Months Ended		Nine Months Ended		Year Ended		Year Ended
	September 30, 2010		September 30, 2009		December 31, 2009		December 31, 2008
	USD		USD		USD		USD

Frozen duck products	16,195,201	54%	13,131,819	52%	20,241,941	55%	16,735,538	50%
Ducklings	3,602,815	12%	3,640,218	14%	4,993,530	14%	4,807,239	14%
Duck feed	8,351,522	28%	6,572,511	26%	8,894,336	24%	9,586,643	29%
Other revenues (Feather)	2,042,364	7%	1,833,512	7%	2,663,688	7%	2,252,532	7%
Total net revenues	30,191,902	100%	25,178,060	100%	36,793,495	100%	33,381,952	100%

Market Segments and Pricing

The following table sets forth our general market segments and the daily capacity at full capacity expressed in number of heads processed.

Market Segment	Capacity Per Day
Processed Duck	25,000
Duckling	25,000
Duck Feed (tons)	137

Generally, we price many of our duck products based upon knowledge of current market prices and calculation of our production cost and desired margins. Consistent with the industry, our profitability is impacted by such market prices which may fluctuate substantially and exhibit cyclical and seasonal characteristics. We will adjust base prices depending upon value added, volume, product mix and other factors. While base prices may change weekly and daily, our adjustment is generally negotiated from time to time with our customers.

Sales and Marketing

We sell our frozen duck products primarily through the efforts of our sales team consisting of six persons. We sell to food processors principally located in fifteen Chinese provinces including the major cities of Beijing, Shanghai, Tianjin, and Chongqing. We also have three brokers who are responsible for selling one to two percent of our frozen duck products. For the frozen duck products, the customers usually arrange for picking up their purchases at our processing facilities and assume the transportation risk. Altogether, we have approximately 70 customers. This wide range of customers, together with our product mix, provides us with flexibility in responding to changing market conditions in our effort to maximize profits. This flexibility also assists us in our efforts to reduce our exposure to market volatility order in advance, although our ability to do so is limited.

Our employees sell and distribute our ducklings directly to the contracted farmers. Contracted farmers are required to raise only our ducklings and use our feed. By contract we are required to repurchase from the contracted farmers the adult ducks which satisfy our selection standards.

Sales and distribution of our duck feed are sold through approximately thirteen independent feed brokers. Pursuant to the arrangements between us and the independent feed brokers, we recognize revenues upon the delivery of the feed to the independent feed brokers. The independent feed brokers then resell the feed to the contracted farmers with the payments being made at the time of our repurchase of ducks from the contracted farmers. We have no further obligations to the independent feed brokers.  The independent feed brokers undertake the risk should the contracted farmers fail to pay them.

The independent feed brokers have to assume the risk should the farmers fail to pay, not us. As for the ducklings and feed, we use our employees and leased trucks to provide transport to the contracted farmer’s farm of each contracted farmer.

Yurun Group, which is listed on the Hong Kong Stock Market, purchased nearly 5% of our frozen duck production in 2009 making them our biggest customer of frozen duck products. Our top ten long-term customers, including Yurun Group, purchased frozen duck products, in the aggregate, approximately 16% of our frozen duck production in 2009. We do not believe the loss of any single customer would have a material adverse effect on us because we could sell duck or duck products earmarked for any single customer at market prices to others.

We expect to focus on channels through food processors and distributors while seeking opportunities to enter the rural markets of Shanghai, Nanjing, and Wuhan. We intend to explore new selling channels such as supermarkets and groceries. We plan to expand our sales and marketing team and develop a network of distributors and we also intend to hire additional sales staff in order to strengthen our existing relationships with food processors and develop new relationships, including with supermarkets and grocery stores both locally and in selected national markets in China. Meanwhile, we will also look to enter into agreements with distributors active in the rural markets of Shanghai, Nanjing, and Wuhan to distribute our products there.

Production and Facilities

General

We are a vertically-integrated producer of frozen duck products, which includes breeding, duck raising, egg laying, hatching, duck meat processing and packaging of the products.

The “Company-Base-Farmers” model of producing duck products can be reflected in the following chart:

Grandparent Breeder Farm (our supplier) ê
Parent Breeder Farm (our base farm) ê
Commercial Line (contracted farmers) Production volume Raised for approximately 28 days – 35 days ê
Selection by Jinzheng and repurchase ê
Our processing facilities ê
Duck meat distributors ê
Market ê
Consumers

Purchase of Breeding Ducks

We purchase all the breeder flocks from Weifang Legang Food Co., Ltd. and we raise them in our own farms for the production of hatching eggs. Our breeder flocks are acquired as one-day old ducks (known as ducklings) from this primary breeding company that has a division specializing in the production of Cherry Valley breeder stock. We purchase on a yearly basis the ducklings in proportion of approximately one male to four female ducks with a cost of approximately $204 (1,430 RMB) for each combination (30 males and 110 females). To date, we had approximately 50,000 breeding ducks being raised in our facility. Prior to the year of 2010, we did not have a sales agreement with this breeder duck supplier. In March 2010, we entered into a one time sales contract with this supplier by which this supplier shall provide us with 320 units of breeder ducks.

Raising and Hatching

The breeding ducks start to lay eggs in 6 months. They attain a maximum ability to lay eggs in 10 months and can be maintained at that level for one year. Therefore, after the total of 22 months, the breeding ducks will be either sold to farmers or disposed. 1,000 female ducks can produce approximately 950 eggs per day and the selection rate is approximately 90%. We sell the unused eggs to other farmers.

We own and operate one hatchery facility where eggs are incubated. We have 60 automatic hatchery machines and we are capable of hatching an aggregate of approximately 25,000 ducklings per day. The hatchery rate of eggs is 99%. After our expansion plan is implemented, we will be able to increase that capacity to 80,000 ducklings per day.

On the day after the eggs are hatched, employees transport the ducklings to the contractual farmers using our leased trucks.

Process Flow of Merchandise Duckling Incubation

Brooding and Rearing period:	Brooding period (1-4 weeks old), rearing period (5-22 weeks old)
Egg Producing:	The breeding ducks in the egg producing period are bred as required by the management of breeding ducks during the egg producing period
Egg Inspection and Disinfection:	The fetching eggs collected are transported to the incubation workshop promptly and strictly selected; the selected hatching eggs are disinfected prior to incubation or storage
Incubation:	Incubation is carried out in accordance with the requirements for the incubation of hatching eggs
Hatching:	Transported to the hatchery on and after 26 days and hatched on and after the 28 th day
Sale of Ducklings:	The ducklings are distinguished and selected after hatching.

Grow-out in Contracted Farmers

We have approximately 400 contracted farmers to raise ducks in surrounding areas with a radius of 10 kilometers to our base farm and processing facilities. We have approximately 10 technician employees designated to help the farmers and direct the vaccination and feeding of the ducks periodically, to ensure quality control. We repurchase from the farm owners after 28 to 35 days the adult ducks which meet our quality criteria. Our contracted farmers have the ability to raise 9 million ducks per year. To ensure the quality of duck meat, our base farmers are required to use only our feed and raise only the ducks we provide.

We provide ducklings in six to eight rounds per year and undergo sanitation and cleaning between rounds. All the contracts with the farmers are short term, but we have worked with many of these farmers for years. We also believe that the Shandong Province provides abundant access to farmers to help raise the ducks.

Feed Production

An important factor in the grow-out of ducks is the rate at which ducks convert feed into body weight. We produce our own duck feed and purchase on the open market the primary feed ingredients, including corn and soybean meal, which historically have been the largest cost components of our total feed costs.

To diversify our products, we sell the feed through our feed brokers to our contracted farmers for profit. The feed brokers sell to the farmers on credit and the brokers are paid upon our repurchase of adult ducks from the farmers.  We have approximately 13 feed brokers and none of them account for greater than 10% of our revenue.

Feed grains are commodities subject to volatile price changes caused by weather, size of harvest, transportation and storage costs, demand and the agricultural and energy policies of the Chinese government. Generally, we purchase our corn and other feed supplies at current prices from suppliers and, to a limited extent, directly from farmers. Feed grains are available from an adequate number of sources. The process for such production is reflected in the chart below.

Although the raw material cost of the duck feed an be volatile for a duck raising company, by leveraging our well established relationships and the vertically-integrated model, we have generated substantial revenue and simultaneously reduced the volatility and lowered our cost compared to our competitors. In addition, our operation model distributes most of the risk involved in the duck production process among our farmers and feed brokers. We generally limit the term of our sales contracts to 30 days. In order to avoid over-production, we maintain inventory of frozen duck products at a low level and base our production and sales to farmers of ducklings upon the quantity of contracts and sales orders we receive. In addition, due to the short 30-day operation cycle we can easily adjust our production based on market demand, preferences and other fluctuations and variables.

Process Flow of Feed Processing

Inspection and acceptance:	Collect raw materials from qualified suppliers, and inspect pursuant to quality standards.
Cleanup and storage:	Remove impurity substances from the raw materials, and transport the raw materials after treatment to different feed bins for production.
Addition and mix:	Add ingredients as required by the composition of the feed, and mix them up fully.
Granulation:	Harden and temper the mixed raw materials, and make into granulated feed.
Packaging and stocking:	The finished products will be packaged and stocked for sale after inspection and acceptance.

Processing of Frozen Ducks

Once the adult ducks reach a processing weight in 28 to 33 days, we repurchase from the farmers the ducks which meet our quality criteria. The repurchase rate is approximately 99%. We pick up the ducks from each farmer and transport them to our processing plants, which is usually within 10 kilometers.

Our processing plant uses modern, highly automated equipment to process and package the ducks. Our processing plant operates one processing line on a double shift basis and processes approximately 160,000 ducks per week.

Process Flow of Duck Product Processing

Living Stocks:	Repurchase living ducks from our signed raising households and quarantine such living ducks in order to ensure the conformity with our quality standards.
Slaughter:	Slaughtering process.
Processing, Weighting and Classification:
In accordance with the production and processing plan, select, split and classify the segmented ducks, whole ducks and by-products on basis of their respective operation instruction. Weigh and classify the duck after processing and treatment, and then finish package as required by the products.

Fast Freezing and Refrigeration of Fresh Meat:	The well-packaged products will be quickly frozen in one room and the finished products after inspection and acceptance will be transported to separate iceboxes for storage.
Distribution and Sale:
The sale and transportation of products shall be in insulated vans, such vans shall be in compliance with the requirements for the sanitary insulation of frozen products. If customers pick up the frozen products at our plant ,they bear the risk of transportation; if we deliver to customers’ location, we bear the risk of transportation.

Business Changes Upon Expansion

We plan to expand our daily processing capacity from 25,000 heads to 80,000 heads daily. To fulfill this goal, we will either acquire an existing factory or build one by ourselves on the land we already purchased. We also intend to expand our other facilities to maintain our vertically-integrated supply chain. Specifically, we expect to increase the number of breeder ducks raised in our breeder duck farm from 50,000 heads to 100,000 heads annually, purchase approximately 120 additional sets of hatchery machines to increase our duckling production capacity from 8.5 million heads to 20 million heads annually, and build an additional feed production facility to increase our feed production capacity from approximately 50,000 tons to 80,000 tons annually. As we process more ducks, we expect our feather production output to also increase. Further, as we expand, we intend to hire additional personnel for sales, feed production, processing production, feather production, hatching, breeding and administrative functions.

To expand our production capacity to approximately 80,000 ducks per day, we will need more contracted farmers to fulfill the capacity. We believe we have abundant access to local poultry farmers in Shandong Province to accommodate our growth, because according to the municipal government statistics by Shouguang City there are approximately 970,000 farmers in the city. We also expect we will need approximately 42,000 tons of corn and 12,000 tons soybean meal in addition to our current supplies. According to Chinese official statistics, the corn production of China in 2010 will be approximately 165 million tons, and therefore we believe we will have no difficulty in purchasing additional corn. Although we don’t have official information about domestic soybean meal production in 2010, we believe we will have no difficulty in purchasing additional 12,000 tons of soybean meal. We believe such amounts under prevailing market prices will be available in the future as well. If the prevailing market prices for corn and soybean meal increase, we intend to pass on the price increase to our customers by raising our product prices to maintain our profit margins. There can be no assurance, however, that we will be able to pass on any such price increases to our customers. We also need to expand our marketing and sales team and strengthen our marketing efforts to develop additional customers including the expansion to the rural duck consumers in three major areas such as Shanghai, Nanjing and Wuhan areas. We also intend to expand our sales to the supermarkets and grocery stores, which yield higher profit margins than sales to food processors. To help our existing contracted farmers to increase their production capacity, we would also need to expand our technical and administrative personnel to provide them sufficient technical and delivery services.

Quality Control and Awards

We believe that quality control is important to our business and conduct quality control activities throughout all aspects of our operations. We believe these activities are beneficial to efficient production and in assuring our customers wholesome, high quality products.

We supervise the operation of a modern, well-equipped base farm which, among other things, monitors sanitation at the hatcheries, quality and purity of our feed ingredients and feed, the health of our breeder flocks and ducklings, and conducts microbiological tests of live ducks, facilities and finished products. We conduct on-site quality control activities at each of the processing plants and the prepared duck plant. Our team of technicians visits farms on a regular basis, supervising and directing the farmers’ use of veterinary medicine and vaccines.

The following chart lists the awards we have received from government agencies:

Award/Certification	Awarding/Certifying Body	Award/Certification Date

The Key and Leading Enterprise of Shandong Agricultural Industrialization
Shandong Agriculture Department, Shandong Development and Reform Commission, Shandong Economic Trade Committee, Shandong Finance Department, Shandong Foreign Trade and Economic Cooperation Department, Shandong Internal Revenue Bureau, Shandong Local Taxation Bureau, Shandong Federation of Supply and Marketing Cooperatives, Shandong Fishery & Ocean Department, Shandong Forestry Bureau, Jinan Branch of People’s Bank of China
August 2005

Award/Certification	Awarding/Certifying Body	Award/Certification Date

Contribution Award for the Agriculture Leading Enterprise Construction of the City	Weifang Municipal Party Committee Weifang People’s Government	February 2006
Agricultural Industrialization High Integrity Service Enterprise	Weifang Administration Bureau for Industry and Commerce Agricultural Work Office of Weifang Municipal Committee Weifang Agriculture Bureau Weifang Enterprise Credit Management Association	September 2005
Outstanding Privately Owned Enterprise of 2007	Yingli Town Party Committee Yingli People’s Government	February 2008
Abiding by Contracts and Keeping Promise Enterprises	Shouguang Administration of Industry and Commerce Shouguang Enterprise Reputation Administration Association	June 2007

The Key and Leading Enterprise of Shandong Agricultural Industrialization award is granted to enterprises when the following criteria are met: (i) the business is engaged in the production and processing of agricultural products with assets over approximately $15 million (RMB 100 million), fixed assets over approximately $7.5 million (RMB 50 million), and revenue over $30 (RMB 200 million); and (ii) financial performance indicators are met, such as consistently earning profits, promptly settling taxes, employees wages, social insurance, and bank loans, maintaining an assets-liability ratio below 60%. The award is intended to recognize companies that meet the set forth government criteria in Shandong Province. No competitive process was undertaken to obtain the award. Currently, 695 enterprises receive this award in Shandong Province. With this award, we expect it to be easier for us to receive bank loans and interest discounts from local governments.

Regulatory and Governmental Licenses and Permits

Our facilities and operations are subject to regulation by various Chinese governmental agencies, including, but not limited to, local agencies of the State Federal Food and Drug Administration (“SFDA”), the Ministry of Agriculture (“MOA”), and the Department of Health.  Our duck processing plants are subject to continuous on-site inspection by the government.  The Quality Control Agency visits our facilities every month to ensure our products meet the applicable standards. The local Health Agency visits every three months to monitor the sanitary conditions of our facilities. The local Husbandry Agency visits the contracted farmers and our slaughter facilities periodically. Each time when we repurchase the ducks from the farmers, we need a permit from the local Husbandry Agency, which is there at the time of purchase to check whether the ducks to be repurchased satisfy the food safety standard. We have approximately 10 employees to handle the repurchase and transportation.

The following is a description of the material licenses and permits issued to us in order for us to carry out our operations, other than those pertaining to general business registration requirements:

Hygiene License

We view hygiene control as a critical aspect of food production operations and place great emphasis on the hygienic preparation of our processed frozen duck products to ensure they are safe for consumption. We have received the following hygiene license in relation to our operations:

Name of Certificate	Description of License/Permit	Issuing Authority	Expiration Date

Hygiene License	Permit to process frozen duck products	Shouguang City Hygiene Bureau	April 24, 2012

 Other Licenses and Permits

Our other licenses and permits are as follows:

Name of Certificate	Description of License/Permit	Issuing Authority	Expiration Date

Grain Procurement License	Permit to procure grain from producers	Shouguang City Grain Bureau	December 24, 2011

Breeder Poultry License	Permit to raise breeder poultry	Shandong Province Husbandry Bureau	August 4, 2011

Animal Epidemic Prevention Qualification Certificate	Venue for qualified animal epidemic prevention condition	Shouguang Husbandry Bureau	April 12, 2011

Feed Production License	Permit to produce and sell feed products	Shandong Province Husbandry Bureau	August 31, 2011

Sewage and Waste Disposal Permit	Permit to discharge the sewage and waste	Shouguang Environmental Protection Agency	September 20, 2011

Compliance with existing regulations has not had a material adverse effect on our earnings or competitive position in the past and is not anticipated to have a materially adverse effect in the future. Management believes that we are in material compliance with existing laws and regulations relating to the operation of its facilities and does not know of any major capital expenditures necessary to comply with such statutes and regulations.

We take extensive precautions to ensure that our flocks are healthy and that our processing plants and other facilities operate in a healthy and environmentally sound manner. Events beyond our control, however, such as an outbreak of disease in its flocks or the adoption by governmental agencies of more stringent regulations, could materially and adversely affect our operations.

Customers

We sell frozen duck, in whole or cut-up form, to food processing companies and distributors in fifteen Chinese provinces, including the cities of Beijing, Shanghai, Tianjin, and Chongqing.  We have established business relationships with our key customers since Jinzheng was established and have been doing business with our key customers for five to eight years.  Yurun Group, which is listed on the Hong Kong Stock market, purchased nearly 5% of our frozen duck production in 2009 making them our biggest customer of frozen duck products. Our top ten long-term customers, including Yurun Group, purchased frozen duck products, in the aggregate, approximately 16% of our frozen duck production in 2009.

The below chart illustrates the geographic location of our customers based on the provinces and major cities. The percentage reflects the proportion of revenues generated by each province or city in 2009.

Competition

In 2007, China had 737 million ducks on hand with a slaughter capacity of 2,089 billion. Many large scale poultry enterprises started to engage in producing and processing this type of duck meat in recent years. Some of them have slaughter capacity of more than 10 million ducks, with an integrated production process that includes breeding duck raising and hatching, commercial duck raising, slaughtering and production of duck products. Besides such large enterprises, China also has many small enterprises engaged in raising, slaughtering and processing bird species. However, in recent years, the Chinese government has strengthened the supervision of the safety of the food processing industry, and put strict requirements on hygiene and animal epidemic prevention, so the amount of individual slaughterhouse operators has gradually decreased.

We have become one of the leading vertically-integrated duck producers in Shandong Province, with the value chain of parental breeder duck raising, hatching, feed processing, commercial duck raising, processing and sale of duck products. We have the capacity of hatching 10 million ducklings and processing 8.5 million meat ducks annually. This provides us with a competitive advantage in cost control and ability to manage risk compared to smaller producers. Our complete industry chain can ensure the continuity and stability of the production, improve the product quality and reduce the costs, and therefore strengthen our competition position. However, we are still subject to significant competition from regional and national firms in the duck markets in which we compete and some of our competitors have greater financial and marketing resources than us.

Shandong Province is one of the poultry production centers in China. Some of our competitors in the province have greater capacity for production of ducks and duck products than us. Some of these competitors have entered into the pre-cooked duck product market and some of them sell both ducks and chickens. Although some of these competitors may have greater access to capital and higher market shares than us, the market for ducks in China has shown significant growth and provides us with significant opportunities.

  Sources of Supply

We purchase breeder ducks from Weifang Legang Food Co., Ltd., one of the major Cherry Valley breeder duck suppliers in Shandong Province. We purchase the breeder ducks from this supplier once or twice a year and therefore we do not have long term contracts with them. Our breeder ducks costs approximately $204 (1,430 RMB) for each combination of 30 males and 110 females.  We believe that the prices for the breeder ducks are stable and the breeder duck supplier is replaceable in the event we need a new source of supply.

The raw materials for our duck feed production are primarily corns (50-70%) and soybean meal (15-33%)  We do not anticipate any difficulty in obtaining these materials in the future. We purchase these materials from a number of vendors and believe that our sources of supply are adequate for our present needs and anticipated growth. We use approximately 1,500 tons of corn per month which cost over $4.4 million (30 million RMB) per year. We usually purchase the grains in the amount we need, but during fall seasons when corn supply is abundant and the price is low we generally purchase more corn supply than we need and store it, lowering our average cost of raw materials and reducing the impact from market volatility. We have storage capacity for 5,000 tons of feed.

Seasonality

The demand for our duck products is the highest prior to the Chinese New Year, which is usually during early February. Demand is otherwise not seasonal.

Intellectual Property

•
We are currently using the name of “Zheng Hui” for all our products. Our application for the trademark “Zheng Hui” in China is pending. We also own three domain names: jinzhenggroup.com”, “jinzhenggroup.cn”, and “ jinzhenggroup.com.cn”.

•	We are not aware of any material infringement of our intellectual property rights.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. In protecting against work-related casualties and injuries, we purchase accidental injury insurance policies for our employees. In addition, we provide social security insurance including pension insurance, unemployment insurance, work related injury insurance and medical insurance for our employees. We have not maintained insurance for our plants, machinery, equipment, inventories and motor vehicles. We do not have product liability insurance for our products. All of our products have met the relevant regulatory requirements under PRC laws and we have not been subject to any material fines or legal action involving product non-compliance.

Employees

We had 397 full-time employees as of September 30, 2010. The following table shows the breakdown of employees by department:

Function	Number of employees	% of total
Administration (6 sales personnel)	30	8%
Base farm (16 technicians), hatchery (2 technicians), process and cold storage (5 technicians)	322	81%
Feed Production (2 technicians)	45	11%
Total	397	100%

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to any litigation or other legal proceedings brought against us. We are also not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations.

Property

Under the current PRC law, land is owned by the state, and parcels of land in rural areas, which is known as collective land, is owned by the rural collective economic organization. “Land use rights” are granted to an individual or entity after payment of a land use right fee made to the applicable state or rural collective economic organization. Land use rights grant the holder the right to use the land for a specified long-term period.

Our properties are located in Shandong Province under land use rights for purposes of production and employee living quarters.

We have land use rights, expiring at different times from years 2053 to 2059, for a total of approximately 82,294 square meters of land for all of our existing facilities, including an office building of 3,815 square meters, a processing facility of 21,121 square meters, a breeder farm of 44,130 square meters, a feed production facility of 13,228 square meters, and 158,694 square meters of undeveloped land on which we may build a new processing facility and cold storage.

 Government Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China. Certain of these regulations and requirements, such as those relating to tax, foreign currency exchange, dividend distribution, regulation of foreign exchange in certain onshore and offshore transactions and regulations of overseas listings, may affect our shareholders’ right to receive dividends and other distributions from us.

Environmental Regulations

On December 26, 1989, the Standing Committee of the National People’s Congress issued the Environment Protection Law, setting forth the legal framework for environment protection in China. The Environmental Protection Law requires the State Administration of Environmental Protection to implement uniform supervision and administration of environmental protection standards nationwide and to establish national waste discharge standards. Local environmental protection bureaus are responsible for environmental protection in their jurisdictions and may set stricter local standards which are required to be registered at the State Administration of Environmental Protection. Companies are required to comply with the stricter one of the two standards. Enterprises producing environmental contamination and other public hazards must incorporate the relevant environmental protection standards into their planning and establish environmental protection systems. These companies must also adopt effective measures to prevent environmental contamination and hazardous emissions, such as waste gas, waste water, deposits, dusts, pungent gases and radioactive matters as well as noise, vibration and magnetic radiation. Companies discharging contaminated wastes in excess of the discharge standards prescribed by the State Administration of Environmental Protection must pay non-standard discharge fees in accordance with national regulations and be responsible for the applicable remediation. Government authorities may impose different penalties against persons or companies in violation of the environmental protection laws and regulations depending on individual circumstances. Such penalties may include warnings, fines, imposition of deadlines for remediation, orders to cease certain operations, orders to reinstall contamination prevention and remediation facilities that have been removed or left unused, imposition of administrative actions against the responsible persons or orders to close down the company. Where the violation is deemed serious, responsible persons may be required to pay damages, and may be subject to criminal liability.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website its approval procedures for overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of certain documents with the CSRC and may take several months to complete. However, other than documents required to be submitted, no other details with respect to the timing, criteria and process for obtaining any required approval from the CSRC have been specified. Therefore, it remains unclear how the New M&A Rule or the CSRC procedures will be interpreted, amended and implemented by the relevant authorities. See “Risk Factors—Risks Associated with Doing Business in China—The application of PRC regulations relating to the overseas listing of PRC domestic companies is uncertain, and we may be subject to penalties for failing to request approval of the PRC authorities prior to listing our shares in the U.S.”

Foreign Exchange Regulation

Pursuant to the Foreign Exchange Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and August 5, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, RMB is freely convertible only with respect to current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriations of investments, require the prior approval of the SAFE or its local branches for conversion of RMB into foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign exchange payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign exchange receipts into RMB.

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or the SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC resident must register with the local SAFE branch before establishing or controlling an overseas special purpose vehicle, or SPV, for the purpose of obtaining overseas equity financing using the assets of or equity interests in a domestic enterprise; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and any subsequent change thereto with the local SAFE branch; and (iii) when the SPV undergoes a material event, such as a change in share capital, merger and acquisition, share transfer or exchange, spin-off or long-term equity and debt investment, the PRC resident must, within 30 days from the occurrence of such event, register such change with the local SAFE branch. On May 29, 2007, the SAFE issued relevant guidance to its local branches for the implementation of the SAFE Circular No. 75. This guidance standardizes more specific and stringent supervision on the registration requirement relating to the SAFE Circular No. 75 and further requests PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to register with the SAFE.

Our beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE Circular No. 75. See “Risk Factors—Risks Associated with Doing Business in China—Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”

Regulations Relating to Employee Share Options

Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, and an implementation notice on the rule, issued in January and March 2007, respectively, by the SAFE, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a PRC agent designated by such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options. PRC agents may be the subsidiary of such overseas publicly-listed company, trade union of any such PRC subsidiary having legal person status, a trust and investment company or other financial institution qualified to engage in assets custodian business. Such individuals’ foreign exchange income received from the sale of shares or dividends distributed by the overseas publicly-listed company must first be remitted into a collective foreign exchange account opened and managed by the PRC agent before distribution to such individuals in a foreign currency or in RMB. We and our PRC citizen employees who may be granted share options, or PRC optionees, will be subject to these rules when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. However, as these rules have only been recently promulgated, it is currently unclear as to how these rules will be interpreted and implemented.

Regulation of Dividend Distribution

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended. Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Our Chinese subsidiaries, which are all foreign-invested enterprises, are restricted from distributing any dividends to us until they have met these requirements set out in the regulations.

According to the new EIT law and the implementation rules on the new EIT law, if a foreign legal person is not deemed to be a resident enterprise for Chinese tax purposes, dividends generated after January 1, 2008 and paid to this foreign legal person from business operations in China will be subject to a 10% withholding tax, unless such foreign legal person’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement.

Under the new EIT law and its implementation rules, if an enterprise incorporated outside China has its “de facto management organization” located within China, such enterprise would be classified as a resident enterprise and thus would be subject to an enterprise income tax rate of 25% on all of its income on a worldwide basis, with the possible exclusion of dividends received directly from another Chinese tax resident.

Regulations on Trademarks

Both the PRC Trademark Law, adopted in 1982 and revised in 1993 and 2001, and the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002, give protection to the holders of registered trademarks. The Trademark Office, under the authority of the State Administration for Industry and Commerce, handles trademark registrations and grants rights for a term of ten years for registered trademarks, which may be renewed by the Trademark Office. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices.

Regulation on Employment

On June 29, 2007, the National People’s Congress promulgated the Labor Contract Law of PRC , or the Labor Contract Law, which became effective as of January 1, 2008. On September 18, 2008, the PRC State Council issued the PRC Labor Contract Law Implementation Rules , which became effective as of the date of issuance. The Labor Contract Law and its implementation rules are intended to give employees long-term job security by, among other things, requiring employers to enter into written contracts with their employees and restricting the use of temporary workers. The Labor Contract Law and its implementation rules impose greater liabilities on employers, require certain terminations to be based upon seniority rather than merit and significantly affect the cost of an employer’s decision to reduce its workforce. Employment contracts lawfully entered into prior to the implementation of the Labor Contract Law and continuing after the date of its implementation remain legally binding and the parties to such contracts are required to continue to perform their respective obligations thereunder. However, employment relationships established prior to the implementation of the Labor Contract Law without a written employment agreement were required to be memorialized by a written employment agreement that satisfies the requirements of the Labor Contract Law within one month after it became effective on January 1, 2008.

Tort Liability Law

The Tort Liability Law of the People’s Republic of China, which was passed during the 12th Session of the Standing Committee of the 11th National People’s Congress on December 26, 2009, states that manufacturers are liable for damages caused by defects in their products and sellers are liable for damages attributable to their fault. If the defects are caused by the fault of third parties such as the transporter or storekeeper, manufacturers and sellers are entitled to claim for compensation from these third parties after paying the compensation amount.

OUR HISTORY AND CORPORATE STRUCTURE

The following diagram illustrates our corporate and shareholder structure as of the date of this prospectus.

Mr. Junfeng Shan, the sole shareholder of Zheng Hui Holding Limited (BVI Co1), also owns directly 89.85% of the capital stock of Jinzheng, while Yufen Zhang, Yan Wang and Li Qian own in aggregate the balance of the capital stock of Jinzheng. The same three individuals also are sole shareholder for the each of the BVI Co2, BVI Co3 and BVI Co4, respectively, as described in the chart above.

Corporate History

On January 22, 2009, we were incorporated in the State of Oregon, and we changed our domicile to the State of Nevada on May 21, 2010. On March 23, 2010, we established our wholly-owned subsidiary, Beijing CMJM, in Beijing China.  On March 25, 2010, Beijing CMJM entered into a series of contracts with Jinzheng and/or Jinzheng Stockholders and obtained the exclusive control over its duck production and distribution business in China. Accordingly, we have consolidated Jinzheng’s historical financial results in our financial statements as a VIE pursuant to GAAP.

We believe that, (1) the ownership structure of Beijing CMJM and Jinzheng complies with, and immediately after this offering, will comply with, current PRC laws and regulations; (2) our contractual arrangements with Jinzheng and Jinzheng Stockholders are valid and binding on all parties to these arrangements, and do not violate current PRC laws or regulations; and (3) the business operations of our company, Beijing CMJM and Jinzheng comply with current PRC laws and regulations.

Material Operating Entities

Beijing CMJM.   Since our inception, we have conducted our operations in China primarily through Beijing CMJM, a wholly foreign-owned enterprise in China. Beijing CMJM manages the businesses and also provides consulting and other related services to Jinzheng. See “— Contractual Arrangements with Jinzheng and Jinzheng Stockholders.”

Jinzheng. We conduct our duck production and distribution business through Jinzheng, a limited liability company established in China. Junfeng Shan beneficially owns 89.85% of the equity and three other individuals beneficially own 3.05%, 3.55%, and 3.55% of the equity respectively. Jinzheng operates our duck production and distribution business and holds the licenses and approvals necessary to the operation of business in China.

Contractual Arrangements with Jinzheng and Jinzheng Stockholders

Our relationships with Jinzheng and Jinzheng Stockholders are governed by a series of contractual arrangements. Under PRC laws, each of the shareholders is an independent legal person and neither of them is exposed to liabilities incurred by the other party. The contractual arrangements are comprised of a series of agreements, including Exclusive Technical Consulting Service Agreements and Operating Agreements, through which we have the right to advise, consult, manage and operate Jinzheng, and collect and own 85% of their respective net profits. In order to further reinforce our rights to control and operate Jinzheng, these companies and their stockholders have granted us, under the Exclusive Equity Interest Purchase Agreement, the exclusive right and option to acquire all of their equity interests in Jinzheng, or alternatively, all of the assets of Jinzheng. Further the Jinzheng Stockholders have pledged all of their rights, titles and interests in Jinzheng to us under the Exclusive Equity Interest Pledge Agreement.

On March 25, 2010, we entered into the following contractual arrangements:

Exclusive Technical Consulting Service Agreement. Pursuant to the Exclusive Technical Consulting Service Agreement between Beijing CMJM and Jinzheng, Beijing CMJM has the exclusive right to provide business consulting and related services, including the provision of advanced management skills to offer a framework for the construction of a new management platform, the provision of technology information and materials related to Jinzheng’s business development and operation, training of technical and managerial personnel for Jinzheng and provision of required training documents (the “Services”). Under this agreement, Beijing CMJM owns the intellectual property rights arising from the performance of the Services, including, but not limited to, copyrights, patent, know-how and commercial secrets, whether developed by Beijing CMJM or Jinzheng. Jinzheng pays 85% of its annual net profit to Beijing CMJM on a semi-annual basis as consulting service fee. The remaining 15% of annual net profits is restricted by the Equity Interest Pledge Agreement, which entitles Beijing CMJM to collect dividends from Jinzheng during the term of the pledge. Because the pledge remains in effect to guarantee payment under the Exclusive Technical Consulting Service Agreement, the principal shareholders will not have any right to receive any dividends from Jinzheng if they are declared. The consulting service agreement is in effect for a term of ten years starting from March 25, 2010 unless previously terminated. This agreement may be renewed for additional ten-year terms upon notice by Beijing CMJM.

Operating Agreement. Pursuant to the Operating Agreement among Beijing CMJM, Jinzheng and the principal shareholders, Beijing CMJM fully guarantees the performance of the contracts, agreements or transactions executed by Jinzheng related to Jinzheng’s business. Jinzheng, in return, agrees to pledge all of its receivables and assets to Beijing CMJM. In addition, Jinzheng agrees that without the prior consent of Beijing CMJM, Jinzheng will not engage in any transactions that could materially affect the assets, obligations, rights or the business of Jinzheng, including, without limitation, (a) borrowing money from a third party or assuming any debt, (b) selling to or acquiring from any third party any assets or rights, including without limitation, any intellectual property rights, (c) providing any real guaranty for any third party with its assets or intellectual property rights, or (d) assigning to any third party its business agreements. Moreover, Jinzheng agrees to accept the corporate policy advice and guidance provided by Beijing CMJM on Jinzheng’s daily operations, financial management and employment issues. The principal shareholders appoint the candidates recommended by Beijing CMJM to Jinzheng’s board of directors. Beijing CMJM has the right to appoint personnel to high level managerial positions of Jinzheng, including General Manager, Chief Financial Officer and other senior officers. The term of this agreement is ten years from March 25, 2010 unless earlier terminated. The agreement can be renewed for additional ten-year periods at Beijing CMJM’s written request. Beijing CMJM may terminate the agreement at any time upon thirty (30) days’ written notice to Jinzheng.

Equity Interest Pledge Agreement. Under the Equity Interest Pledge Agreement between the principal shareholders of Jinzheng and Beijing CMJM, the principal shareholders pledged all of their equity interests in Jinzheng to Beijing CMJM to guarantee Jinzheng’s consulting fees paid to Beijing CMJM. According to the Equity Interest Pledge Agreement, the shareholders of Jinzheng can not transfer their shares to any third party other than Beijing CMJM and upon an event of default, Beijing CMJM, as pledgee, will be entitled to certain rights, including but not limited to the right to sell the pledged equity interests. The principal shareholders agree that without Beijing CMJM’s prior written consent, they will not transfer any equity interest, create or permit to exist any pledge that may damage Beijing CMJM’s rights or interests in the pledged equity interests, or cause Jinzheng’s meeting of stockholders or board of directors to pass any resolutions about the sale, transfer, pledge or other disposal of the lawful right to derive income from any equity interest in Jinzheng or about the permission of the creation of any other security interests thereon. The term of this agreement is the same as the longest of the Service Agreements. If the term of any Service Agreement is renewed, the term of this agreement will extend accordingly.

Exclusive Equity Interest Purchase Agreement. Pursuant to the Exclusive Equity Interest Purchase Agreement between Jinzheng, the principal shareholders and Beijing CMJM, the principal shareholders irrevocably, unconditionally and exclusively granted Beijing CMJM a purchase option (the “Purchase Option”) whereby, to the extent permitted under Chinese law, Beijing CMJM has the right to request the principal shareholders transfer, to it or its designated entity or person, the total equity interests held by them in the registered capital of Jinzheng, which as a group equals 100% of the outstanding equity of Jinzheng. The Purchase Option, which was granted to Beijing CMJM, and the consulting fees are in exchange for the services provided to Jinzheng by Beijing CMJM.  Beijing CMJM did not pay any cash consideration for the Purchase Option.  Beijing CMJM has sole discretion to decide the specific time, method and number of the exercise of the Purchase Option. At the time of each exercise of the Purchase Option by Beijing CMJM, the total consideration to be paid to principal shareholders shall be determined through negotiation according to the evaluation of the equity interest by the relevant qualified institute and it shall be the lowest price permitted under PRC laws. The term of this agreement is ten years from March 25, 2010 unless earlier terminated. The agreement can be renewed for additional ten-year periods at Beijing CMJM’s written request.

Power of Attorney. Pursuant to a power of attorney, each of the principal shareholders agree to irrevocably entrust Beijing CMJM with his stockholder voting rights and other stockholder rights for representing him to exercise such rights at the stockholders’ meeting of Jinzheng in accordance with applicable laws and its Article of Association, including, but not limited to, the right to sell or transfer all or any of his equity interest in Jinzheng, and appoint and vote for the directors and Chairman as the authorized representative of the Principal shareholders. The term of each proxy and voting agreement is as long as each of the principal shareholders is a shareholder of Jinzheng from March 25, 2010.

Zheng Hui and Beijing CMJM are considered foreign investors or foreign invested enterprises under PRC law. As a result, Zheng Hui and Beijing CMJM are subject to limitations under PRC law on foreign ownership of domestic companies. According to the Catalogue of Industries for Guiding Foreign Investment (the “Catalogue”), there are four kinds of industries which are encouraged, permitted, restricted and prohibited for foreign investment. Although the primary business of Jinzheng is not within the category in which foreign investment is currently restricted or prohibited, the uncertainty of PRC law, regulations and governmental policies affecting foreign ownership may result in Zheng Hui being required to hold (or, conversely, being prohibited from holding), directly or indirectly, a given percentage of Jinzheng’s equity interests. Our VIE Agreements with Jinzheng and its shareholders allow us to substantially control Jinzheng through Beijing CMJM without exercising the exclusive equity interest purchase agreement. Therefore we set up our corporate structure this way rather than exercising the exclusive equity interest purchase agreement. While we are not aware of many United States public companies in the duck industry that have all or substantially all of their operations in China, this corporate structure is typical among other United States public companies that have all or substantially all of their operations in China and we are aware of other companies whose corporate structure is the same as the corporate structure of Zheng Hui in similar industries, such as the swine industry.

MANAGEMENT

Directors and Executive Officers

Set forth below is information regarding our current directors and executive officers:

Name	Age	Position
Junfeng Shan	53	Chief Executive Officer, President and Chairman
Xiaofang Xue	32	Chief Financial Officer, Secretary
Lilian Jiang*	42	Independent Director
Yuan Gong*	37	Independent Director
Jing Cao*	31	Independent Director
Kunshan Wang*	65	Independent Director
Shidian Shan	36	Vice President
Yunqing Wu	32	Vice President
Yongping Shan	56	Vice President

* Indicates member of Audit, Nominating and Corporate Governance Committee and Compensation Committee

Below is the ten year employment history of each director, executive officer and significant employees listed above. None of them are directors or officers for any other public companies or investment companies in the United States.

Junfeng Shan: President and CEO. Mr. Shan was the founder of our company in 2002 and has since served as President and Chief Executive Officer. From November 1980 to February 1990, he acted as deputy manager and then as manager of Shouguang Daokou Construction Co., Ltd. From March 1990 to March 2002, he acted as manager of No.4 Shouguang Construction Co., Ltd. and as deputy manager of Daokou Shangsheng Duck meat factory.  Mr. Shan has a Bachelor degree in Science from Shandong Construction College. As a founder of our company and leaders in each of the companies he served previously, the Board believes that Mr. Shan has the experience, qualifications, attributes and skills necessary to serve on the Board because of his extensive years of experience in the industry, his having provided leadership and strategic direction to the Company as its founder and his unparalleled knowledge of the Company and its business.

Xiaofang Xue: Chief Financial Officer and Secretary. Ms. Xue became our Chief Financial Officer in December 2009. From 2005 to 2009, Ms. Xue acted as Senior Auditor in Ernst & Young’s Beijing office where she led the pre-public offering auditing.  From 2004 to 2005, she was an accountant for Kunming XinKe Electronic Co. Ltd; from 2002 through 2004, she acted as an auditor in Ernst & Young Shenzhen office. From 2001 through 2002, she was an English teacher at Lingnan Technology College. She has a Bachelor of Art in English from Zhongshan University, Guangzhou, China. Her six years of experience with Ernst & Young demonstrates her ability to serve as Chief Financial Officer for the Company.

Lilian Jiang: Director, Chairman of Audit Committee. Ms. Jiang became a member of our Board of Directors in April 2010.  From February 2008 through the present, Ms. Jiang has worked as manager for Wen Jiang & Company, PC, formerly known as Wen Y Jiang CPA, PC in Portland, Oregon where she provides consulting and accounting services to Chinese public and private companies.  She is responsible for accounting control systems and the preparation of financial statements. From April 1994 to January 2008, she acted as Senior Financial Analyst & Internal Auditor, at Port of Portland located at Portland, Oregon. From January 1992 to April 1994, she was an accountant at Larson, Dowsett & Fogg, CPA’s, P.C., located in Portland, Oregon. Ms. Jiang has a Bachelor of Science in Accounting from Jinan University in Guangzhou, China and a Post-Baccalaureate Certificate in Accounting from Portland State University, Portland, Oregon. She’s also a licensed Certified Public Accountant in the State of Oregon since July 1997. By working for U.S. accounting firms in the finance industry for more than 18 years and as a certified public accountant, the Board of Directors believes that Ms. Jiang has the credentials to serve as the Chairman of our Audit Committee.

Yuan Gong: Director. Mr. Gong has served as a Director of the Company since April 2010. Mr. Gong has served as a partner of Jessie International a financial advisory firm Beijing, China since March 2008. His responsibilities include advising and assisting private and public companies in accessing capital markets and introducing private equity and hedge fund investors. Since December 2009, he has been the Chief Financial Officer of China Energy Corp. (CHGY.OB). From September 2008 until November 2009, he served as the Vice President of Capital Markets of China Integrated Energy (NASDAQ: CBEH). From September 2007 to April 2008, he was Director of Investor Relations for Xinyuan Real Estate Company Ltd. (NYSE: XIN) From March 2007 to August 2007, he was Assistant General Manager for SPG Land, located in Shanghai, China. From March 2005 to March 2007, he was Research Associate at Morgan Stanley Asia Limited, and from June 2003 to November 2004, he was a Project Specialist for JP Morgan Investment Management Security Operation. From August 1997 to July 2001, he was Chief Representative for ConAgra Refrigerated Foods International. He has Master of Business Administration from the University of Delaware, and Bachelor of Arts in English from Peking University. The Board of Directors believes that Mr. Gong’s extensive experiences with public companies and his knowledge of finance industry make him qualified to serve as a Director.

Jing Cao: Director. Ms. Cao has been a Director of the Company since April 2010.  Since July 2009, Ms. Cao has worked in Cell Tech Electronic Limited as finance director. Her responsibilities include assisting in fundraising and pre-IPO preparation. From July 2001 to July 2009, Ms. Cao worked as manager at Assurance and Advisory Business Services Group in Ernst &Young, where she served numerous public companies listed in the U.S., Hong Kong and China. She has acted as a leader on public company audit engagements, U.S. integrated audits, PRC statutory reporting and Group reporting for multinational corporations. Ms. Cao has a bachelor of international enterprises management from the Central University of Finance and Economics, Beijing China. She has a certificate from the Chinese Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. The Board of Directors believes that her experience as an auditor serving public companies provides Ms. Cao has the knowledge and credentials to serve as a Director.

Kunshan Wang: Director. Mr. Wang has been Director of the Company since May 2010.  From March 1998 to 2008, Mr. Wang was Deputy Director of Municipal People’s Congress of Shouguang city. From March 1987 to 1998, he was vice commissioner of Shouguang County in charge of local agriculture and rural construction. From September 1984 to February 1987, he was Secretary of the Party Committee of Chengguan Commune, Shouguang County. From October 1983 to August 1984, he was Secretary of the Party Committee of Daotian Commune. From September 1982 to September 1983, he was Director of Prefectures Agriculture Committee. From June 1980 to August 1982, he was Secretary of the Party Committee of Jitai Commune. From November 1979 to May 1980, he was Deputy Secretary of the Party Committee of Jitai Commune, the director of Management Committee. From 1971 to October 1979, he was Deputy Secretary of the Party Committee of Madian Commune, the director of Management Committee. The Board of Directors believes that Mr. Wang’s extensive experience in the local government of Shouguang city and agricultural industry provides him with the knowledge and expertise to serve the Company as a Director.

Shidian Shan: Vice President. Mr. Shan joined the Company in 1997, becoming a Vice President in 2002. Mr. Shan has responsibility for financial and accounting matters. From April 1994 to July 1997, he acted as chief accountant for No.4 Shouguang Construction Co., Ltd. From August 1997 to December 2001, he acted as Chief Financial Officer for Shouguang Antisepticise and Heat Preservation Installation Co., Ltd. Mr. Shan has a degree in accounting from Weifang Technology college.

Yunqing Wu: Vice President. Mr. Wu joined the Company in 2008. Mr. Wu is responsible for the Company's administration and human resources functions. From January 2001 to October 2004, he acted as network centre director of Shandong Shouguang Vegetable Industry Group. From October 2004 to March 2007, he acted as assistant to the president and network centre director of Qicai Farm Industry Marketing of Shandong Shouguang Vegetable Industry Group respectively. From March 2007 to October 2008, he acted as chief of office and director of human resources of Shandong Haoyuan Industry Co., Ltd. He has a bachelor degree in economic management from Weifang college.

Yongping Shan: Vice President. Since April 2002, Mr. Shan has served as Vice President of Jinzheng Poultry Co. Ltd.  Mr. Shan is responsible for production and sales. From April 1980 to June 1991, he acted as deputy manager of Shouguang Daokou Prawn Feed Welfare Factory. From July 1991 to October 1997, he acted as deputy factory director in Shouguang Daokou Changsheng Chicken Farm. From November 1997 to March 2002, he acted as manager of Shouguang Prawn Feed Welfare Factory, a company engaged in the prawn industry.

Family Relationships

There are no family relationships among our executive officers, directors or significant employees.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted   in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Corporate Governance

Board of Directors

Director Independence

Our Board of Directors consists of five members: Junfeng Shan, Lilian Jiang, Yuan Gong, Jing Cao, and Kunshan Wang. Ms. Jiang, Ms, Cao and Mr., Gong were elected in April 2010, and Mr. Wang was elected in May 2010, and our Board of Directors has determined that each qualify as an “independent director” as defined by Rule 5605(a)(2) of NASDAQ’s Marketplace Rules. Our Board of Directors made its determination based on information furnished by all of the directors regarding their relationships with us and our affiliates and research conducted by management. All actions of the Board of Directors require the approval of a majority of the directors in attendance at a meeting at which a quorum is present.

Leadership Structure

Our Board of Directors has chosen Mr. Junfeng Shan to serve as both Chairman and Chief Executive Officer because we believe he will best serve the Company and our stockholders in that dual role given his unique knowledge of the Company as its founder and vast experience in our industry.

Communications with the Board

Any of our stockholders or any other interested party may communicate with our Board of Directors directly through one or more directors in writing addressed to the director or directors, c/o Zheng Hui Industry Corporation, Daokou Industry Park, Yingli Town, Shouguang, Shandong Province, China, attention: Secretary. Please identity the party or parties to whom the correspondence is being sent. Any communication that is addressed to our Board of Directors or fails to identify a particular director will be sent to our Chairman. The Company’s Secretary will review each communication and will promptly forward to the appropriate party or parties all communications that relate to our business, operations, financial condition, management, employees or similar business matters. The Company’s Secretary will not forward any advertising, solicitation or similar materials.

Director Attendance at Annual Meeting of Stockholders

We will hold annual meetings of stockholders and we will invite all of our directors to attend such meetings, and we will strongly encourage attendance.

Board Diversity

We do not have a specific policy on diversity relating to the selection of nominees for our Board of Directors. While we believe that diversity and a variety of experiences and viewpoints represented on the Board should always be considered, we also believe that a director nominee should not be chosen nor excluded solely or largely because of race, color, gender, national origin, sexual orientation, or identity. In selecting a director nominee, the Nominating and Corporate Governance Committee focuses on diversity in the broadest sense, considering, among other things, skills, expertise, or background that would complement our existing Board taking into account the Company’s business and industry.

Board Committees

The Board of Directors has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, each of which was formed on May 30, 2010.

Audit Committee. The Audit Committee members consist of Lilian Jiang, Yuan Gong, Jing Cao, and Kunshan Wang. Each of these members would be considered “independent” as defined by Rule 5605(a)(2) of NASDAQ’s Marketplace Rules, as determined by our Board of Directors.

The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. The Audit Committee’s responsibilities include the following functions:

•	approve and retain the independent auditors to conduct the annual audit of our books and records;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditors’ audit and non-audited services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services; and

•	meeting separately and periodically with management and our internal auditor and independent auditors.

The Audit Committee operates under a written charter. Ms. Lilian Jiang serves as the Chairman of our Audit Committee. The Company’s Board of Directors has determined that the company has one audit committee financial expert as defined by the rules and regulations of the SEC and NASDAQ, Lilian Jiang, serving on its Audit Committee. Lilian Jiang has been a certified public accountant since 1997 and understands U.S. GAAP and financial statements.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for identifying potential candidates to serve on our board and its committees. The Nominating and Corporate Governance Committee’s responsibilities include the following functions:

•	making recommendations to the board regarding the size and composition of the board;

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	establishing procedures for the nomination process;

•	advising the board periodically with respect to corporate governance matters and practices, including periodically reviewing corporate governance guidelines to be adapted by the board; and

•	establishing and administering a periodic assessment procedure relating to the performance of the board as a whole and its individual members.

Lilian Jiang, Yuan Gong, Jing Cao, and Kunshan Wang are the members of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee operates under a written charter. The Nominating and Corporate Governance Committee will also consider director nominees recommended by stockholders. The Nominating and Corporate Governance Committee will evaluate such director candidates in the same manner as it evaluates director candidates recommended by our directors, management or employees.

Compensation Committee. The Compensation Committee is responsible for making recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. Its responsibilities include the following functions:

•
reviewing and recommending policy relating to the compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other senior officers; evaluating the performance of these officers in light of those goals and objectives; and setting compensation of these officers based on such evaluations;

•
administering our benefit plans and the issuance of stock options and other awards under our stock plans; and reviewing and establishing appropriate insurance coverage for our directors and executive officers;

•
recommending the type and amount of compensation to be paid or awarded to members of our Board of Directors, including consulting, retainer, meeting, committee and committee chair fees and stock option grants or awards; and

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers.

Lilian Jiang, Yuan Gong, Jing Cao, and Kunshan Wang are the members of the Compensation Committee. The Compensation Committee operates under a written charter.

Management’s Role in Compensatory Process. Management also plays a role in the compensation-setting process. The most significant aspects of management’s role are:

•	evaluating employee performance;

•	establishing business performance targets and objectives; and

•	recommending salary levels and any equity awards.

The Chief Executive Officer works with the Compensation Committee to provide:

•	background information regarding the Company’s strategic objectives;

•	his evaluation of the performance of the senior executive officers; and

•	compensation recommendations as to senior executive officers (other than himself).

Although our Chief Executive Officer may recommend to the Compensation Committee the compensation package and awards to our executive officers, the Compensation Committee approves the compensation packages.

 Role of Compensation Consultants. The Compensation Committee may retain a compensation consultant from time to time to assist the Compensation Committee in researching and evaluating executive officer and director compensation and compensation programs. The Company did not engage any independent compensation consultants in 2009.

Delegation of Authority. The Compensation Committee may form and delegate authority to subcommittees and may delegate authority to one or more designated members of the Compensation Committee in order to determine or administer the compensation to the Company’s executive officers and/or directors.

Board of Directors’ Role in Risk Oversight

The Board is charged with oversight of and safeguarding the assets of the Company and with maintaining appropriate financial and other controls, and conducting the Company’s business wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the Board of Directors’ oversight of the various risks facing the Company. In this regard, the Board seeks to understand and oversee critical business risks. The Board does not view risk in isolation. Risks are considered in virtually every business decision and as part of the Company’s business strategy. The Board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for the Company to be competitive on a global basis and to achieve its objectives.

While the Board oversees risk management, the Company’s management is charged with managing risk. The Company has robust internal processes and a strong internal control environment to identify and manage risks and to communicate with the Board. The Board monitors and evaluates the effectiveness of the internal controls and the risk management program at least annually. Management communicates routinely with the Board and individual Directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management. The Board implements its risk oversight function as a whole but intends to establish and delegate this risk oversight function to various committees in the future.

Director Qualifications

Directors are responsible for overseeing the Company’s business consistent with their fiduciary duty to shareholders. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on the Company’s Board of Directors that are applicable to all Directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each Director. The Board considers the qualifications of Directors and Director candidates individually and in the broader context of the Board’s overall composition and the Company’s current and future needs.

Qualifications for All Directors

In its assessment of each potential candidate, the Board considers the nominee’s judgment, integrity, experience, independence, understanding of the Company’s business or other related industries and such other factors the Board determines are pertinent in light of the current needs of the Board. The Board also takes into account the ability of a Director to devote the time and effort necessary to fulfill his or her responsibilities to the Company.

The Board requires that each Director be a recognized person of high integrity with a proven record of success in his or her field. Each Director must demonstrate respect for and an ability and willingness to learn corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to ethical business practices. In addition to the qualifications required of all Directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of professional and academic experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Code of Ethics

We adopted a Code of Ethics pursuant to Section 406 of Sarbanes-Oxley in April 2010. Our Code of Ethics includes our Standards of Business Conduct and Finance Code of Professional Conduct which apply to our officers, directors and employees. The Finance Code of Professional Conduct applies to all employees and not only employees in the finance department. The Standard of Business Conduct provides guidelines to employees to report any suspected or known violations of the Finance Code of Professional Conduct, the Standards of Business Conduct, or our other policies.

All employees will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in their personal and professional relationships.

•
Provide shareholders with information that is accurate, complete, objective, fair, relevant, timely, and understandable, including information in our filings with and other submissions to the SEC and other public bodies.

•	Comply with rules and regulations of federal, state, provincial and local governments, and of other appropriate private and public regulatory agencies.

•	Act in good faith, responsibly, with due care, competence, and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

•	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose.

•	Not use confidential information acquired in the course of one’s work for personal advantage.

•	Share knowledge and maintain professional skills importance and relevancy to shareholders’ needs.

•	Proactively promote and be an example of ethical behavior as a responsible individual among peers, in the working environment and the community.

•	Exercise responsible use, control, and stewardship over all Zheng Hui’s assets and resources that are employed by or entrusted to us.

•
Not coerce, manipulate, mislead, or unduly influence any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of Zheng Hui’s system of internal controls, financial statements, or accounting books and records.

This Finance Code of Professional Conduct embodies principles which we are expected to adhere to and advocate. These principles of ethical business conduct encompass rules regarding both individual and peer responsibilities, as well as responsibilities to our shareholders and the public. The CEO, CFO, and all employees are expected to abide by this Code. Any violations of our Finance Code of Professional Conduct may result in disciplinary action, up to and including termination of employment.

We are required to disclose any amendment to, or waiver from, a provision of our Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure, as permitted by applicable SEC rules. Any such disclosure will be posted to our website within four business days following the date of any such amendment to, or waiver from, a provision of our Code of Ethics.

Compensation Committee Interlocks and Insider Participation

None of the Company’s executive officers have served as a member of the compensation committee (or other board committee performing similar functions) of any entity of which a member of the Company’s Compensation Committee was an executive officer, nor did any of the Company’s executive officers serve as a member of the compensation committee (or other board committee performing similar functions or, in the absence of such a committee, the entire Board of Directors) of any entity for which any of the Company’s Directors served as an executive officer.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Background and Compensation Philosophy

Our Compensation Committee consists of Lilian Jiang, Yuan Gong, Jing Cao and Kunshan Wang, all independent directors.  The Compensation Committee and, prior to its establishment in May 2010, our Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the Board of Directors, or the compensation committee, on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our compensation program for our executive officers and all other employees is designed such that it will not incentivize unnecessary risk-taking. We provide our executive officers with a base salary and, at the discretion of the Compensation Committee, may provide bonuses. Our policy of compensating our executives with a cash salary has served us well. Because of our history of attracting and retaining executive talent, we do not believe it is necessary at this time to provide our executives equity incentives, or other benefits in order for us to continue to be successful.

Compensation Policies and Practices as They Related to Risk Management

Our Board of Directors and Compensation Committee have not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The Compensation Committee makes an independent evaluation of appropriate compensation to key employees, with input from management. The Compensation Committee has oversight of executive compensation plans, policies and programs.

Our compensation program for our executive officers and all other employees is designed such that it will not incentivize unnecessary risk-taking. The base salary component of our compensation program is a fixed amount and does not depend on performance. Our cash incentive program takes into account multiple metrics, thus diversifying the risk associated with any single performance metric, and we believe it does not incentivize our executive officers to focus exclusively on short-term outcomes. If we provide equity awards, we intend that they will be subject to vesting to align the long-term interests of our executive officers with those of our stockholders.

Compensation Committee Process

Our Board of Directors and Compensation Committee have not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The Compensation Committee makes an independent evaluation of appropriate compensation to key employees, with input from management. The Compensation Committee has oversight of executive compensation plans, policies and programs.

Tax Implications of Executive Compensation

Under Section 162(m) of the Code, annual compensation in excess of $1,000,000 paid to certain executive officers of a publicly held corporation will not be deductible, unless such compensation is based upon performance objectives meeting certain regulatory criteria or is otherwise excluded from the limitation.

Summary Compensation Table

The following table sets forth the compensation paid or accrued by us to our Chief Executive Officer, President and Chief Financial Officer and each of our other officers. None of their compensation exceeded $100,000 for each of the Company’s last three completed fiscal years.

Name and Principal Position	Fiscal Year	Salary ($) (1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($) (2)
Junfeng Shan, President	2009	5,933	-	-	-	-	-	-	5,933
and CEO
	2008	4,097	-	-	-	-	-	-	4,097
	2007	4,022	-	-	-	-	-	-	4,022
Xiaofang Xue, CFO	2009	1,751	-	-	-	-	-	-	1,751
	2008	-	-	-	-	-	-	-	-
	2007	-	-	-	-	-	-	-	-
Shidian Shan, VP	2009	4,187	-	-	-	-	-	-	4,187
	2008	3,618	-	-	-	-	-	-	3,618
	2007	3,477	-	-	-	-	-	-	3,477
Yongping Shan, VP	2009	5,589	-	-	-	-	-	-	5,589
	2008	3,722	-	-	-	-	-	-	3,722
	2007	3,548	-	-	-	-	-	-	3,548
Yunqing Wu, VP	2009	1,391	-	-	-	-	-	-	1,391
	2008	-	-	-	-	-	-	-	-
	2007	-	-	-	-	-	-	-	-

(1)
The salary presented was converted into U.S. dollars from RMB at a conversion rate of RMB 6.83 for the year ended December 31, 2009. Our named executive officers reside in China and therefore may receive their annual compensation in RMB.

(2)	Reflects total compensation converted into U.S. Dollars, provided by the PRC operating companies for the years ended December 31, 2009 and 2008, respectively.

Grants of Plan-Based Awards

None.

Outstanding Equity Awards at Fiscal Year-End

None.

Option Exercise and Stock Vested

None.

Pension Benefits

We do not sponsor any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not maintain any non-qualified defined contribution or deferred compensation plans.

Director Compensation

None of the directors received compensation for their respective services rendered to the Company for the year ended December 31, 2009.

Equity Compensation Plan Information

We have not established equity based incentive program and have not granted stock based awards as a component of compensation. In the future, we may adopt and establish an equity incentive plan pursuant to which awards may be granted if our Compensation Committee determines that it is in the best interests of our stockholders and the Company to do so.

Outstanding Equity Awards at Fiscal Year End

For the year ended December 31, 2009, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan, although we anticipate that we will compensate our officers and directors for services to us with stock or options to purchase stock, in lieu of cash.

Executive Employment Agreements and Potential Payments upon Termination or a Change of Control

Employment Agreements

The following employment terms were entered into by the Company and Junfeng Shan, Xiaofang Xue, Shidian Shan, Yunqing Wu and Yongping Shan pursuant to employment agreements dated of May 24, 2010. The terms for the employment agreements are three years until April 30, 2013.

Prior to this offering, Jinzheng was a private limited company organized under the laws of the PRC, and in accordance with PRC regulations, the salary of our executives was determined by our shareholders. Mr. Junfeng Shan, our Chairman and Chief Executive Officer, Ms. Xiaofang Xue, our Chief Financial Officer, and our VPs, Mr. Shidian Shan, Mr. Yunqing Wu, and Mr. Yongping Shan, have executed employment agreements which provide for  the following annual salaries:

Name	Annual Salary
Junfeng Shan	RMB 180,000 (approximately $26,354)

Xiaofang Xue	RMB 120,000 (approximately $17,569)

Shidian Shan	RMB 120,000 (approximately $17,569)

Yunqing Wu	RMB 120,000 (approximately $17,569)

Yongping Shan	RMB 120,000 (approximately $17,569)

Other than the salary and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers at this time. Our executive officers may receive performance bonuses at the discretion of the Compensation Committee. We do not provide retirement benefits (other than a state pension scheme in which all of our employees in China participate).

According to the employment agreements, each of our executive officers has agreed that he or she will not, during the term of his employment, and for a period of one (1) year thereafter the termination of employment, either directly or indirectly, engage in any business, with or for any company, enterprise, institution, organization or other legal entity, which is in competition with the Duck Business. The term “Duck Business” includes duck feeding, duck breeding, duck feed production, duck slaughtering, cold storage, and sale of duck food.

Severance and Change of Control Payments

In the event of termination of employment without cause, employees are entitled to a maximum of one year’s salary pursuant to their employment agreements.  The agreements do not provide for any payments in the event of a change of control.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of October 29, 2010 the number of shares of our common stock beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of the Company’s common stock; (ii) each director; (iii) each of the named executive officers in the Summary Compensation Table; and (iv) all directors and executive officers as a group. As of October 29, 2010, we had 2,030,457 shares of common stock issued and outstanding.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the shares indicated. Unless otherwise noted, the principal address of each of the stockholders, directors and officers listed below is c/o Daokou Industry Park, Yingli Town, Shouguang, Shandong, China, 262717.

All share ownership figures include shares of our common stock issuable upon securities convertible or exchangeable into shares of our common stock within sixty (60) days of October 29, 2010, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person .

	Number of Shares	Percentage of
Name of Beneficial Owner	Beneficially Owned	Class Owned (%)
Officers and Directors
Junfeng Shan	1,797,000	88.5%
Xiaofang Xue	0	*
Shidian Shan	0	*
Yunqing Wu	0	*
Yongping Shan	0	*
Lilian Jiang	0	*
Yuan Gong	0	*
Jing Cao	0	*
Kunshan Wang	0	*
All executive officers and directors as a group (9 persons)	1,797,000	88.5%

* Indicates less than 1%.

Changes of Control

There are currently no arrangements which could result in a change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions With Related Persons

During the nine months ended September 30, 2010, Mr. Junfeng Shan, our Chairman and Chief Executive Officer, paid $290,997 on behalf of the Company for professional services and expenses relating to this offering, including auditing and legal services. This loan from Mr. Junfeng Shan is interest free and has no fixed term of repayment. As of September 30, 2010, $290,997 was outstanding.

Shouguang Jintai Construction Co., Ltd. (“Jintai”) is a related party to the Company. Mr. Junfeng Shan owns a majority of the capital stock of Jintai. We had an outstanding loan of $462,313 and $452,908 to Jintai as of September 30, 2010 and December 31, 2009, respectively. The loan is interest free and has no fixed term of repayment.

During 2008, the Company signed two construction contracts totaling $291,792 (RMB 2,000,000) with Jintai for an animal feed storage facility improvement and construction of a marsh gas facility.  As of December 31, 2008, the Company prepaid $237,810 (RMB 1,630,000) on these contracts.  These improvements and construction of facilities were completed and in use in December 2009 and the amount of $29,179 (RMB  200,000) was paid to Jintai in 2009.

The Company transferred the lease for a salt field to Jintai in 2007 for a consideration of $640,435 which was the prepayment made to the lessee by us in prior periods. As of September 30, 2010, Jintai has paid approximately $290,000 (RMB2,000,000). It is expected to pay the amount by the end of 2010.

On March 25, 2010, Beijing CMJM, our wholly-owned subsidiary, entered into a series of agreements (the “VIE Agreements”) with Jinzheng and Jinzheng Stockholders, which agreements include the Exclusive Technical Consulting Service Agreement, the Operating Agreement, the Equity Interest Pledge Agreement, the Exclusive Equity Interest Purchase Agreement and the Power of Attorney. Pursuant to the VIE Agreements, Beijing CMJM obtained the ability to direct the operations of Jinzheng and to receive a majority of the residual returns. Jinzheng is affiliated with us. Mr. Junfeng Shan, our chairman and chief executive officer and controlling shareholder, directly owns 89.85% of the capital stock of Jinzheng. With the effectiveness of the VIE contract, for the period from March 25 to September 30, 2010, the approximate dollar value of the total amount involved in the transaction was $2.1 million, and, based solely on his ownership interest in Jinzheng, Mr. Shan’s interest in the transaction was approximate $1.9 million.

Review, Approval or Ratification of Transactions with Related Parties

All ongoing and future transactions between us and any of our officers and directors and their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by the Nominating and Corporate Governance Committee (whose members are “independent” directors) and by a majority of our disinterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested (“independent”) directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. We will not enter into a business combination or invest alongside any of our directors, officers, any affiliate of ours or of any of our directors or officers or a portfolio company of any affiliate of our directors or officers.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 200,000,000 shares, par value $0.001 per share, consisting of 180,000,000 shares of common stock and 20,000,000 shares of preferred stock.

Common Stock

As of October 29, 2010, we had 2,030,457 shares of common stock issued and outstanding.

Dividend Rights

The holders of outstanding common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that the Board of Directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, as amended and restated. Any action other than the election of directors shall be authorized by a majority of the votes cast, except where the Nevada Corporation Law prescribes a different percentage of votes and/or exercise of voting power.

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive rights, and shares of our common stock are not convertible or redeemable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, our assets legally available for distribution to our stockholders are distributable ratably among the holders of common stock.

Preferred Stock

No shares of preferred stock are outstanding. The Board of Directors has discretion to issue one or more series of preferred stock with such designations, rights and preferences as they may determine, in their sole discretion.

Anti-Takeover Provisions

Our articles of incorporation and bylaws contain certain provisions that may have the effect of entrenching our existing board members, delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the Board of Directors. These provisions include:

•
Blank Check Preferred Stock. Our articles of incorporation provide that our Board of Directors may issue, without further stockholder approval, up to 20,000,000 shares of preferred stock in one or more series with such rights, preferences and designations as determined by the Board of Directors.

•
Special Meetings of Shareholders. Our bylaws provide that, unless otherwise prescribed by the statute, special meetings of the stockholders can only be called by our Chief Financial Officer or President or by a majority of the directors.

•
Contracts and Transactions with Interested Directors and Officers. We may enter into a contract or a transaction with our directors or officers or any other corporation, firm, association, or entity in which one or more of our directors or officers are financially interested if: (a) the fact of such relationship or interest is disclosed or known to our Board of Directors or committee which authorizes, approves, or ratifies the contract or transaction in good faith by vote or consent sufficient for the purpose without counting the votes or consents of such interested director; (b) the fact of such relationship or interest is disclosed or known to the stockholders entitled to vote and they authorize, approve, or ratify such contract or transaction by vote or written consent; (c) the fact of the common directorship, office or financial interest is not disclosed or known to the director or officer at the time the transaction is brought before our Board of Directors for action; or (d) the contract or transaction is fair and reasonable to the Company at the time it is approved. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or committee thereof which authorizes, approves, or ratifies such contract or transaction.

•	Amendment of Bylaws . Our bylaws may be amended by our Board of Directors without shareholder approval.

•
Authorized but Unissued Shares. Our Board of Directors may cause us to issue our authorized but unissued shares of common stock in the future without stockholders’' approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

We have opted out of the Combinations with Interested Stockholders provisions contained in Sections 78.411 through 78.444, inclusive of the Nevada Revised Statute and the Acquisition of Controlling Interest provisions contained in Sections 78.378 through 78.3793, inclusive of the Nevada Revised Statute.

Transfer Agent and Registrar

The Transfer Agent and Registrar for shares of our common stock is Continental Stock Transfer & Trust Company. Our Transfer Agent and Registrar’s telephone number is (212) 509- 4000, and its address is 17 Battery Place, 8th Floor, New York, NY 10004.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. When a public market develops, future sales of substantial amounts of our common stock in the public market could adversely affect market prices. After the date of this prospectus, we will have                  shares of common stock issued and outstanding.

Approximate Number of Shares Eligible for Future Sale (1)	Date
After the date of this prospectus, freely tradable shares sold in this offering.

(1)           Assumes the underwriters’ over-allotment to purchase additional shares is not exercised.

Rule 144

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner, except if the prior owner was one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding (which will equal approximately shares immediately after this offering); or

•
the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, assuming that our common stock is trading at such time.

Sales by a person deemed to be our affiliate under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, Rule 701 of the Securities Act, as currently in effect, provides that any of our directors, executive officers, employees, consultants or advisors who purchased shares of our common stock in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell those shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions provided in Rule 144, including the holding period requirements. However, all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

All of our directors and officers have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of the underwriter for a period of 12 months, subject to a possible extension under certain circumstances, after the date of this prospectus. These agreements are described below under “Underwriting.”

TAXATION

The following sets forth the material PRC and U.S. federal income tax consequences of an investment in our common shares. It is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our common share, such as the tax consequences under state, local and other tax laws.

People’s Republic of China Taxation

In 2007, the PRC National People’s Congress enacted the new Enterprise Income Tax Law, which became effective on January 1, 2008. The new Enterprise Income Tax Law imposes a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and levies a withholding tax rate of 10% on dividends payable by Chinese subsidiaries to their foreign shareholders unless any such foreign shareholders’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. Under the new Enterprise Income Tax Law, enterprises established outside China but deemed to have a “de facto management body” within the country may be considered “resident enterprises” for Chinese tax purposes and, therefore, may be subject to an enterprise income tax rate of 25% on their worldwide income. Pursuant to the implementation rules of the new Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management control over the business, personnel, accounts and properties of the enterprise. Although substantially all members of our management are located in China, it is unclear whether Chinese tax authorities would require (or permit) us to be treated as PRC resident enterprises. If we are deemed a Chinese tax resident enterprise, we may be subject to an enterprise income tax rate of 25% on our worldwide income, excluding dividends received directly from another Chinese tax resident. As a result of such changes, our historical tax rates will not be indicative of our tax rates for future periods and the value of our common shares may be adversely affected. See “Risk Factors — Risks Associated With Doing Business in China— The newly enacted PRC tax law affects tax exemptions on dividends received by us and increases the enterprise income tax rate applicable to us.

 United States Federal Income Tax Consequences

The following is a discussion of certain material U.S. federal income tax consequences of purchasing, owning and disposing of our common shares. This discussion does not purport to be a comprehensive description of all of the U.S. tax considerations that may be relevant to a particular person’s decision to acquire our common shares (including any state, local, other U.S. or non-U.S. tax consequences of the ownership of our common shares).

This discussion applies only to those holders that hold our common shares as capital assets for U.S. tax purposes (generally, for investment). This section does not apply to holders that may be subject to special tax rules, including but not limited to:

•	dealers in securities or currencies;

•	banks, insurance companies or certain financial institutions;

•	tax-exempt organizations;

•	regulated investment companies or real estate investment trusts;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons who hold or receive our common shares as compensation; or

•	holders that hold our common shares as part of a straddle, hedging or conversion transaction.

This section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”, its legislative history, existing and proposed U.S. Treasury Department regulations, published rulings and other administrative guidance of the U.S. Internal Revenue Service (the “IRS”) and court decisions, all as in effect on the date hereof. These laws and other authorities are subject to change or different interpretation by the IRS or a court, possibly on a retroactive basis.

You are a “U.S. holder” if you are a beneficial owner of our common shares and you are:

•	a citizen or resident of the United States for federal income tax purposes;

•
a corporation, or other entity treated as a domestic corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust, if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable U.S. Treasury Department regulations to be treated as a United States person.

You are a “non-U.S. holder” if you are a beneficial owner of our common shares and you are not a U.S. holder or a partnership, or other entity treated as a partnership for U.S. federal income tax purposes.

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of our common shares, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our common shares that is a partnership and partners in such a partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of our common shares.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES IN YOUR PARTICULAR SITUATION.

U.S. Holders

Taxation of Distributions on Our Common Shares

Distributions (if any) made to U.S. holders on our common shares generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed our current and accumulated earnings and profits, the excess will constitute a return of capital that is applied against and reduces (but not below zero) the U.S. holder’s adjusted tax basis in our common shares, and then will be treated as gain from the sale of our common shares.

Any dividends we pay to a U.S. holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends-received deduction if the applicable holding period and other requirements are satisfied. For taxable years beginning on or before December 31, 2010, certain “qualified dividend income” will be taxable to a non-corporate U.S. holder at the special reduced rates normally applicable to capital gains (subject to certain limitations), provided that the U.S. holder receiving the dividend satisfies applicable holding period and other requirements.

Taxation of Sale, Exchange or Other Taxable Disposition of Our Common Shares

In general, a U.S. holder must treat any gain or loss recognized upon a sale, taxable exchange, or other taxable disposition of our common shares as capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the common shares so disposed of exceeds one year. In general, a U.S. holder will recognize gain or loss in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. holder’s adjusted tax basis in the common shares so disposed of. Long-term capital gain recognized by a non-corporate U.S. holder generally will be subject to a maximum tax rate of 15 percent for tax years beginning on or before December 31, 2010, after which the maximum long-term capital gains tax rate is scheduled to increase to 20 percent. The deduction of capital losses is subject to various limitations.

Non-U.S. Holders

Taxation of Distributions on Our Common Shares

Distributions (if any) made to non-U.S. holders on our common shares will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed our current or accumulated earnings and profits, the excess will constitute a return of capital that is applied against, and will reduce, a non-U.S. holder’s basis in our common shares, but not below zero, and then will be treated as gain from the sale of our common shares.

Dividends paid to a non-U.S. holder on our common shares generally will be subject to withholding of U.S. federal income tax at a 30% rate, or any lower rate that may be specified by an applicable income tax treaty. To receive a reduced treaty rate, you must complete IRS Form W-8BEN (or substitute form), certify under penalty of perjury that you are eligible for benefits under the applicable treaty, and provide other additional information as required. You must periodically update the information on such forms. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. In addition, U.S. Treasury Department regulations provide special procedures for payments of dividends through certain intermediaries.

Dividends that (1) are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States; and (2) if an income tax treaty applies, are attributable to a permanent establishment, or, if the non-U.S. holder is an individual, a fixed base in the United States, as provided in the applicable treaty, are not subject to U.S. federal withholding tax, provided that the non-U.S. holder satisfies certain certification and disclosure requirements, including providing us with a properly executed IRS Form W-8ECI, for effectively connected income, or W-8BEN, for treaty benefits, or such successor form as the IRS designates. In such cases, dividends are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. In addition, a “branch profits tax” may be imposed at a 30% rate (or any lower rate that may be specified by an applicable income tax treaty) on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund together with the required information with the IRS.

Taxation of Sale, Exchange or Other Taxable Disposition of Our Common Shares

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain recognized on a sale or other disposition of our common shares unless one of the following applies:

•
the gain is effectively connected with your conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment or fixed base you maintain in the United States; in these cases, you will be taxed on the net gain derived from the sale under the regular graduated U.S. federal income tax rates, unless an applicable treaty provides otherwise; if you are a foreign corporation, you will be taxed on your net gain under regular graduated U.S. federal income tax rates and, in addition, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for specified items, unless you qualify for a lower rate under an applicable income tax treaty and demonstrate that you so qualify; or

•
if you hold our common shares as a capital asset and you are a non-resident alien individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and you meet certain other conditions; in this case, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. capital losses, notwithstanding the fact that you are not considered a resident of the United States.

Information Reporting and Backup Withholding

Under U.S. Treasury Department regulations, we must report annually to the IRS and to you the gross amount of dividends we paid to you and the tax withheld with respect to such dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding also may be required to be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

Backup withholding, currently imposed at a rate of 28%, may apply to payments of dividends by us. If you are a U.S. holder, backup withholding will apply to you if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your federal income tax returns. Certain U.S. holders (including, among others, corporations) are not subject to backup withholding.

If you are a non-U.S. holder, and you fail to certify under penalties of perjury and in accordance with applicable U.S. Treasury Department regulations that you are a non-U.S. holder (and we do not have actual knowledge or reason to know that you are a U.S. person as defined under the Code) you may be subject to backup withholding.

The payment of proceeds to you on your sale or other disposition of our common shares by or through a U.S. office of any broker, U.S. or non-U.S., is subject to both backup withholding and information reporting, unless you certify under penalties of perjury that you are a non-U.S. holder (and we do not have actual knowledge or reason to know that you are a U.S. person as defined under the Code), or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to a payment to you of proceeds on your sale or other disposition of our common shares by or through a non-U.S. office of a non-U.S. broker. If, however, the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, as defined in the Code, a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the U.S., or a foreign partnership with particular U.S. connections, such payments will be subject to information reporting, but generally not backup withholding, unless:

•	the broker has documentary evidence in its records that you are a non-U.S. holder and other specified conditions are met; or

•	you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, if any, if the required information is timely furnished to the IRS.

The foregoing discussion of United States Federal Income Tax Consequences does not address all aspects of U.S. federal income taxes and does not deal with all tax considerations that may be relevant to holders in light of their personal circumstances or particular situations and is not based on an opinion of counsel. Accordingly, you should consult your own tax advisor with respect to the federal, state, local and non-U.S. tax consequences of your ownership and disposition of our common shares in light of your particular tax situation.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement, dated             , 2010, by and among us and Rodman & Renshaw, LLC and Newbridge Securities Corporation, who are acting as the representatives of the underwriters of this offering, each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of shares of common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares
Rodman & Renshaw, LLC
Newbridge Securities Corporation

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares are subject to the passing upon certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations and other matters.

The shares should be ready for delivery on or about                  , 2010 against payment in immediately available funds. The underwriters may reject all or part of any order.

Commissions and Discounts

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Corporate finance fee (1)	$	$
Proceeds, before expenses, to us (2)	$	$

(1)	The corporate finance fee of 2.0% of the gross proceeds of the offering is not payable with respect to the shares of common stock sold upon exercise of the underwriters’ over-allotment option.

(2)	We estimate that the total expense of this offering excluding the underwriters’ discount and the non-accountable expense allowance, will be approximately $ .

Pricing of Securities

The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $      per share. The underwriters may also allow, and such dealers may re-allow, a concession not in excess of $      per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

Prior to this offering, there was no public market for our common stock. The public offering price of our common stock was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price of the common stock included:

•	the information in this prospectus and otherwise available to the underwriters;

•	the history and the prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the general condition of the economy and the securities markets in the United States at the time of this offering;

•	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

•	other factors as were deemed relevant.

 We have applied to have our common stock listed on NASDAQ under the symbol “ZHIC.” We cannot be sure that the public offering price will correspond to the price at which our common stock will trade in the public market following this offering or that an active trading market for our common stock will develop and continue after this offering.

Over-allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of                additional shares of common stock for the purpose of covering over-allotments which may occur during the distribution and sale of the shares of common stock, If this option is exercised in full, the total price to the public will be $            . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriters’ initial amount reflected in the table above.

Underwriters’ Warrants

We have issued to the underwriters  share purchase warrants (the “Underwriters’ Warrants”) covering a number of shares of common stock of common stock equal to ten percent (10.0%) of the total number of shares of common stock being sold in the offering, including shares of common stock subject to the over-allotment option.  The Underwriters’ Warrants are non-exercisable for six (6) months after the date of the closing of the offering and expire five (5) years after such date.  The Underwriters’ Warrants are exercisable at a price equal to $              per share (130% of the public offering price) in connection with the offering.  The Underwriters’ Warrants shall not be redeemable. The shares of common stock underlying the Underwriters’ Warrants are being registered by us under the Securities Act concurrently with the offering.  The Underwriters’ Warrants may not be transferred, assigned or hypothecated for a period of six (6) months following the closing of the offering, except that they may be assigned, in whole or in part, to any successor, officer, manager or member of the underwriters (or to officers, managers or members of any such successor or member), and to members of the underwriting syndicate or selling group.  The Underwriters’ Warrants may be exercised as to all or a lesser number of underlying shares of common stock, provide for cashless exercise and demand registration rights for a period of five (5) years after the closing of this offering at the warrant holders’ expense, and unlimited piggyback registration rights for a period of five (5) years after the closing of this offering at our expense.

Other Terms

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the SEC, indemnification liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

Stabilization

Until the distribution of the shares of common stock offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our shares of common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of shares of common stock in excess of the number of shares of common stock the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.

•
Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•
Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the shares of common stock originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our common stock. These transactions may occur on NASDAQ or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

A prospectus in electronic format may be made available on a website maintained by the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of shares of common stock offered by this prospectus to accounts over which they exercise discretionary authority.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the common stock in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and none of this prospectus or any other offering material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell common stock offered hereby in certain jurisdictions outside the United States, either directly or indirectly or through affiliates, where they are permitted to do so.

Australia

If this document is issued or distributed in Australia, it is issued or distributed to “wholesale clients” only, not to “retail clients.”  For the purposes of this paragraph, the terms “wholesale client” and “retail client” have the meanings given in section 761 of the Australian Corporations Act 2001 (Cth).  This document is not a disclosure document under the Australian Corporations Act, has not been lodged with the Australian Securities & Investments Commission and does not purport to include the information required of a disclosure document under the Australian Corporations Act.  Accordingly, (i) the offer of securities under this document is only made to persons to whom it is lawful to offer such securities under one or more exemptions set out in the Australian Corporations Act, (ii) this document is only made available in Australia to those persons referred to in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that, by accepting this offer, the offeree represents that the offeree is such a person as referred to in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this document.

China

This prospectus has not been and will not be circulated or distributed in the prc, and common stock may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the prc except pursuant to applicable laws and regulations of the PRC.

United Arab Emirates

The offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”).

The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No.8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise.  The securities offered hereby may not be offered to the public in the UAE and/or any of the free zones, including, in particular, the DIFC.

The securities offered hereby may be offered and issued only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned, including, in particular, the DIFC.

The company represents and warrants that the securities offered hereby will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, including, in particular, the DIFC.”

Dubai

The issuer is not licensed by the Dubai Financial Services Authority (“DFSA”) to provide financial services in the Dubai International Financial Centre (“DIFC”).  The offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the DFSA, a regulatory of the DIFC.

The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No.8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise.  The securities offered hereby may not be offered to the public in the UAE and/or any of the free zones, including, in particular, the DIFC.

The securities offered hereby may be offered and issued only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned, including, in particular, the DIFC.

The company represents and warrants that the securities offered hereby will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, including, in particular, the DIFC.

Israel

The common stock offered by this prospectus has not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor has such common stock been registered for sale in Israel.  The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus.  The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock being offered.  Any resale, directly or indirectly, to the public of the common stock offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Pakistan

The investors / subscribers in Pakistan will be responsible for ensuring their eligibility to invest under the applicable laws of Pakistan and to obtain any regulatory consents if required for such purpose.

Saudi Arabia

No offering of shares is being made in the kingdom of saudi arabia, and no agreement relating to the sale of the shares will be concluded in Saudi Arabia.  This document is provided at the request of the recipient and is being forwarded to the address specified by the recipient.  Neither the agent nor the offering have been licensed by the Saudi's Securities and Exchange Commission or are otherwise regulated by the laws of the kingdom of Saudi Arabia.

Therefore, no services relating to the offering, including the receipt of applications and/or the allotment of the shares, may be rendered within the kingdom by the agent or persons representing the offering.

United Kingdom

The content of this Memorandum has not been issued or approved by an authorised person within the meaning of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”).  Reliance on this Memorandum for the purpose of engaging in any investment activity may expose an Investor to a significant risk of losing all of the property or other assets invested.  This Memorandum does not constitute a Prospectus within the meaning of the FSMA and is issued in reliance upon one or more of the exemptions from the need to issue such a prospectus contained in section 86 of the FSMA.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by McLaughlin & Stern LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, Washington, DC. In addition, certain legal matters relating to PRC law in connection with this offering will be passed upon for us by B&D Law Firm, Beijing and by the underwriters by Team-Run Law Firm. Pillsbury Winthrop Shaw Pittman LLP may rely upon Team-Run Law Firm with respect to matters governed by PRC Law.

EXPERTS

Our financial statements as of and for the years ended December 31, 2009 and 2008 included in this prospectus and in the registration statement have been audited by EFP Rotenberg, LLP, an independent registered public accounting firm, as stated in its reports appearing herein.  Certain information included in this prospectus and the registration statement under “Industry Overview” has been provided by by Zero Power Intelligence Co. Ltd. a consulting firm engaged by the Company.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits of the registration statement. For further information with respect to us and the securities being offered under this prospectus, we refer you to the registration statement, including the exhibits and schedules thereto.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

INDEX TO COMBINED FINANCIAL STATEMENTS

Page
Financial Statements as of December 31, 2009 and 2008 for Zheng Hui Industry Corporation and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets for Zheng Hui Industry Corporation and Subsidiaries as of December 31, 2009 and 2008 (Audited)	F-3
Combined Statements of Income and Comprehensive Income for Zheng Hui Industry Corporation and Subsidiaries for the years ended December 31, 2009 and 2008 (Audited)	F-4
Combined Statements of Cash Flows for Zheng Hui Industry Corporation and Subsidiaries for the years ended December 31, 2009 and 2008 (Audited)	F-5
Combined Statements of Stockholders’ Equity for Zheng Hui Industry Corporation and Subsidiaries for the years ended December 31, 2009 and 2008 (Audited)	F-6
Notes to Combined Financial Statements	F-7 – F-27

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Financial Statements as of September 30, 2010 and 2009 for Zheng Hui Industry Corporation and Subsidiaries
Consolidated Balance Sheets for Zheng Hui Industry Corporation and Subsidiaries as of September 30, 2010 and 2009 (Unaudited)	F-28
Consolidated and Combined Statements of Operation and Comprehensive Income for Zheng Hui Industry Corporation and Subsidiaries for the six months ended September 30, 2010 and 2009 (Unaudited)	F-29
Consolidated and Combined Statements of Cash Flows for Zheng Hui Industry Corporation and Subsidiaries for the six months ended September 30, 2010 and 2009 (Unaudited)	F-30
Notes to Consolidated Financial Statements	F-31 – F-43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Zheng Hui Industry Corporation and Subsidiaries

We have audited the accompanying combined balance sheets of Zheng Hui Industry Corporation and Subsidiaries as of December 31, 2009 and 2008, and the related combined statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2009. Zheng Hui Industry Corporation and Subsidiaries’ management is responsible for these financial statements. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Zheng Hui Industry Corporation and Subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The previously issued financial statements have been restated to reflect the non-controlling interest in a subsidiary in the year ended December 31, 2008 and 11 months ended November 30, 2009 as more fully discussed in Note 17.

EFP Rotenberg, LLP
Rochester, New York
June 7, 2010
(October 28, 2010 as to the effects
 of the restatement discussed in Note 17)

Zheng Hui Industry Corporation
Combined Balance Sheets

	December 31, 2009		December 31, 2008
			(Restated)
ASSETS
Current Assets:
Cash and cash equivalents	$2,543,095		$1,720,357
Accounts receivable, net	4,394,548		2,869,970
Inventory	1,438,294		2,721,003
Prepayments	5,043		830,756
Other receivables	825,842		1,595,155
Due from related parties	1,094,934		597,768
Total Current Assets	10,301,756		10,335,009

Property, Plant and Equipment, net	4,535,026		3,979,752
Land Use Right, net	3,900,579		632,622
Due from related parties	-		640,347
Deferred tax assets	32,868		28,346

Total Assets	$18,770,229		$15,616,076
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term loan	$1,901,363		$3,355,607
Accounts payable	1,033,491		1,066,010
Advances from customers	345,196		482,678
Tax payable	985,008		802,349
Accrued expenses	17,537		10,528
Salary payable	122,576		129,490
Dividend payable	-		210,090
Other current liabilities	378,641		331,201
Total Current Liabilities	4,783,812		6,387,953
Long-term loan	230,357		229,786
Total Liabilities	5,014,169		6,617,739

Stockholders’ Equity:
Preferred stock: $0.001 par value, 20,000,000 shares authorized , zero shares issued and outstanding	-		-
Common stock: $0.001 par value, 180,000,000 shares authorized, 2,000,000 shares issued and outstanding	2,000		2,000
Additional paid in capital	4,194,225		3,353,418
Retained earnings	6,920,959		2,106,610
Statutory reserve	1,615,946		938,634
Accumulated other comprehensive income	1,022,930		798,407
Total Zheng Hui Industry Corp. stockholders’ equity	13,756,060		7,199,069
Non controlling interest in VIE	(nil	)	1,799,268
Total Equity	13,756,060		8,998,337

Total Liabilities and Stockholders’ Equity	$18,770,229		$15,616,076

Zheng Hui Industry Corporation
Combined Statements of Operations and Comprehensive Income

For the years ended December 31,	2009 (Restated)	2008 (Restated)

Sales	$36,793,495	$33,381,952
Sales tax and surtax	35,792	27,417
Net sales	36,757,703	33,354,535
Cost of sales	29,299,988	26,501,070
Gross profit	7,457,715	6,853,465

Operating expenses:
Selling expenses	195,572	138,411
General and administrative expenses	705,477	562,139
Bad debt expense	17,799	111,623
Interest expense	201,631	395,621
Loss on disposal of fixed assets	-	169,147
Total operating expenses	1,120,479	1,376,941

Income from operations	6,337,236	5,476,524

Other income
Other income	23,190	36,364
Subsidy income	-	28,726
Total other income	23,190	65,090

Net income before provision for income taxes	6,360,426	5,541,614
Provision for income taxes	1,630,076	1,458,112
Net income	$4,730,350	$4,083,502

Other comprehensive income:
Foreign currency translation adjustment	24,921	426,821
Comprehensive income	$4,755,271	$4,510,323
Less:
Net income attributable to non controlling interest in VIE	814,755	816,700
Other comprehensive income attributable to non controlling interest’s share – foreign currency translation adjustment	8,304	85,364

Total comprehensive income attributable to non controlling interest’s share	823,059	902,064

Net income attributable to stockholders	3,915,595	3,266,802
Other comprehensive income attributable to stockholders – foreign currency translation adjustment	16,617	341,457
Total comprehensive income attributable to stockholders	3,932,212	3,608,259

Basic and diluted earning per common share to stockholders	$1.96	$1.63
Basic and diluted weighted average common shares outstanding	2,000,000	2,000,000

Zheng Hui Industry Corporation
Combined Statements of Cash Flows

For the years ended December 31,	2009	2008
Cash flows from operating activities:
Net income	$4,730,350	$4,083,502
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization expenses	425,594	323,971
Bad debt expense	17,799	111,623
Loss on disposal of fixed assets	-	169,147
Changes in operating assets and liabilities:
Accounts receivable	(1,534,426)	(343,622)
Other receivables	772,862	(90,284)
Prepayments	827,333	(808,195)
Inventory	1,288,781	186,619
Deferred tax assets	(4,450)	(27,906)
Accounts payable	(35,151)	(363,006)
Advance from customers	(138,607)	(162,766)
Tax payable	180,567	(215,059)
Accrued expenses	6,979	(20,144)
Salary payable	(7,234)	20,775
Other current liabilities	46,595	28,128
Net cash provided by operating activities	6,576,992	2,892,783

Cash flows from investing activities:
Acquisition of property, plant and equipments	(936,249)	(743,995)
Payment for land use right	(3,299,057)	-
Net cash used in investing activities	(4,235,306)	(743,995)

Cash flows from financing activities:
Borrowing from (Lending to) related company-net	146,180	(186,721)
Capital contribution	2,452	-
Inception of bank loans	1,900,340	3,303,530
Repayment of bank loans	(3,362,141)	(3,360,982)
Dividends distribution	(210,499)	(1,775,288)

Net cash flows from financing activities	(1,523,668)	(2,019,461)

Net changes in cash and cash equivalents	818,018	129,327
Effect on change of exchange rate	4,720	101,952
Cash and cash equivalents, beginning	1,720,357	1,489,078

Cash and cash equivalents, ending supplementary cash flow information:	$2,543,095	$1,720,357
interest paid	$204,430	$397,200
Income tax paid	$1,644,631	$1,488,750

Non-cash financing activities:
$983,927 receivable from shareholders were waived as dividends distribution in 2008

Zheng Hui Industry Corporation
 Combined Statements of Changes in Stockholders’ Equity (Restated)

						Accumulated
			Additional			other		Non
	Common stock		Paid-In		Retained	comprehensive	Shareholders'	controlling	Total
	Shares	Amount	Capital	Reserve	Earnings	income	equity	interest	equity
		USD	USD	USD	USD	USD	USD	USD	USD
Balance -December 31, 2007	2,000,000	2,000	3,353,418	424,112	309,871	456,950	4,546,351	1,136,089	5,682,440
Net income			-	-	3,266,802	-	3,266,802	816,700	4,083,502
Dividends declared			-	-	(955,541)	-	(955,541)	(238,885)	(1,194,426)
Appropriation to statutory reserve			-	514,522	(514,522)	-	-	-	-
Other comprehensive income:			-	-	-	-	-	-	-
Foreign Currency Translation Adjustment			-	-	-	341,457	341,457	85,364	426,821
Balance -December 31, 2008	2,000,000	2,000	3,353,418	938,634	2,106,610	798,407	7,199,069	1,799,268	8,998,337
Capital Contribution			2,452	-	-	-	2,452	-	2,452
Net income			-	-	3,915,595	-	3,915,595	814,755	4,730,350
Appropriation to statutory reserve			-	473,280	(473,280)	-	-	-	-
Other comprehensive income:			-	-	-	-	-	-	-
Foreign Currency Translation Adjustments			-	-	-	16,617	16,617	8,304	24,921
Acquisition of non controlling interest			838,355	204,032	1,372,034	207,906	2,622,327	(2,622,327)	-
Balance -December 31, 2009	2,000,000	2,000	4,194,225	1,615,946	6,920,959	1,022,930	13,756,060	-	13,756,060

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

Note 1 – Organization and Basis of Presentation

Zheng Hui Industry Corporation (“Zheng Hui” or the “Company”) was incorporated under the laws of the State of Oregon, United States on January 22, 2009 as a corporation. On March 23, 2010, Zheng Hui established a wholly owned subsidiary in Beijing, the Peoples Republic of China (“China”), named Beijing CHENGMUJINMING Technology Service Co., Ltd (“Beijing CMJM”). Other than the equity interest in Beijing CMJM, Zheng Hui does not own any assets or conduct any operations. Beijing CMJM conducts its business through a legal entity located in Shouguang City, Shandong Province, China, named Weifang Jinzheng Poultry Co., Ltd (“Jinzheng”).

Jinzheng was incorporated on April 22, 2002 by Mr. Junfeng Shan, who held 84% of the equity interest, and four other individuals (“minority shareholders”), Baoying Shan, Yimin Sun, Anjun Zheng, and Yongping Shan, who held the remaining 16% of the equity interest. On May 28, 2006, Mr. Junfeng Shan and the minority shareholders made disproportionate additional investments in Jinzheng, As a result of such additional investments, Mr. Junfeng Shan held 80% of the equity interest and each of the minority shareholders held 5% of the equity interest, respectively.  On December 1, 2009, the non-controlling interests were sold by the minority shareholders directly to the new Zheng Hui shareholder group as follows:  Baoying Shan sold 5% of the Jinzheng equity interest to Mr. Junfeng Shan; Yimin Sun sold 4.85% of the Jinzheng equity interest to Mr. Junfeng Shan and sold 0.15% of the Jinzheng equity interest to the current shareholder Yufen Zhang; Anjun Zheng sold 2.9% of the Jinzheng equity interest to Yufen Zhang and sold 2.1% of the Jinzheng equity interest to Yan Wang; and Yongping Shan sold 1.45% of the Jinzheng equity interest to Yan Wang and sold 3.55% of Jinzheng equity interest to Qian Li. After the execution of share transfer agreements, Mr. Junfeng Shan held 89.85% of the total equity, and Yufen Zhang, Yan Wang and Qian Li, the three other individuals have obtained 3.05%, 3.55%, and 3.55% of the equity, respectively (these four individuals consists of “principal shareholders”).

The income attributed to the non-controlling interest was determined as follows: In 2008 a non-controlling interest of 20% existed for the entire year. Therefore, both the net income and other comprehensive income have been calculated as 20% of those components. In 2009 a non-controlling interest existed for 11 months (January 1, 2009 to November 30, 2009). The Company calculated net income and other comprehensive income at November 30, 2009 and 20% of each was attributed to the non-controlling interest and reflected on the December 31, 2009 income statement as such.

Chinese laws and regulations currently do not prohibit or restrict foreign ownership in breeding and food processing businesses. However, Chinese laws and regulations do prevent direct foreign investment in certain industries. On March 25, 2010, to protect Zheng Hui’s shareholders from possible future foreign ownership restrictions, Beijing CMJM, Jinzheng and principal shareholders entered into a series of agreements, as described below (the Exclusive Technical Consulting Service Agreement, the Operating Agreement, the Equity Interest Pledge Agreement, the Exclusive Equity Interest Purchase Agreement and the Power of Attorney).

Under these agreements Beijing CMJM obtained the ability to direct the operations of Jinzheng and to receive a majority of the residual returns (receive 85% of the expected gains of Jinzheng).Therefore, management determined that Jinzheng became a variable interest entity (“VIE”) under the provisions of Financial Accounting Standards Board (“FASB”) ASC 810-10 (Prior authoritative literature: FIN 46R Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51) and Zheng Hui was determined to be the primary beneficiary of Jinzheng. Accordingly, beginning March 25, 2010, Zheng Hui is able to consolidate the assets, liabilities, results of operations and cash flows of Jinzheng in the financial statements. Because the major shareholder group of Zheng Hui and Jinzheng were the same, Zheng Hui and Jinzheng were deemed, until March 25, 2010, to be under the common control.

As the result of the above, the accompanying combined financial statements contain:

•	Through January 22, 2009, the assets, liabilities, results of operations and cash flows of Jinzheng; and

•	For the period from January 22, 2009 through December 31, 2009, the assets, liabilities, results of operations and cash flows of Zheng Hui combined with Jinzheng.

The combined financial statements are prepared as if the reorganization structure was completed on January 1, 2008.

Zheng Hui, its subsidiary, Beijing CMJM, and its VIE-Jinzheng (collectively the “Group”) are principally engaged in the poultry breeding and processing, frozen poultry product distribution, and feed production. The Group distributes products nationally in China.

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

Exclusive Technical Consulting Service Agreement. Pursuant to the Exclusive Technical Consulting Service Agreement between Beijing CMJM and Jinzheng, Beijing CMJM has the exclusive right to provide business consulting and related services provision of advanced management skills to offer a framework for the construction of a new management platform; provision of technology information and materials related to Jinzheng’s business development and operation; training of technical and managerial personnel for Jinzheng and provision of required training documents (the “Services”). Under this agreement, BI CMJM owns the intellectual property rights arising from the performance of the Services, including, but not limited to, copyrights, patent, know-how and commercial secrets, whether developed by Beijing CMJM or Jinzheng. Jinzheng pays 85% of its annual net profit to Beijing CMJM on a semi-annual basis as consulting service fee. The remaining 15% of annual net profits is restricted by the Equity Interest Pledge Agreement, which entitles Beijing CMJM to collect dividends from Jinzheng during the term of the pledge. Because the pledge remains in effect to guarantee payment under the Exclusive Technical Consulting Service Agreement, the principal shareholders will not have any right to receive any dividends from Jinzheng if they are declared.   The consulting service agreement is in effect for a term of 10 years starting from March 25, 2010 unless previously terminated. This agreement may be renewed for one or more 10-year terms upon notice by Beijing CMJM.

Operating Agreement. Pursuant to the Operating Agreement among Beijing CMJM, Jinzheng and the principal shareholders, Beijing CMJM provides full guarantee for the performance of contracts, agreements or transactions executed by Jinzheng related to Jinzheng’s business. Jinzheng, in return, agrees to pledge the whole receivables and assets to Beijing CMJM. In addition, Jinzheng agrees that without the prior consent of Beijing CMJM, Jinzheng will not engage in any transactions that could materially affect the assets, obligations, rights or the business of Jinzheng, including, without limitation, (a) borrowing money from a third party or assuming any debt, (b) selling to or acquiring from any third party any assets or rights, including without limitation, any intellectual property rights, (c) providing any real guaranty for any third party with its assets or intellectual property rights, (d) assigning to any third party its business agreements. Moreover, Jinzheng agrees to accept the corporate policy advice and guidance provided by Beijing CMJM on Jinzheng’s daily operations, financial management and employment issues. The principal shareholders shall appoint the candidates recommended by Beijing CMJM to Jinzheng’s board of directors. Beijing CMJM has the right to appoint personnel to high level managerial positions of Jinzheng, including General Manager, Chief Financial Officer and other senior officers. The term of this agreement is 10 years from March 25, 2010 unless previously terminated. The agreement can be renewed for additional 10-year periods at Beijing CMJM’s written request. Beijing CMJM may terminate the agreement at any time upon thirty (30) days written notice to Jinzheng.

Equity Interest Pledge Agreement. Under the Equity Interest Pledge Agreement between the principal shareholders and Beijing CMJM, the principal shareholders pledged all of their equity interests in Jinzheng to Beijing CMJM to guarantee Jinzheng’s consulting fees payment to Beijing CMJM. During the Event of Default, Beijing CMJM, as pledgee, will be entitled to certain rights, including but not limited to the right to sell the pledged equity interests. The principal shareholders agree that without Beijing CMJM’s prior written consent, they will not transfer any equity interest, create or permit to exist any pledge that may damage Beijing CMJM’s rights or interests in the pledged equity interests, or cause Jinzheng’s meeting of stockholders or board of directors to pass any resolutions about the sale, transfer, pledge or other disposal of the lawful right to derive income from any equity interest in Jinzheng or about the permission of the creation of any other security interests thereon. The term of this agreement is the same as the longest of the Service Agreements. If the term of any Service Agreement is renewed, the term of this agreement will extend accordingly.

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

Exclusive Equity Interest Purchase Agreement. Under the Exclusive Equity Interest Purchase Agreement between Jinzheng, the principal shareholders and Beijing CMJM, the principal shareholders irrevocably, unconditionally and exclusively granted Beijing CMJM a purchase option (the “Purchase Option”) whereby, to the extent permitted under Chinese law, Beijing CMJM has the right to request the principal shareholders transfer, to it or its designated entity or person, the total equity interests held by them in the registered capital of Jinzheng, which as a group equals 100% of the outstanding equity of Jinzheng. Beijing CMJM has sole discretion to decide the specific time, method and number of the exercise of the Purchase Option. At the time of each exercise of the Purchase Option by Beijing CMJM, the total consideration to be paid to principal shareholders shall be determined through negotiation according to the evaluation of the Equity Interest by the relevant qualified institute and it shall be the lowest price permitted under China law. The term of this agreement is 10 years from March 25, 2010 unless previously terminated. The agreement can be renewed for additional 10-year periods at Beijing CMJM’s written request.

Power of Attorney. Pursuant to the Power of Attorney, each of the principal shareholders agree to irrevocably entrust Beijing CMJM with his stockholder voting rights and other stockholder rights for representing him to exercise such rights at the stockholders’ meeting of Jinzheng in accordance with applicable laws and its Article of Association, including, but not limited to, the right to sell or transfer all or any of his equity interest in Jinzheng, and appoint and vote for the directors and Chairman as the authorized representative of the principal shareholders. The term of each Proxy and Voting Agreement is as long as each of the principal shareholders is a shareholder of Jinzheng from March 25, 2010.

As of May 21, 2010, Zheng Hui Industry Corporation was reincorporated from Oregon to Nevada.

Note 2 – Summary of Significant Accounting Policies

(a)	Basis of Presentation

The combined financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The accompanying combined financial statements include the combined assets, liabilities, revenues, expenses and cash flows of Jinzheng and Zheng Hui as of and for the years ended December 31, 2009 and 2008 (See Note 1). All inter-company transactions and balances are eliminated upon consolidation.

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

(b)	Cash and Cash Equivalent

Cash and cash equivalents include cash on hand and demand deposits with banks with an original maturity of three months or less. The Group maintains cash with high credit quality financial institutions in the United States and in China.

(c)	Account Receivable

Account Receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts.  An estimate for doubtful accounts is made when collection of the full amount is no longer probable.  Bad Debts are written off as incurred.  The Group monitors exposure to credit losses and maintains allowances for anticipated losses considered necessary under the circumstances.

(d)	Inventory

Inventory consists of breeder ducks, feed, processed poultry, and packaging supplies. Breeders are stated at the lower of cost or market, less accumulated amortization. The costs associated with breeders are mainly feed cost and labor costs, which are accumulated up to the production stage and amortized over their productive lives which is twelve months using the straight line method.

Other inventory is valued at the lower of cost (using the weighted average method) or net realizable value.  Cost includes all costs to acquire and other costs incurred in bringing the inventories to their present location and condition.  The Group evaluates the net realizable value of its inventories on a regular basis and records a provision for loss to reduce the computed weighted-average cost.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completing, selling expenses and related taxes.

(e)	Land Use Right

According to the laws of China, the government owns all the land in China.  Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government.  Land use rights would be amortized using the straight-line method over the lease term of 50 years.

(f)	Property, Plant and Equipment

Fixed assets are stated at cost.  The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period of disposition.

Impairment losses are recorded on fixed assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. There were no impairment losses in 2009 or 2008.

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

Depreciation is computed using the straight-line method over the estimated useful lives of assets, net of the estimated residual values.  The useful lives for property, plant and equipment are as follows:

Buildings and leasehold improvements	20 years
Plant and machinery	10 years
Office equipment and furnishing	5 years
Motor vehicles	5 years

(g)	Construction in Progress

Construction in Progress represents direct costs of construction or acquisition and design fees incurred.  Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment assets when substantially all the activities necessary to prepare the assets for their intended use are completed.  No depreciation is provided until it is completed and ready for intended use.

(h)	Accounting for the impairment of long-lived assets

The long-lived assets held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is done by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the reporting periods, there was no impairment loss.

(i)	Statutory Reserves

According to the Articles of Incorporation, the Beijing CMJM and Jinzheng are required to transfer a certain portion of its net profit, as determined under China accounting regulations, from current net income to the statutory reserve fund, which is restricted for dividend distribution.

(j)	Income Taxes

The Group accounts for income tax using an assets and liability approach and allows for recognition of deferred tax benefits in future years.  Under the assets and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose.  A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or that future realization is uncertain.

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

(k)	Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions.  Parties are also considered to be related if they are subject to common control or common significant influence.  Related parties may be individuals or corporate entities.

(l)	Foreign Currency Translation

The accompanying financial statements are presented in United States Dollars (USD). While the financial reporting currency of the Company is USD, and the functional currency of Jinzheng and Beijing CMJM is the Renminbi (RMB). The financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

December 31, 2009
Balance sheet	RMB	6.83720	to US	$1
Statement of income and comprehensive income	RMB	6.84088	to US	$1

December 31, 2008
Balance sheet	RMB	6.85420	to US	$1
Statement of income and comprehensive income	RMB	6.96225	to US	$1

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation. RMB has been under pressure to appreciate against the US dollar. This results in foreign currency translation adjustment as depicted in combined financial statements.

(m)	Guarantee Expense

The Group accounts for its liability for product guaranteed in accordance with FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Under FIN 45, the aggregate changes in the liability for accruals related to product warranties issued during the reporting period must be charged to expense as incurred.

The Group guarantees a 98% survival rate of the ducklings by delivering additional 2% of the product. The guarantee expires seven days after delivery. If the survival rate falls below 96%, the Group provides additional guarantee compensation to customers. Based on historical experience, the likelihood that survival rate falls below 96% is remote and therefore no accrued guarantee liability was recorded at year-end. Guarantee expense for the 2009 and 2008 were $0 and $0, respectively.

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

(n)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On an on-going basis, the Group evaluates its estimates, including, but not limited to, those related to depreciation, bad debts, income taxes and contingencies.  The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, actual results could differ from those estimates.

(o)	Economic and Political Risks

The Group’s operations are conducted in China.  Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of the Chinese economy.

The Group’s operations in China are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe.  These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange.  The Group’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

(p)	Fair Value of Financial Instruments

The carrying value of financial instruments including cash, receivables, accounts payable, accrued expenses and debt, approximates their fair value at December 31, 2009 and 2008 due to the relatively short-term nature of these instruments.

(q)	Revenue Recognition

Revenue from sales of the Group’s products is recognized when the significant risks and rewards of ownership have been transferred to the third-parties at the time when the products are delivered to and accepted by them, the sales price is fixed or determinable as stated in the sales contract, and collection is reasonably assured.  Revenues consist of the invoice value of the sale of goods net of value added tax, and product returns.

Sale of ducklings

The Group recognizes the sale of ducklings upon the delivery of the ducklings to farmers. Upon the delivery of the ducklings, the risk and award on the ducklings have been transferred to farmers. Therefore, revenue is recognized accordingly.

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

Pursuant to the contracts between the Jinzheng and the farmers, the Group is obligated to buy back the ducks within the contract period provided the mature ducks meet conditions specified in the contract.

Sale of feed

The Group recognizes the sale of feed upon the delivery of the feed to distributors. The risk and award on the feed have been transferred to distributors. Therefore, revenue is recognized accordingly.

Pursuant to the contracts between the Jinzheng and the distributors, the feed sold to distributors should only be sold to the Group’s contracted farmers.

Sale of frozen duck products and other products

The Group recognizes the sale of frozen duck products and other products upon the delivery to the customers.

Top ten unrelated customers of the Group command approximately 29% and 39% of the 2009 and 2008 total sales, respectively.

(r)	Advertising and promotion expenses

Advertising and promotion expenses are expensed as incurred and are included in selling expenses.

(s)	Cost of revenues

Cost of revenues consists primarily of material costs, employee compensation, depreciation and related expenses, which are directly attributable to the production of products. Write-down of inventory to lower of cost or market is also recorded in cost of revenues. Top four unrelated suppliers command approximately 11% and 14% of the 2009 and 2008 total purchases, respectively.

(t)	Value-added tax (“VAT”)

In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable balance on the balance sheet.

(u)	Business tax (“BT”) and surcharges

According to China’s tax laws, Beijing CMJM is subject to a 5% business tax on revenue obtained from Jinzheng,  Business tax and the related surcharges are recognized when the revenue is earned.
Jinzheng is subject to 11% related surcharges for city construction and education on total VAT payable for the reporting periods. Business tax and the related surcharges are recognized when the VAT payable is occurred.

(v)	Employee benefit

The full-time employees of the Company’s PRC subsidiary are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits, which were expensed as incurred, were $41,399 and $44,854 for the years ended December 31, 2009,and 2008, respectively.

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

(w)	Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The component of comprehensive income includes foreign currency translation adjustment.

(x)	Concentration of Credit Risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of trade account receivable.  The Group performs ongoing credit evaluations with respect to the financial condition of its creditors, but does not require collateral.

The Group’s insurance may not provide sufficient coverage in the event of damage or loss of its properties due to the limited business insurance products offered in China. If a natural disaster, fire, wide spread disease or other significant event beyond the Group’s control occurred, the value of the Group’s properties may be subject to write-off and the Group would incur a significant loss thereon.

(y)	Government Subsidies

Government grants for revenue and /or expenses should be recognized in income when the related revenue and/or expense are recorded. Government grants related to property, plant, and equipment should be netted against the depreciation expense of the related assets over the useful lives of these assets. Government subsidies relating to specific borrowings are recorded as an offset to the interest expense over the term of these borrowings. Unrestricted government subsidies from local governmental agencies allowing the Group fully discretion in the fund utilization were $0 and $28,726 for the years ended December 31, 2009 and 2008, respectively.

(z)	Segment Reporting

The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in China, no geographical segments are presented.

(aa)	Recent Accounting Pronouncements

In September 2006, FASB issued ASC 820 (Prior authoritative literature: SFAS No. 157, “Fair Value Measurements” which defines fair value, establishes a market-based framework or hierarchy for measuring fair value and expands disclosures about fair value measurements. This guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. It does not expand or require any new fair value measures; however the application of this statement may change current practice. The Group adopted this guidance for financial assets and liabilities effective January 1, 2008 and for non financial assets and liabilities effective January 1, 2009. The adoption did not have a material effect on the Group’s financial condition, results of operations, or cash flows.

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

In December 2007, FASB issued FASB ASC 805 (Prior authoritative literature:  SFAS No. 141(R), “Business Combinations”   and FASB ASC 810-10-65 (prior authoritative literature:  SFAS No. 160, “Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51”). These new standards will significantly change the accounting for and reporting of business combinations and non-controlling (minority) interests in consolidated financial statements. FASB ASC 805 and FASB ASC 810-10-65 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited.  The adoption of FASB ASC 805 and FASB ASC 810-10-65 did not have a material impact on the Group’ financial position, results of operations, or cash flows.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”).   SAB 110 permits companies to continue to use the simplified method, under certain circumstances, in estimating the expected term of “plain vanilla” options beyond December 31, 2007.  SAB 110 updates guidance provided in SAB 107 that previously stated that the Staff would not expect a Group to use the simplified method for share option grants after December 31, 2007.    Adoption of SAB 110 did not have a material impact on the Group’s financial statements.

In March 2008, FASB issued FASB ASC 815-10 (prior authoritative literature:  SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”). FASB ASC 815-10 requires enhanced disclosures about an entity’s derivative and hedging activities. FASB ASC 815-10 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early application encouraged. As such, the Group is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The adoption of FASB ASC 815-10 did not have a material impact on the Group’s financial position, results of operations, or cash flows.

In May 2008, FASB issued FASB ASC 944 (prior authoritative literature:  SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts — an interpretation of FASB Statement No. 60"). FASB ASC 944 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that Statement. FASB ASC 944 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years.  The Group adopted these provisions for the fiscal year ended December 31, 2009. The adoption of issued FASB ASC 944 did not have a material impact on the Group’s financial position, results of operations, or cash flows.

In May 2009, FASB issued FASB ASC 855-10 (prior authoritative literature:  SFAS No. 165, "Subsequent Events"). FASB ASC 855-10 establishes principles and requirements for the reporting of events or transactions that occur after the balance sheet date, but before financial statements are issued or are available to be issued. FASB ASC 855-10 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The Group adopted these provisions for the fiscal year ended December 31, 2009. Adoption of FASB ASC 855-10 did not have a material effect on the Group’s financial statements.

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

In June 2009, FASB issued ASC 105-10 (Prior authoritative literature:  SFAS No. 168, "The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles  a replacement of FASB Statement No. 162").  FASB ASC 105-10 establishes the FASB Accounting Standards Codification TM (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. FASB ASC 105-10 is effective for financial statements issued for fiscal years and interim periods ending after September 15, 2009.  The Group adopted these provisions for the fiscal year ended December 31, 2009. Adoption of FASB ASC 105-10 did not have a material effect on the Group’s financial statements.

In February 2010, FASB issued ASU 2010-09 Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 removes the requirement for an SEC filer to disclose a date in both issued and revised financial statements.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. Adoption of ASU 2010-09 did not have a material effect on the Group’s financial statements.

Note 3 – Accounts Receivable

The Group’s accounts receivable from unrelated parties as of December 31, 2009 and 2008 were summarized as follows:

December 31,	2009	2008

Trade Receivables	$4,526,022	$2,983,353
Less: Allowance for doubtful accounts	(131,474)	(113,383)

Net accounts receivable	$4,394,548	$2,869,970

Movement of allowance for doubtful accounts

Balance – December 31, 2007		$-
Allowance provided		111,623
Foreign currency translation		1,760

Balance – December 31, 2008		113,383
Allowance provided		17,799
Foreign currency translation		292

Balance – December 31, 2008		$131,474

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

Note 4 - Inventory

On December 31, 2009 and 2008, inventories consisted of the following:

December 31,	2009	2008

Raw materials	$262,916	$594,212
Breeders	805,537	902,462
Finished goods
Processed poultry	286,695	1,106,328
Feed	83,146	118,001

Total Inventories	$1,438,294	$2,721,003

Note 5 – Prepayments

As of December 31, 2008, the Group has prepayments of $830,756.  These prepayments are equipment and civil construction contract deposits for the marsh gas facility, the animal feed storage facility, and the dormitory.

Note 6 – Other receivables

December 31,	2009	2008

Other receivables	$825,842	$1,595,155
Less: Allowance for doubtful accounts	-	-

Net other receivable	$825,842	$1,595,155

Other receivables are unsecured, interest free and have no fixed repayment date.

Note 7 – Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Name of related party	Relationships with the Company
Shouguang Jintai Construction Co., Ltd. ("Jintai")	Under common control by Mr. Shan Junfeng

Mr. Shan Junfeng	Chairman, CEO, and major shareholder of the Company

(1)           Due from/to related parties

Due from Jintai	December 31, 2009	December 31, 2008
	USD	USD
Loan (RMB 3,096,619.44)	452,907	597,768
Receivable arising from transfer of a lease of salt lake field at 2007 year end (proceed: RMB 4,389,666.67)	642,027	640,347
	1,094,934	1,238,115

The loan is interest free and with no fix payment term.

The Group transferred the lease of a salt field to the related party at the end of 2007. The total consideration is $640,435 (RMB 4,389,667) which was the prepayment made to leaser (the local government of China) by the Group  in prior periods. The consideration has not been paid by the related party. According to the lease transfer agreement, Jintai is required to settle the amount on installment basis, $292,517(RMB 2,000,000) due on March 31, 2010, $146,259(RMB 1,000,000) due on June 30, 2010, and rest $203,251(RMB 1,389,667) due on December 31 2010. Though the receivable from Jintai is past due, the Company has not provided allowance as there has not been a significant change in credit quality and the amounts are still considered recoverable.

(2)           Transactions with Jintai:

During 2008, the Group signed two civil work contracts totaling $291,792 (RMB 2,000,000) with the related party for an animal feed storage facility improvement and constructing a marsh gas facility.  As of December 31, 2008, the Group prepaid $237,810 (RMB 1,630,000) on these contracts.  These improvement and facility were completed and in use in December 2009.

(3)           Mr. Junfeng Shan will continue to hold a controlling interest of the outstanding equity in the company after the offering.

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

Note 8 - Property, Plant and Equipment

Property, plant and equipment consisted of the following, as of December 31, 2009 and 2008.

December 31,	2009	2008

Buildings and Leasehold	$5,550,561	$4,811,887
Machinery	1,653,468	1,400,739
Office Equipments	17,637	16,922
Motor Vehicles	6,362	6,346
Total	7,228,028	6,235,894

Accumulated Depreciation	(2,693,002)	(2,295,918)

Construction in Progress	-	39,776

Property, Plant and Equipment, net	$4,535,026	$3,979,752

The Group recorded depreciation expense of $391,165 and $310,145 for the years ended December 31, 2009 and 2008, respectively.

Note 9 - Land Use Rights

December 31,	2009	2008

Land Use Right	$4,003,277	$700,702
Accumulated Amortization	(102,698)	(68,080)

Land Use Right, net	$3,900,579	$632,622

The Group recorded amortization expense of $34,429 and $13,826 for the years ended December 31, 2009 and 2008, respectively.

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

Note 10 - Short-term Bank Loan

Short-term loan represented the following as of December 31, 2009 and 2008:

December 31,	2009	2008

Secured	$1,901,363	$3,355,607
Less: Current portion	(1,901,363)	(3,355,607)

Non-current portion	$-	$-

To finance the operation of the business, the Group obtained the following short-term loans from the local Rural Cooperative Bank of China.  These loans were guaranteed by three unrelated companies. Interest is payable monthly on the 20th day.  The loans as at December 31,2008 were paid in full on their maturity date.  The Group recorded $20 1,895 and $ 39 1,666 interest expenses related to these bank loans for the years ended December 31, 2009 and 2008, respectively.

Inception Date	Maturity Date	Loan Amount	Annual Interest Rate
April 18, 2008	April1 7, 2009	$729,480	11.952%
October 14, 2008	October 13, 2009	729,480	11.952%
November 14, 2008	November 13, 2009	729,480	11.632%
December 12, 2008	December 11, 2009	1,167,167	8.496%

Total loans outstanding at December 31, 2008		$3,355,607

November 22, 2009	November 21, 2010	$731,293	6.195%
December 16, 2009	December 15, 2010	1,170,070	6.195%

Total loans outstanding at December 31, 2009		$1,901,363

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

Note 11 – Income Taxes

The Company pays no tax and conducts substantially all of its business through its subsidiary and VIE located in China.
The Company’s subsidiary and VIE registered in China are subject to enterprise income tax (“EIT”) on the taxable income as reported in their statutory accounts adjusted in accordance with relevant Chinese income tax laws. The general applicable EIT rate is 25% (2009: 25%).

The provision for income taxes includes the following:

For the years ended December 31,	2009	2008

Current income tax expense	$1,634,521	$1,486,018
Deferred income tax (benefit)	(4,445)	(27,906)

Provision for income taxes, net	$1,630,076	$1,458,112

All of the Group’s income (loss) before income taxes is from Chinese sources. Actual income tax expenses reported in the combined statements of income and comprehensive income differ from the amounts computed by applying the Chinese statutory income tax rate of 25% to income before income taxes for 2009 and 2008 for the following reasons:

For the years ended December 31,	2009	2008

Income before income taxes	$6,360,426	$5,541,614
Computed “expected” income tax expense at 25%	1,590,107	1,385,404
Tax effect on net permanent differences (nondeductible expenses)	39,969	72,708

Provision for income taxes	$1,630,076	$1,458,112

Deferred tax assets and deferred tax liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. A summary of the composition of the deferred income tax assets follows:

As of December 31,	2009	2008

Bad debt reserve	$32,868	$28,346
Total	32,868	28,346
Valuation allowance	-	-

Net deferred assets	$32,868	$28,346

The Group has no loss carry forwards available. As the result of the assessment of the FASB ASC 740-10 (prior authoritative literature: FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109), the Group has no unrecognized tax benefits.

In addition, the Group had a corporate income tax liability of $656,569 and $682,732 for the years ended December 31, 2009 and 2008, respectively.

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

Note 12 – Long Term Liabilities

The Group’s long term liability includes a loan from the local finance bureau originated on January 1, 2007 with the first repayment of RMB 790,000 (approximately $116,000) on October 30, 2011 and the remaining due on December 31, 2012. The annual interest rate is approximate 2% and the annual interest was RMB 33,000 (approximately $5,000). The low interest is to support the Group’s operation in poultry industry. The loan was guaranteed by an unrelated company.

Note 13 - Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary and VIE. Relevant Chinese statutory laws and regulations permit payments of dividends by the Company’s Chinese subsidiary only out of their retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiary and VIE.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in China is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s Chinese statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Beijing CMJM was established as a wholly-owned foreign invested enterprise and therefore is subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of China, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s Chinese statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s Chinese statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Jinzheng was established as domestic invested enterprises and therefore is subject to the above mandated restrictions on distributable profits.

As a result of these Chinese laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s Chinese subsidiary and VIE are restricted in their ability to transfer a portion of their net assets to the Company.

  Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

Amounts restricted include paid-in capital and statutory reserve funds of the Company’s Chinese subsidiary and VIE as determined pursuant to Chinese generally accepted accounting principles, totaling approximately $5,812,000 and $5,336,000 as of December 31, 2009 and 2008, respectively  Therefore in accordance with Rules 5-04 and 4-08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2009, and for the year then ended are disclosed in Note 15.

 Note 14 – Commitments and Contingencies

(a)	Capital Commitments

As of December 31, 2009 and 2008, the Group had no significant capital commitments required for disclosure.

(b)	Lease Commitments

As of December 31, 2009 and 2008, the Group had no significant lease commitments required for disclosure.

(c)	Repurchase commitment

As part of our operation mode, we sign meat duck raising contracts with farmers to have them raise ducks for us. Pursuant to the contract, the farmers are required to pay for the ducklings. We agree on a fixed repurchase price based on the actual duck weight to buy back the mature ducks meeting certain criteria in 30 days. The criteria include weight, no defect on the feather, no use of other source of feed other than Jinzheng’s feed, and no stomach content found during slaughtering, and etc. In December 2009 and 2008, we have sold 764,400 and 789,940 ducklings to the contracted farmers, respectively. Accordingly, as of December 31, 2009 and 2008, we have the obligation of approximately $1,753,000 and $988,000, respectively, to buy back the mature ducks from farmers.

(d)	Legal Proceedings

As of December 31, 2009 and 2008, the Group had no legal proceedings required for disclosure.

(e)	Guarantees

The Group provided the following loan guarantees at the respective reporting dates:

Borrower	Maturity Date	Loan Amount
Shouguang Desheng Steel Construction Equipment Installation Co., Ltd.	March 20, 2010	$585,035
Shouguang Desheng Steel Construction Equipment Installation Co., Ltd.	June 15, 2010	438,776
Shandong Haihui Group Co., Ltd.	March 25, 2010	731,294
Shandong Haihui Group Co., Ltd.	June 28, 2010	511,905
Total loans outstanding at December 31, 2009		$2,267,010
Shandong Haihui Group Co., Ltd.	January 10, 2009	$510,636
Shandong Haihui Group Co., Ltd.	May 13, 2009	875,376
Shandong Yilong Textile Co., Ltd.	June 5, 2009	583,584
Total loans outstanding at December 31, 2008		$1,969,596
Pursuant to the guarantee contracts entered among with the guarantee, banks, and Jinzheng, the Group is obligated to repay the loan to banks if the borrowers fail to repay the proceeds to banks within two years after the due date of the loans.  All outstanding loans as at December 31, 2008 were repaid by borrowers on a timely manner.

It is a common business practice in China for companies to guarantee these types of short-term loans . In addition, we believe the  unrelated parties whose loans are guaranteed by us have sound financial position and the possibility of the Company experiencing a loss from these guarantees is remote. Therefore the Group does not record any contingent liabilities. The unrelated parties also provided loan guarantees to the Group for bank loans.

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

Note 15 – Parent Company only condensed Financial Information

Zheng Hui Industry Corporation
Condensed Balance Sheet

December 31, 2009
ASSETS
Current Assets:
Cash and cash equivalents	$60
Beneficiary interest in variable interest entity	-
Total Current Assets	60

Total Assets	$60

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Other current liabilities	60
Total Current Liabilities	60

Total Liabilities	60

Stockholders’ Equity:
Preferred stock: $0.001 par value, 20,000,000 shares authorized , zero shares issued and outstanding	-
Common stock: $0.001 par value, 180,000,000 shares authorized, 2,000,000 shares issued and outstanding	2,000
Additional paid in capital	452
Retained earnings	(2,452)
Total Stockholders’ Equity	-

Total Liabilities and Stockholders’ Equity	$60

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

Zheng Hui Industry Corporation
Condensed Income Statement

For the years ended December 31,	2009

General and administrative expenses	$2,452
Net income	$(2,452)

Basic and diluted earning per common share	$-
Basic and diluted weighted average common shares outstanding	2,000,000

Zheng Hui Industry Corporation
Condensed Cash Flow

For the years ended December 31,	2009

Cash flows from operating activities:
Net income	$(2,452)
Adjustments to reconcile net income to net cash provided by operations:
Other current liabilities	60

Net cash provided by operating activities	(2,392)

Cash flows from financing activities:
Capital contribution	2,452
Net cash flows from financing activities	2,452

Net changes in cash and cash equivalents	60
Cash and cash equivalents, beginning	-

Cash and cash equivalents, ending	$60

Note 16 – Subsequent events

On March 17, 2010, Zheng Hui issued 30,457 common shares to Blue Net Group Limited for $380,000. The fund was received by Beijing CMJM on May 28, 2010.

On March 23, 2010, Zheng Hui established Beijing CHENGMUJINMING Technology Service Co., Ltd (Beijing CMJM), a wholly owned subsidiary in Beijing, the Peoples Republic of China.

Zheng Hui Industry Corporation

Notes To Combined Financial Statements

December 31, 2009 and 2008

On March 25, 2010, Beijing CMJM, Jinzheng and principal shareholders entered into a series of agreements, under which Beijing CMJM obtained the ability to direct the operations of Jinzheng and to receive a majority of the residual returns (absorb 100% of the expected losses and receive 85% of the expected gains of Jinzheng).

As of May 21, 2010, Zheng Hui Industry Corporation was reincorporated from Oregon to Nevada.

The Group has evaluated subsequent events through June 7, 2010, the date which the financial statements were available to be issued, and no such events have occurred except which has already been disclosed.

Note 17 – Restatement of financial statements

The Company has restated the balance sheet for the year ended December 31, 2008 to reflect the 20% non-controlling interest; the statements of operations and comprehensive income for the year ended December 31, 2008 and 2009 to reflect the  20% non-controlling interest of twelve months ended December 31, 2008 and the eleven months ended November 30, 2009, respectively; and restated the equity statement for the opening of 2008 and years ended December 2008 and 2009.

Zheng Hui Industry Corporation
Consolidated and Combined Balance Sheets

	September 30, 2010	December 31, 2009
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,247,644	$2,543,095
Accounts receivable, net	4,792,223	4,394,548
Inventory	1,183,698	1,438,294
Prepayments	-	5,043
Other receivables	642,673	825,842
Due from related parties	819,081	1,094,934
Total current assets	13,685,319	10,301,756

Property, plant and equipment, net	4,592,032	4,535,026
Land use right, net	3,920,598	3,900,579
Deferred tax assets	47,668	32,868

Total assets	$22,245,617	$18,770,229

Current liabilities:
Short-term loan	$1,940,849	$1,901,363
Accounts payable	967,412	1,008,627
Advances from customers	516,384	345,196
Tax payable	292,918	985,008
Accrued expenses	20,086	17,537
Salary payable	109,018	122,576
Due to related parties	318,994	24,864
Other current liabilities	454,183	378,641
Total current liabilities	4,619,844	4,783,812

Long-term loan	235,141	230,357
Total liabilities	4,854,985	5,014,169

Stockholders’ equity:
Preferred stock: $0.001 par value, 20,000,000 shares authorized , zero shares issued and outstanding		-
Common stock: $0.001 par value, 180,000,000 shares authorized, 2,030,457 and 2,000,000 shares issued and outstanding as of September 30, 2010 and December 31, 2009, respectively	2,030	2,000
Additional paid in capital	4,574,695	4,194,225
Statutory reserve	1,615,946	1,615,946
Retained earnings	9,827,664	6,920,959
Accumulated other comprehensive income	1,370,297	1,022,930
Total stockholders’ equity	17,390,632	13,756,060

Total liabilities and stockholders’ equity	$22,245,617	$18,770,229

 Zheng Hui Industry Corporation
Consolidated and Combined Statements of Operations and Comprehensive Income (Unaudited)

	Nine Months Ended
	September 30, 2010	September 30, 2009

Sales	$30,191,902	$25,178,060
Sales tax and surtax	128,690	6,478
Net sales	30,063,212	25,171,582
Cost of sales	24,917,180	20,098,775
Gross profit	5,146,032	5,072,807

Operating expenses
Selling expenses	195,766	144,432
General and administrative expenses	899,886	535,831
Bad debt reserve	55,211	-
Interest expense	106,715	160,423
Total operating expenses	1,257,578	840,686

Income from operations	3,888,454	4,232,121

Other income
Other income	-	23,180
Total other income	-	23,180

Net income before provision for income taxes	3,888,454	4,255,301
Provision for income taxes	981,749	1,108,370
Net income	$2,906,705	$3,146,931

Foreign currency translation	347,367	24,213
Comprehensive income	$3,254,072	$3,171,144

Less:
Net income attributable to non-controlling interest in VIE	-	629,386
Other comprehensive income attributable to non-controlling interest’s share – foreign currency translation adjustment	-	4,843
Total comprehensive income attributable to non-controlling interest’s share	-	634,229

Net income attributable to stockholders	2,906,705	2,517,545
Other comprehensive income attributable to stockholders – foreign currency translation adjustment	347,367	19,370
Total comprehensive income attributable to stockholders	$3,254,072	$2,536,915

Basic and diluted earning per common share – to stockholders	$1.44	$1.26
Basic and diluted weighted average common shares outstanding	2,021,997	2,000,000

Zheng Hui Industry Corporation
Consolidated and Combined Statements of Cash Flows

For the nine month ended September 30,	2010	2009
Cash flows from operating activities:
Net income	$2,906,705	$3,146,931
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization expenses	397,001	310,222
Bad debt expenses	55,211	-
Changes in operating assets and liabilities:
Accounts receivable	(285,390)	(217,025)
Other receivables	123,970	509,067
Inventory	280,761	(18,447)
Prepayments	5,046	(619,540)
Deferred tax assets	(13,802)	-
Accounts payable	(59,947)	591,885
Due to related parties	290,997	-
Advance from customers	160,671	(117,207)
Tax payable	(700,999)	(322,220)
Accrued expenses	2,154	101
Salary payable	(15,756)	(20,595)
Other current liabilities	65,194	24,238
Net cash provided by operating activities	3,211,816	3,267,410

Cash flows from investing activities:
Acquisition of property, plant and equipments	(302,153)	(936,294)
Acquisition of Land Use Right	-	(1,407,961)
Net cash used in investing activities	(302,153)	(2,344,255)

Cash flows from financing activities:
Borrowing from (lending to) related companies-net	294,972	73,028
Proceeds from issuance of common stock	380,500	-
Repayment of bank loans	-	(1,461,286)
Dividends distribution	-	(210,322)
Net cash flows from financing activities	675,472	(1,598,580)

Net changes in cash and cash equivalents	3,585,135	(675,425)
Effect on change of exchange rate	119,414	3,362
Cash and cash equivalents, beginning	2,543,095	1,720,357
Cash and cash equivalents, ending	$6,247,644	$1,048,294

Supplementary cash flow information:
Interest paid	$107,910	$171,091
Income tax paid	$1,545,075	$1,457,164
non-cash financing activity resulted from chairman paid IPO related expenses on behalf of the company	$290,997	nil

Zheng Hui Industry Corporation

Notes to Consolidated and Combined Financial Statements (Unaudited)

Note 1 – Organization and Basis of Presentation

Zheng Hui Industry Corporation (“the Company”) was incorporated under the laws of the State of Oregon, United States on January 22, 2009 as a Corporation.  On May 21, 2010, the Company was reincorporated from Oregon to Neveda. On March 23, 2010, the Company established a wholly owned subsidiary in Beijing, the Peoples Republic of China (“China”), named Beijing CHENGMUJINMING Technology Service Co., Ltd (“Beijing CMJM”). Other than the equity interest in Beijing CMJM, The Company does not own any assets or conduct any operations. Beijing CMJM conducts its business through a legal entity located in Shouguang City, Shandong Province, China, named WeiFang Jinzheng Poultry Co., Ltd (“Jinzheng”).

Jinzheng was incorporated on April 22, 2002 by Mr. Junfeng Shan who held 84% of the equity interest and four other individuals (“minority shareholders”) who held the rest 16% of the equity interest. On May 28, 2006, after Mr. Junfeng Shan and the minority shareholders increasing the investment to Jinzheng, Mr. Junfeng Shan held 80% of the equity interest and the minority shareholders held the rest 20% of the equity interest. On December 1, 2009, after the execution of share transfer agreements, Mr. Junfeng Shan held 89.85% of the total equity, and three other individuals (other than the minority shareholders) have obtained 3.05%, 3.55%, and 3.55% of the equity, respectively (these four individuals consists of “principal shareholders”).

The income attributed to the non-controlling interest was determined as follows:
A non-controlling interest of 20% existed for the entire nine month period in 2009. Therefore, both the net income and other comprehensive income have been calculated as 20% of those components for the 2009 periods reflected.

On March 17, 2010, the Company issued 30,457 common shares to Blue Net Group Limited for $380,500. The fund was received by Beijing CMJM on May 28, 2010.

On March 25, 2010, to protect The Company’s shareholders from possible future foreign ownership restrictions, Beijing CMJM, Jinzheng and its current shareholders entered into a series of agreements. Under these agreements Beijing CMJM obtained the ability to direct the operations of Jinzheng and to receive a majority of the residual returns (receive 85% of the expected gains of Jinzheng).Therefore, management determined that Jinzheng became a variable interest entity (“VIE”) under the provisions of Financial Accounting Standards Board (“FASB”) ASC 810-10 (Prior authoritative literature: FIN 46R Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51) and the Company was determined to be the primary beneficiary of Jinzheng. Accordingly, beginning March 25, 2010, The Company is able to consolidate the assets, liabilities, results of operations and cash flows of Jinzheng in the financial statements. Because the shareholder group of the Company and Jinzheng were the same, the Company and Jinzheng were deemed, until March 25, 2010, to be under the common control.

The consolidated and combined financial statements are prepared as if the reorganization structure was completed on January 1, 2008.

The Company, its subsidiary-Beijing CMJM, and its VIE-Jinzheng (collectively the “Group”) are principally engaged in the poultry breeding and processing, frozen poultry product distribution, and feed production. The Group distributes products nationally in China.

Top ten unrelated customers of the Group command approximately 26% and 31% of the third three months of 2010 and 2009 total sales.

Zheng Hui Industry Corporation

Notes to Consolidated and Combined Financial Statements (Unaudited)

Top ten unrelated customers of the Group command approximately 25% and 32% of  nine months ended September 30, 2010 and 2009 total sales.

Note 2 – Summary of Significant Accounting Policies

(a)         Basis of Presentation

The condensed consolidated financial statements as of and for September 30, 2010 include the accounts of the Company, its subsidiary Beijing CMJM and the VIE-Jinzheng. The condensed combined financial statements as of and for September 30, 2009 include the accounts of Zheng Hui and the VIE-Jinzheng. All significant intercompany balances and transactions have been eliminated in the consolidation. Certain information and footnote disclosures normally included in financial statements prepared in conjunction with generally accepted accounting principles have been condensed or omitted as permitted by the rules and regulations of the United States Securities and Exchange Commission, although the Group believes that the disclosures contained in this report are adequate to make the information presented not misleading. These condensed consolidated and combined financial statements should be read in conjunction with the annual audited combined financial statements and the notes there to included in the Company’s registration statement on Form S-1 filed with the SEC.

The accompanying condensed unaudited interim consolidated and combined financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Group for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole.

Note 3 – Recent Accounting Pronouncements

In June 2009, the FASB issued FASB ASC 860-10-05 (Prior authoritative literature: FASB Statement No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”).  FASB ASC 860-10-05 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. FASB ASC 860-10-05 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. As such, the Company was required to adopt this standard in January 2010. The adoption of FASB ASC 860-10-05 has not had a material effect on the Company’s consolidated and combined financial statements.

In June 2009, the FASB issued FASB ASC 810-10-05 (Prior authoritative literature: FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R)”). FASB ASC 810-10-05 improves financial reporting by enterprises involved with variable interest entities and to address (1) the effects on certain provisions of prior authoritative literature FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in prior authoritative literature SFAS 166 and (2) constituent concerns about the application of certain key provisions of prior authoritative literature Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. FASB ASC 810-10-05 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. As such, the Company was required to adopt this standard in January 2010. The adoption of FASB ASC 810-10-05 has not had a material effect on the Company’s consolidated and combined financial statements.

Zheng Hui Industry Corporation

Notes to Consolidated and Combined Financial Statements (Unaudited)

In June 2009, the FASB issued revised authoritative guidance related to variable interest entities, which requires entities to perform a qualitative analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. The guidance also requires an ongoing reassessment of variable interests and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This guidance, which was reissued by the FASB in December 2009 as ASU  No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” amends ASC Topic 810, “Consolidation”, and became effective as of the beginning of an entity’s first annual reporting period that begins after November 15, 2009 (January 1, 2010 for the Company). The adoption of this guidance has not had a significant impact on the Company’s consolidated and combined financial statements.

In January 2010, the FASB issued Accounting Standards Updated (ASU) No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which amends ASC 820, “Fair Value Measures and Disclosures.” ASU No. 2010-06 amends the ASC to require disclosure of transfers into and out of Level 1 and Level 2 fair value measurements, and also require more detailed disclosure about the activity within Level 3 fair value measurements. The changes to the ASC as a result of this update are effective for annual and interim reporting periods beginning after December 15, 2009 (January 1, 2010 for the Company), except for the requirements related to Level 3 disclosures, which are effective for annual and interim reporting periods beginning after December 15, 2010 (January 1, 2011 for the Company). This guidance requires new disclosures only, and has not had a significant impact on the Company’s consolidated and combined financial statements.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements, which amends FASB ASC Topic 855, Subsequent Events. The update provides that SEC filers, as defined in ASU 2010-09, are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The update also requires SEC filers to evaluate subsequent events through the date the financial statements are issued rather than the date the financial statements are available to be issued. The Company adopted ASU 2010-09 upon issuance. The adoption of this ASU update has no material impact on the Company’s financial statements.

Zheng Hui Industry Corporation

Notes to Consolidated and Combined Financial Statements (Unaudited)

Note 4 - Foreign Currency Translation

For the reported periods, the exchange rate used is as follows:

September 30, 2010
Balance sheet	RMB	6.69810	to US	$1
Statement of income and comprehensive income	RMB	6.78032	to US	$1

September 30, 2009
Balance sheet	RMB	6.83760	to US	$1
Statement of income and comprehensive income	RMB	6.84110	to US	$1

December 31, 2009
Balance sheet	RMB	6.83720	to US	$1
Statement of income and comprehensive income	RMB	6.84088	to US	$1

Note 5 – Trade Receivables

The Group’s trade receivables from unrelated parties as of September 30, 2010 and 2009 were summarized as follows:

	September 30, 2010 (Unaudited)	December 31, 2009
Trade Receivables	$4,908,248	$4,526,022
Less: Allowance for doubtful accounts	(116,025)	(131,474)
Net accounts receivable	$4,792,223	$4,394,548

Zheng Hui Industry Corporation

Notes to Consolidated and Combined Financial Statements (Unaudited)

Movement of allowance for doubtful accounts on accounts receivable	2010
Opening balance as of January 1	$131,474
Allowance reverse	(15,449)
Closing balance as of September 30	$116,025

The allowance reverse was made since the Group collected the trade receivables in this period

Note 6 – Other Receivables

The Group’s other receivables from unrelated parties as of September 30, 2010 and 2009 were summarized as follows:

	September 30, 2010 (Unaudited)	December 31, 2009
Other Receivables	$717,321	$825,842
Less: Allowance for doubtful accounts	(74,648)	-
Net other receivable	$642,673	$825,842

Zheng Hui Industry Corporation

Notes to Consolidated and Combined Financial Statements (Unaudited)

Movement of allowance for doubtful accounts on other receivable	2010
Opening balance as of January 1	$-
Allowance provided	74,648
Closing balance as of September 30	$74,648

Note 7 – Inventory

Inventories consisted of the following:

	September 30, 2010 (Unaudited)	December 31, 2009
Raw materials	$377,152	$262,916
Breeders	625,478	805,537
Finished goods
- Processed poultry	139,947	286,695
- Feed	41,121	83,146
Total Inventories	$1,183,698	$1,438,294

Note 8 –Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Name of related party	Relationships with the Company
Shouguang Jintai Construction Co., Ltd. ("Jintai")	Under common control by Mr. Shan Junfeng
Mr. Junfeng Shan	Chairman, CEO, and major shareholder of the Company

Zheng Hui Industry Corporation

Notes to Consolidated and Combined Financial Statements (Unaudited)

(1)           Due from/to related parties

Due from Jintai	September 30, 2010	December 31, 2009
	(unaudited)
Loan (RMB3,096,619.44)	$462,313	$452,908
Receivable arising from transfer of a lease of salt lake field at 2007 year end (proceed: RMB4,389,666.67)	356,768	642,026
	$819,081	$1,094,934

The loan is interest free and with no fix payment term.
The Group transferred the lease of a salt field to the related party at the end of 2007. The total consideration is $640,435 (RMB4,389,667) which was the prepayment made to lessor (the local government of China) by the Group  in prior periods. The consideration has not been paid by the related party. According to the lease transfer agreement, Jintai is required to settle the amount on installment basis, $298,592(RMB2,000,000) due on March 31, 2010, $149,296(RMB1,000,000) due on September 30, 2010, and rest $207,472(RMB1,389,667) due on December 31, 2010. The Group received payment of $298,592(RMB2,000,000) during this quarter. Though the receivable from Jintai is past due, the Company has not provided allowance as there has not been a significant change in credit quality and the amounts are still considered recoverable.

Due to related party	September 30, 2010	December 31, 2009
	(unaudited)
Jintai	$25,380	$24,864
Mr. Shan Junfeng	293,614	-
	$318,994	$24,864

(2)           Transactions with Mr. Shan Junfeng:

	September 30, 2010	September 30, 2009
	(unaudited)	(unaudited)

Short-term loan (arising from payment by Mr. Shan Junfeng on behalf of the Group for professional service, such as auditing and legal service relating to the IPO).	$290,997	$-

The loan is interest free and with no fix payment term.

(3)           Mr. Junfeng Shan will continue to hold a controlling interest of the outstanding equity in the company after the offering.

Zheng Hui Industry Corporation

Notes to Consolidated and Combined Financial Statements (Unaudited)

Note 9 - Property, Plant and Equipment

Property, plant and equipment consisted of the following,

	September 30, 2010 (Unaudited)	December 31, 2009
Buildings and Lease hold	$5,665,830	$5,550,561
Machinery	1,687,806	1,653,468
Office Equipments	21,018	17,637
Motor Vehicles	224,168	6,362
Total	7,598,822	7,228,028

Accumulated Depreciation	(3,091,968)	(2,693,002)

Construction in progress	85,178	-

Property, Plant and Equipment, net	$4,592,032	$4,535,026

The Group recorded depreciation expense of $337,077 and $292,651 for the nine months ended September 30, 2010 and 2009.

Note 10 - Land Use Rights

	September 30, 2010 (Unaudited)	December 31, 2009
Land Use Right	$4,086,413	$4,003,277
Accumulated Amortization	(165,815)	(102,698)
Land Use Right, net	$3,920,598	$3,900,579

The Group recorded amortization expense of $59,924 and $17,571 for the nine months ended September 30, 2010 and 2009.

Zheng Hui Industry Corporation

Notes to Consolidated and Combined Financial Statements (Unaudited)

Note 11 - Short-term Bank Loan

Short-term loan represented the following:

	September 30, 2010 (Unaudited)	December 31, 2009
Secured	$1,940,849	$1,901,363
Less: Current portion	(1,940,849)	(1,901,363)
Non-current portion	$-	$-

To finance the operation of the business, the Group obtained the following short-term loans from the local Rural Cooperative Bank of China.  These loans were guaranteed by two unrelated companies: Shandong Haihui Group Co., Ltd and Shouguang Desheng Steel Construction Equipment Installation Co., Ltd. Interest is payable monthly on the 20th day. The Group recorded $105,045 and $158,890 for the nine months ended September 30, 2010 and 2009.

Inception Date	Maturity Date	Loan Amount	Annual Interest Rate

November 22, 2009	November 21,2010	$ 746,480	6.195%
December 16, 2009	December 15,2010	1,194,369	6.195%
Total loans outstanding at September 30, 2010		$1,940,849

Zheng Hui Industry Corporation

Notes to Consolidated and Combined Financial Statements (Unaudited)

Note 12 – Income Taxes

The Company pays no tax and conducts substantially all of its business through its subsidiary and VIE located in China.

The Company’s subsidiary and VIE registered in China are subject to enterprise income tax (“EIT”) on the taxable income as reported in their statutory accounts adjusted in accordance with relevant Chinese income tax laws. The general applicable EIT rate is 25% (2009: 25%).

The provision for income taxes includes the following:

	Nine Months Ended
	September 30, 2010	September 30, 2009
Current income tax expense	$995,551	$1,108,370
Deferred income tax (benefit)	(13,802)	-
Provision for income taxes, net	$981,749	$1,108,370

All of the Group’s income (loss) before income taxes is from Chinese sources. Actual income tax expenses reported in the consolidated and combined statements of income and comprehensive income differ from the amounts computed by applying the Chinese statutory income tax rate of 25% to income before income taxes for the three months ended September 30, 2010 for the following reasons:

	Nine Months Ended
	September 30, 2010	September 30, 2009
Income before income taxes	$3,888,454	$4,255,301
Computed “expected” income tax expense at 25%	972,114	1,063,825
Tax effect on net permanent differences (nondeductible expenses)	9,635	44,545

Provision for income taxes	$981,749	$1,108,370

Zheng Hui Industry Corporation

Notes to Consolidated and Combined Financial Statements (Unaudited)

Deferred tax assets and deferred tax liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. A summary of the composition of the deferred income tax assets follows:

	September 30, 2010 (Unaudited)	December 31, 2009
Bad debt reserve	$47,668	$32,868
Total	47,668	32,868
Valuation allowance		-
Net deferred assets	$47,668	$32,868

The Group has no loss carryforwards available. As the result of the assessment of the FASB ASC 740-10 (Prior Authoritative Literature: FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109), the Group has no unrecognized tax benefits.
In addition, the Group had a corporate income tax liability of $118,093 for September 30, 2010.

Note 13 - Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary and VIE. Relevant Chinese statutory laws and regulations permit payments of dividends by the Company’s Chinese subsidiary only out of their retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiary and VIE.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in China is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s Chinese statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Beijing CMJM was established as a wholly-owned foreign invested enterprise and therefore is subject to the above mandated restrictions on distributable profits.
Additionally, in accordance with the Company Law of China, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s Chinese statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s Chinese statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Jinzheng was established as domestic invested enterprises and therefore is subject to the above mandated restrictions on distributable profits.

Zheng Hui Industry Corporation

Notes to Consolidated and Combined Financial Statements (Unaudited)

As a result of these Chinese laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s Chinese subsidiary and VIE are restricted in their ability to transfer a portion of their net assets to the Group.

Amounts restricted include paid-in capital and statutory reserve funds of the Company’s Chinese subsidiary and VIE as determined pursuant to Chinese generally accepted accounting principles, totaling approximately $6,190,000 as of September 30, 2010.

Note 14 – Commitments and Contingencies

(a)          Capital Commitments

As of September 30, 2010, the Group had no significant capital commitments required for disclosure.

(b)          Lease Commitments

As of September 30, 2010, the Group had no significant lease commitments required for disclosure.

(c)          Repurchase commitment

As part of our operation mode, we sign Meat duck raising contracts with farmers to have them raise ducks for us. Pursuant to the contract, the farmers are required to pay for the ducklings. We agree on a fixed repurchase price based on the actual duck weight to buy back the mature ducks meeting certain criteria in 30 days. The criteria include weight, no defect on the feather, no use of other source of feed other than Jinzheng’s feed, and no stomach content found during slaughtering, and etc. In September 2010, we have sold 776,903 ducklings to the contracted farmers. Accordingly, as of September 30, 2010, we have the obligation of approximately $ 1,600,000 to buy back the mature ducks from farmers.

(d)          Legal Proceedings

As of September 30, 2010, the Group had no legal proceedings required for disclosure.

Zheng Hui Industry Corporation

Notes to Consolidated and Combined Financial Statements (Unaudited)

(e)          Guarantees

The Group provided the following loan guarantees at the respective reporting dates:

Guarantees given to banks in connection with loans granted to the unrelated third parties	Maturity Date	Loan Amount
Shouguang Desheng Steel Construction Equipment Installation Co., Ltd	March 26, 2011	$597,184
Shouguang Desheng Steel Construction Equipment Installation Co., Ltd	June 17, 2011	447,888
Shandong Yilong Textile Co., Ltd	April 22, 2011	298,592
Shandong Haihui Group Co., Ltd	April 2, 2011	746,480
Shandong Haihui Group Co., Ltd	June 20, 2011	522,536
Total loans outstanding at September 30, 2010		$2,612,680

Shouguang Desheng Steel Construction Equipment Installation Co., Ltd.	March 20, 2010	$585,035
Shouguang Desheng Steel Construction Equipment Installation Co., Ltd.	June 15, 2010	438,776
Shandong Haihui Group Co., Ltd.	March 25, 2010	731,294
Shandong Haihui Group Co., Ltd.	June 28, 2010	511,905
Total loans outstanding at December 31, 2009		$2,267,010

Pursuant to the guarantee contracts entered among with the guarantee, banks, and Jinzheng, the Group is obligated to repay the loan to banks if the borrowers fail to repay the proceeds to banks within two years after the due date of the loans.

This is common business practice in China. In addition, those unrelated parties have sound financial position and possibility of the Company experiencing a loss from these guarantees is remote. Therefore, the Group does not record any contingent liabilities. The unrelated parties also provided loan guarantee to the Group for bank loans.

Note 15 – Subsequent Events

The Company did not have significant subsequent events through the financial statements issue date.

Common Shares

ZHENG HUI INDUSTRY CORPORATION

PROSPECTUS

Rodman & Renshaw, LLC	Newbridge Securities Corporation

                     , 2010

Until           , 2010 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the issuance and distribution of the common stock being registered. All amounts other than the Securities and Exchange Commission (“SEC”) registration fee are estimates.

SEC Registration Fees		$1,612
FINRA Fees		$2,500
Printing and Engraving Expenses	$		*
NASDAQ Application Fee		$50,000
Legal Fees and Expenses	$		*
Accounting Fees and Expenses	$		*
Miscellaneous	$		*
Total	$		*

*	To be included in an amendment

Item 14. Indemnification of Directors and Officers

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Securities Exchange Act of 1934 may be provided to our directors, officers and controlling persons pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us is in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities

The following private placements of the Company’s securities were made in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, as they were transactions by an issuer not involving a public offering .

On January 22, 2009, we issued to Mr. Junfeng Shan 2,000,000 shares of our common stock in consideration for $2,000. This issuance was made in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

i

On March 17, 2010, we issued 30,457 shares of our common stock to Blue Net Group Limited, a BVI company, in consideration for the investment of $380,000. This issuance was also made in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of the registration statement:

EXHIBIT NUMBER	DESCRIPTION
1.1	Form of Underwriting Agreement (1)

2.1	Articles of Merger*

2.2	Agreement of Merger*

3.1	Amended and Restated Certificate of Incorporation*

3.2	Bylaws*

4.1	Specimen Common Stock Certificate*

4.2	Form of Underwriter Warrant (1)

5.1	Opinion of McLaughlin & Stern LLP regarding the legality of securities (1)

10.1	Exclusive Technical Consulting Service Agreement dated March 25, 2010 between Beijing CMJM and Jinzheng*

10.2	Operating Agreement dated March 25, 2010 between Beijing CMJM and Jinzheng*

10.3	Form of Exclusive Equity Interest Pledge Agreement dated March 25, 2010 between Beijing CMJM and Shareholder of Jinzheng*

10.4	Form of Exclusive Equity Interest Purchase Agreement dated March 25, 2010 between Beijing CMJM, Jinzheng and Shareholder of Jinzheng*

10.5	Form of Power of Attorney dated March 25, 2010 between Beijing CMJM and Shareholder of Jinzheng*

10.6	Form of Meat Duck Raising Contract*

10.7	Form of Duck Feed Sales Contract*

10.8	Form of Frozen Duck Meat Sales Contract*

10.9	Employment Contract with Mr. Junfeng Shan dated May 24, 2010*

EXHIBIT NUMBER	DESCRIPTION
10.10	Employment Contract with Ms. Xiaofang Xue dated May 24, 2010*

10.11	Employment Contract with Mr. Shidian Shan dated May 24, 2010*

10.12	Employment Contract with Mr. Yunqing Wu dated May 24, 2010*

10.13	Employment Contract with Mr. Yongping Shan dated May 24, 2010*

10.14	Loan contract between Shouguang Rural Cooperative Bank and us dated November 20, 2009*

10.15	Loan contract between Shouguang Rural Cooperative Bank and us dated December 15, 2009*

10.16	Loan Guarantee contract between Shouguang Rural Cooperative Bank and us dated of March 20, 2009*

10.17	Loan Guarantee contract between Shouguang Rural Cooperative Bank and us dated of March 25, 2009*

10.18	Loan Guarantee contract between Shouguang Rural Cooperative Bank and us dated of June 15, 2009*

10.19	Loan Guarantee contract between Shouguang Rural Cooperative Bank and us dated of June 28, 2009*

10.20	Purchase and Sales Agreement of Breeder Ducks between Weifang Legang Food Co., Ltd. and us dated of March 3, 2010*

14.1	Business Code of Conduct*

14.2	Financial Code of Conduct*

14.3	Charter for the Audit Committee*

14.4	Charter for the Nominating and Corporate Governance Committee*

14.5	Charter for the Compensation Committee*

21.1	Subsidiary List*

23.1	Consent of EFP Rotenberg, LLP (2)

23.2	Consent of McLaughlin & Stern LLP (included in Exhibit 5.1) (1)

23.3	Consent of Zero Power Intelligence Co. Ltd. (2)

24.1	Power of Attorney

* Previously filed.

(1) To be filed by amendment.

(2) Filed with this Amendment No. 3.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933:

(i) The information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii) Each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

v

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form S-1 Amendment and has authorized this Form S-1 Amendment to be signed on its behalf by the undersigned in the City of Shouguang, People’s Republic of China, on November 1, 2010.

ZHENG HUI INDUSTRY CORPORATION

By:	/s/ Junfeng Shan
Junfeng Shan
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ Junfeng Shan		Chairman and
Junfeng Shan		Chief Executive Officer	November 1, 2010
(Principal Executive Officer)

/s/ Xiaofang Xue		Chief Financial Officer
Xiaofang Xue		(Principal Financial and Accounting	November 1, 2010
Officer)

/s/ Lilian Jiang*		Director
Lilian Jiang			November 1, 2010

/s/ Yuan Gong*		Director
Yuan Gong			November 1, 2010

/s/ Jing Cao*		Director
Jing Cao			November 1, 2010

/s/ Kunshan Wang*		Director
Kunshan Wang			November 1, 2010

*By:	/ s/ Junfeng Shan
Junfeng Shan, Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Form of Underwriting Agreement (1)

2.1	Articles of Merger*

2.2	Agreement of Merger*

3.1	Amended and Restated Certificate of Incorporation*

3.2	Bylaws*

4.1	Specimen Common Stock Certificate *

4.2	Form of Underwriter Warrant (1)

5.1	Opinion of McLaughlin & Stern LLP regarding the legality of securities (1)

10.1	Exclusive Technical Consulting Service Agreement dated March 25, 2010 between Beijing CMJM and Jinzheng*

10.2	Operating Agreement dated March 25, 2010 between Beijing CMJM and Jinzheng*

10.3	Form of Exclusive Equity Interest Pledge Agreement dated March 25, 2010 between Beijing CMJM and Shareholder of Jinzheng*

10.4	Form of Exclusive Equity Interest Purchase Agreement dated March 25, 2010 between Beijing CMJM, Jinzheng and Shareholder of Jinzheng*

10.5	Form of Power of Attorney dated March 25, 2010 between Beijing CMJM and Shareholder of Jinzheng*

10.6	Form of Meat Duck Raising Contract*

10.7	Form of Duck Feed Sales Contract*

10.8	Form of Frozen Duck Meat Sales Contract*

10.9	Employment Contract with Mr. Junfeng Shan dated May 24, 2010*

10.10	Employment Contract with Ms. Xiaofang Xue dated May 24, 2010*

10.11	Employment Contract with Mr. Shidian Shan dated May 24, 2010*

10.12	Employment Contract with Mr. Yunqing Wu dated May 24, 2010*

10.13	Employment Contract with Mr. Yongping Shan dated May 24, 2010*

10.14	Loan contract between Shouguang Rural Cooperative Bank and us dated November 20, 2009*

10.15	Loan contract between Shouguang Rural Cooperative Bank and us dated December 15, 2009*

10.16	Loan Guarantee contract between Shouguang Rural Cooperative Bank and us dated of March 20, 2009*

10.17	Loan Guarantee contract between Shouguang Rural Cooperative Bank and us dated of March 25, 2009*

10.18	Loan Guarantee contract between Shouguang Rural Cooperative Bank and us dated of June 15, 2009*

10.19	Loan Guarantee contract between Shouguang Rural Cooperative Bank and us dated of June 28, 2009*

10.20	Purchase and Sales Agreement of Breeder Ducks between Weifang Legang Food Co., Ltd. and us dated of March 3, 2010

14.1	Business Code of Conduct*

14.2	Financial Code of Conduct*

14.3	Charter for the Audit Committee*

14.4	Charter for the Nominating and Corporate Governance Committee*

14.5	Charter for the Compensation Committee*

21.1	Subsidiary List*

23.1	Consent of EFP Rotenberg, LLP (2)

23.2	Consent of McLaughlin & Stern LLP (included in Exhibit 5.1)(1)

23.3	Consent of Zero Power Intelligence Co. Ltd. (2)

24.1	Power of Attorney*

* Previously filed.

(1) To be filed by amendment.

(2) Filed with this Amendment No. 3.